     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1997


                                                      REGISTRATION NO. 333-16681
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           MIDCOM COMMUNICATIONS INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            WASHINGTON                           4813                           91-1438806
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                               1111 THIRD AVENUE
                               SEATTLE, WA 98101
                                 (206) 628-8000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                 PAUL P. SENIO

                          VICE PRESIDENT AND SECRETARY

                           MIDCOM COMMUNICATIONS INC.
                               1111 THIRD AVENUE
                               SEATTLE, WA 98101
                                 (206) 628-4900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                                THOMAS S. HODGE
                               MICHAEL A. SKINNER

                        HELLER EHRMAN WHITE & MCAULIFFE

                     6100 COLUMBIA CENTER, 701 FIFTH AVENUE
                           SEATTLE, WASHINGTON 98104
                                 (206) 447-0900
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------


                          CALCULATION OF REGISTRATION



===========================================================================================================
                                                                        PROPOSED MAXIMUM
        TITLE OF EACH CLASS                           PROPOSED MAXIMUM      AGGREGATE         AMOUNT OF
           OF SECURITIES              AMOUNT TO BE     OFFERING PRICE       OFFERING        REGISTRATION
         TO BE REGISTERED              REGISTERED      PER SECURITY(1)      PRICE(1)           FEE(2)
-----------------------------------------------------------------------------------------------------------
Common Stock, par value $.0001 per
  share............................     1,657,200           $6.81        $11,289,675.00       $3,420.77
===========================================================================================================



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457, based upon the average high and low prices of the Company's common stock as reported on the Nasdaq National Market on April 4, 1997.


(2) A registration fee of $4,534.00 was paid upon the original filing of this Registration Statement on November 25, 1996 based upon the average high and low prices of the Company's common stock as reported on the Nasdaq National Market on November 20, 1996. Notwithstanding the increase in the number of shares of common stock included in this Registration Statement, the registration fee calculated pursuant to Rule 457 is lower than the amount previously paid as a result of the change in the market price for the Company's common stock. Accordingly, no additional registration fee is being paid in connection with this Registration Statement.

                            ------------------------

    THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH THE PROVISIONS OF SECTION 8(A) OF THE SECURITIES ACT OF 1933.
================================================================================

                           MIDCOM COMMUNICATIONS INC.

                             CROSS-REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


                           FORM S-1                                    LOCATION OR HEADING
                    ITEM NUMBER AND CAPTION                               IN PROSPECTUS
      ---------------------------------------------------    ---------------------------------------
 1.   Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...........    Outside Front Cover
 2.   Inside Front and Outside Back Cover Pages of
        Prospectus.......................................    Inside Front and Outside Back Cover
                                                             Pages
 3.   Summary Information and Risk Factors...............    Prospectus Summary; Risk Factors
 4.   Use of Proceeds....................................    Prospectus Summary; Use of Proceeds
 5.   Determination of Offering Price....................    Outside Front Cover Page; Plan of
                                                               Distribution
 6.   Dilution...........................................    Not Applicable
 7.   Selling Security Holders...........................    Selling Securityholders
 8.   Plan of Distribution...............................    Outside Front Cover Page; Plan of
                                                               Distribution
 9.   Description of Securities to Be Registered.........    Outside Front Cover Page; Prospectus
                                                               Summary; Description of Capital Stock
10.   Interests of Named Experts and Counsel.............    Not Applicable
11.   Information With Respect to the Registrant.........    Outside Front Cover Page; Prospectus
                                                               Summary; Risk Factors;
                                                               Capitalization; Selected Financial
                                                               and Operating Data; Management's
                                                               Discussion and Analysis of Financial
                                                               Condition and Results of Operations;
                                                               Business; Management; Selling
                                                               Securityholders; Principal
                                                               Shareholders; Certain Transactions;
                                                               Description of Notes; Description of
                                                               Capital Stock; Shares Eligible for
                                                               Future Sale; Consolidated Financial
                                                               Statements
12.   Disclosure of Commission Position on
        Indemnification for Securities Act Liabilities...    Not Applicable

PROSPECTUS

                                1,675,200 SHARES


                           MIDCOM COMMUNICATIONS INC.
                                  COMMON STOCK
                            ------------------------

          THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


     This Prospectus relates to the public offer and sale of up to 1,675,200 shares (the "Securities") of common stock, par value $.0001 per share (the "Common Stock"), of MIDCOM Communications Inc. ("Midcom" or the "Company") which were privately offered by the Company in a series of unrelated transactions and which may be offered from time to time for the account of the holders thereof named herein (the "Selling Securityholders"). See "Selling Securityholders" and "Plan of Distribution." Information concerning the Selling Securityholders may change from time to time, which changes will be set forth in an accompanying Prospectus Supplement.



     The Common Stock is traded on the Nasdaq National Market ("Nasdaq") under the symbol "MCCI." The closing sale price of the Common Stock reported on Nasdaq on April 4, 1997 was $6 3/8 per share.


     The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, directly or through agents, dealers or underwriters to be designated from time to time, may sell the Securities from time to time on terms to be determined at the time of sale through customary brokerage channels, negotiated transactions or a combination of these methods at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. To the extent required, the number of Securities to be sold, the names of the Selling Securityholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. Each of the Selling Securityholders reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Securities to be made directly or through agents. The aggregate proceeds to the Selling Securityholders from the sale of the Securities offered by the Selling Securityholders hereby will be the purchase price of such Securities less any discounts or commissions. The Company will receive no portion of the proceeds from the sale of the Securities offered hereby and will bear certain expenses incident to their registration. See "Plan of Distribution."

     No person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any of the Securities to any person in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS APRIL 7, 1997.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context indicates otherwise in this Prospectus (i) all references to "Midcom" or the "Company" refer to MIDCOM Communications Inc. and its subsidiaries and (ii) all references to Consolidated Financial Statements refer to the financial statements of Midcom. This Prospectus contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company or industry trends to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, those discussed in "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY


     MIDCOM Communications Inc. provides long distance voice and data telecommunications services. As primarily a nonfacilities-based reseller, Midcom principally utilizes the network switching and transport facilities of Tier I long distance carriers, such as Sprint Corporation ("Sprint"), WorldCom, Inc. ("WorldCom") and AT&T Corp. ("AT&T"), to provide a broad array of integrated long distance telecommunications services on a seamless and highly reliable basis. Midcom's service offerings include basic "1 plus" and "800" long distance service, frame relay data transmission service, wireless service, dedicated private lines between customer locations and enhanced telecommunications services such as facsimile broadcast services and conference calling.


     Midcom focuses on serving small to medium-sized businesses. The Company estimates that during the fourth quarter of 1996 it invoiced approximately 100,000 customer locations per month, a significant majority of which were located in the major metropolitan areas of California, Florida, Illinois, New York, Ohio and Washington. The Company believes that the larger long distance carriers, such as AT&T, Sprint, WorldCom and MCI Communications Corporation ("MCI"), tend to focus their sales and customer support efforts on residential and large commercial customers and do not routinely provide significant pricing discounts for small to medium-sized businesses. By purchasing large usage volumes from the facilities-based carriers at wholesale prices, Midcom seeks to offer its customers more favorable pricing than they could obtain from such carriers directly. In addition, the Company believes that businesses in this market segment do not typically have in-house telecommunications expertise and therefore require more assistance with the assessment and management of their telecommunications requirements. As a result, the Company believes that it is able to differentiate its service offerings from the larger carriers in this market segment on the basis of price, breadth of service offerings, customer service and support and the ability to provide customized solutions to the telecommunications requirements of its customers. See "Business -- Marketing and Sales," "Business -- Competition" and "Business -- Customer Concentrations."

     Midcom believes that the Telecommunications Act of 1996 (the "Telecommunications Act") will substantially expand its market opportunities. The Telecommunications Act removes substantial legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange networks, to lease network components on an unbundled basis and to resell local telecommunications services. According to Federal Communications Commission ("FCC") and other industry estimates, in 1995 long distance providers reported revenue of $72.4 billion while local telecommunications providers reported revenue of $102.9 billion. See "Business -- Industry Background," "Business -- Regulation" and "Business -- Competition."


     Subsequent to its initial public offering in July 1995, Midcom completed numerous acquisitions of businesses and customer bases. Although these acquisitions contributed to substantial growth, they placed significant demands on management resources and disrupted Midcom's normal business operations. In particular, the Company was not able to consolidate and integrate the sales and marketing, customer support, billing and other functions of certain acquired operations as quickly as anticipated. This increased the Company's overall cost structure and resulted in lower profitability and cash flows. See
"Business -- Acquisitions." Also, during 1995, the Company was in the process of implementing a new management information system, including the installation of a new billing system. Problems encountered in this implementation process contributed to the Company's operational difficulties. In addition, certain reports generated by the new management information system that were used to estimate unbilled revenue for the third quarter of 1995 failed to fully reflect all discounts that were properly included in the bills subsequently sent to the Company's customers. See "Business -- Information Systems." Primarily as a result of this failure, reported revenue was overstated for the third quarter of 1995 and the Company's Quarterly Report on Form 10-Q for that period had to be amended to restate reported results. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Restatement of Results for the Third Quarter of 1995." In addition, the Company's profitability was reduced as a result of the Company's supply contract with AT&T which provided for higher rates than those provided by competitive suppliers, although in October 1996 the Company and AT&T entered into a new carrier supply contract which provides for more favorable rates. See "Business -- Suppliers." These factors contributed to defaults under the Company's then-existing revolving credit facility and caused the Company's auditors to include going concern disclosure in their report with respect to the Company's 1995 Consolidated Financial Statements. Similar going concern disclosure is included in their report with respect to the Company's 1996 Consolidated Financial Statements included in this Prospectus. In connection with the audit of Midcom's 1995 Consolidated Financial Statements, Midcom's independent auditors also identified certain material weaknesses in the Company's internal financial controls. As a result of operational and other changes implemented by the Company, on March 13, 1997 the Company's independent auditors reported to the Company's Audit Committee that these material weaknesses have been corrected. However, there can be no assurance that the Company will not encounter other internal control weaknesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Past Material Weaknesses" and "Description of Certain Indebtedness."



     In response to these developments, during the second and third quarters of 1996 Midcom recruited an executive management team with extensive experience and expertise in the telecommunications industry. In May 1996, the Company hired William H. Oberlin as its President and Chief Executive Officer, appointed Mr. Oberlin, Marvin C. Moses and John M. Zrno to its Board of Directors and engaged Mr. Moses and Mr. Zrno as consultants. In December 1996, Mr. Zrno became Chairman of the Company's Board of Directors. These individuals formerly held senior management positions at ALC Communications Corporation ("ALC"), a leading provider of long distance and other services to small and medium-sized businesses. During their tenure at ALC, ALC completed a successful turn-around and experienced profitable growth. From the fiscal year ended December 31, 1991 through the 12 months ended June 30, 1995 (prior to ALC's merger into Frontier Corporation), ALC's revenue increased from $346.9 million to $677.1 million and net income increased from $5.3 million to $75.0 million. In addition, in July 1996 the Company appointed Daniel M. Dennis to the Company's Board of Directors. Mr. Dennis has served in a number of management positions with MCI for over 23 years. See "Management."



     Midcom's executive management team has developed a restructuring, network and marketing strategy which is designed to address the operational challenges experienced by the Company and increase internally generated sales and profitability. Principal components of the Company's strategy include the following:



          Continue to Build Management Team and Restructure Operations. Midcom will continue to seek opportunities to augment management with individuals who have telecommunications industry experience and expertise. Since May 1996, the Company has appointed more than 10 individuals to key operational management positions. These individuals have extensive experience in the operation of a telecommunications company, including (i) network design, implementation and operation, (ii) marketing and sales, (iii) management information systems and (iv) bill processing and collection. The Company's management team has focused on, and has substantially completed, the consolidation and integration of the Company's multiple information and billing systems and other redundant functions of its acquired long distance operations and the renegotiation of the Company's existing carrier supply agreements to obtain more favorable terms. The management team will continue to focus on integrating the Company's data transmission and enhanced telecommunications services, enlarging and enhancing the Company's information system and improving its financial reporting and internal controls. Midcom believes that the experience and depth of its management team has improved its ability to address its operational challenges and to pursue its transition from primarily a nonfacilities-based reseller of long distance and other telecommunications services to a switch-based provider of integrated telecommunications services.



          Deploy Switching Facilities. The Company has acquired six state-of-the-art high capacity switches, with local and long distance functionality. The Company plans to install these switches in areas of the country where it believes that its volume of long distance traffic and the regulatory environment and market conditions will permit it to provide local service at acceptable margins. Moreover, the Company believes that, in the cities where it intends to deploy switches, there will be significant local circuit capacity at attractive rates available from incumbent local exchange carriers, competitive local exchange carriers and 38GHz wireless providers. Using its own switches will enable the Company to
     (i) direct customer call
     traffic over multiple networks which is expected to minimize costs and improve gross margin, (ii) switch local traffic, thereby increasing the economic viability of entering the market for local telecommunications services, (iii) shield proprietary information regarding its customers from the underlying carriers, thereby increasing customer control, (iv) facilitate access to call data records and (v) implement differentiating features and billing enhancements without involving the underlying carrier. See "Business -- Switching Facilities."


          Reorganize and Expand Sales Efforts. To take full advantage of its planned switching network and expanded product offerings, Midcom has reorganized its direct sales force into (i) a national and key accounts group consisting of highly experienced sales personnel focused on larger customers with sophisticated telecommunications requirements and (ii) a general accounts group focused on smaller customers. Both groups will be located in major metropolitan areas where the Company has customer concentrations sufficient to support a sales and marketing presence and where the Company believes it has significant market opportunities and can compete effectively on the basis of price. The Company intends to implement training programs and financial incentives designed to increase the cross-selling efforts of its direct sales force and further integrate the Company's broad array of service offerings. In addition, the Company intends to increase the number of sales representatives from approximately 35 at the end of July 1996 to over 250 by the end of 1997. The Company plans to continue to supplement its direct sales force with its network of resellers and distributors. In addition to its existing non-territorial distributor network, the Company is in the process of developing a new tier of distributors who will be offered long-term financial incentives and who will be required, within selected territories, to market and sell the Company's service offerings exclusively. The Company believes that the long-term financial incentives and exclusive marketing arrangements offered to this new tier of distributors will result in improved performance and increased loyalty to the Company and its service offerings. See
     "Business -- Marketing and Sales."



          Expand and Enhance Customer Support Efforts. Midcom intends to support its expanded sales efforts and reduce customer attrition by continuing to build an enhanced customer service and support operation. The Company has increased its customer service and support staff from approximately 45 at the end of July 1996 to approximately 60 at the end of 1996 and intends to further increase this staff through 1997 to the extent necessary to support growth in sales. This expanded operation is intended to include (i) a staff of trained customer service representatives available twenty-four hours a day at a number of integrated customer service centers, (ii) trained account representatives assigned and dedicated to individual customers with sophisticated telecommunications requirements and (iii) teams of technical specialists available to develop customized solutions for a customer's unique telecommunication needs. See "Business -- Customer Service."



          Resell Local Services and Provide a Single-Source
     Solution. Regulatory changes resulting from the Telecommunications Act significantly expand the number and types of services Midcom is permitted to offer. As a result, Midcom intends to offer its customers local dial tone and a variety of other local telecommunications services primarily in locations where it has a significant sales and marketing presence or where it plans to deploy switching facilities. The Company believes that its large and geographically concentrated customer base of small to medium-sized businesses represents a significant potential market for these additional services. These additional services will afford the Company the opportunity to provide its customers with a single-source solution for local, long distance, wireless and enhanced telecommunications services. The Company believes that bundling these services will provide substantial advantages to its customers, including lower overall costs and a higher level of service due to a single source for ordering, installation, customer service and account management. In addition, Midcom believes that offering a single source for telecommunications services will permit the Company to (i) leverage its significant customer base and increase sales by increasing its share of the telecommunications expenditures of its customers and (ii) improve customer control and retention by strengthening its relationships with its customers. See "Business -- Industry Background," "Business -- Regulation" and "Business -- Competition."


     The Company's ability to implement the foregoing strategy and achieve the intended positive results is subject to a number of risks and uncertainties, and there can be no assurance that the strategy will be successfully implemented or that the intended positive results will be achieved. See "Risk Factors."

     Midcom was incorporated in the State of Washington in 1989. Its executive offices are located at 1111 Third Avenue, Seattle, Washington 98101, and its telephone number is (206) 628-8000.

                                  RISK FACTORS


     Prospective investors are strongly cautioned that an investment in the Securities offered hereby involves a very high degree of risk. The Company's ability to halt the deterioration of its results of operations and financial condition and successfully implement its operating strategy is subject to an unusual number of material risks and uncertainties. Prospective investors should not dismiss, as "boilerplate" or "customary" disclosure, the risk factors contained herein. The contingencies and other risks discussed under the heading "Risk Factors" could affect the Company in ways not presently anticipated by its management and thereby impair its ability to continue as a going concern and materially affect the value of its debt and equity securities, including the Securities offered hereby. A careful review and understanding of each of the risk factors contained herein, as well as the other information contained in this Prospectus, is essential for an investor seeking to make an informed investment decision with respect to the Securities.


                             THE PRIVATE PLACEMENT


     In August and September of 1996, the Company completed a private placement (the "Private Placement") of $97,743,000 in aggregate principal amount of 8 1/4% Convertible Subordinated Notes due 2003 (the "Notes") pursuant to a Purchase Agreement, dated as of August 15, 1996 (the "Purchase Agreement"), among the Company, PaineWebber Incorporated ("PaineWebber") and Wheat, First Securities, Inc. ("Wheat, First," and together with PaineWebber the "Initial Purchasers"). The Notes were sold to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"), certain "accredited investors" pursuant to Regulation D under the Securities Act, and certain non-U.S. persons pursuant to Regulation S under the Securities Act.



     The net proceeds to Midcom from the Private Placement were approximately $94.2 million, after deducting the discount to the Initial Purchasers and expenses. The Company used the net proceeds as follows: (i) $34.0 million to repay in full all obligations under the Company's secured revolving credit facility with Transamerica Business Credit Corporation and certain other lenders (the "Transamerica Credit Facility"), (ii) $5.0 million to pay the first installment of an $8.8 million payment in connection with the satisfaction of past shortfalls and reduction of the minimum commitment under the Company's carrier supply contract with AT&T and (iii) $10.0 million to bring current a number of payment obligations existing prior to the completion of the Private Placement. The balance of the net proceeds has been and will be used for working capital, capital expenditures and general corporate purposes.



     Pursuant to a Registration Rights Agreement, dated as of August 22, 1996 (the "Registration Rights Agreement"), among the Company and the Initial Purchasers, the Company has agreed to register under the Securities Act the public offer and sale of the Notes and the shares of Common Stock issuable upon conversion of the Notes (the "Conversion Shares"). Pursuant to the Registration Rights Agreement, the Company filed a shelf registration statement (together with all exhibits, schedules, supplements and amendments thereto, the "Shelf Registration Statement") with the Securities and Exchange Commission (the "Commission") on October 18, 1996 (file no. 333-14427) to register the public offer and sale of the Notes and the Conversion Shares. The Shelf Registration Statement was declared effective by the Commission in April 1997. The Company is required under the Registration Rights Agreement to maintain the effectiveness of the Shelf Registration Statement for a period of three years from the completion of the Private Placement or, if shorter, when (i) all the Notes and Conversion Shares have been sold pursuant to the Shelf Registration Statement or
(ii) the date on which there ceases to be outstanding any Notes or Conversion Shares. See "Description of Notes -- Registration Rights; Liquidated Damages."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


     The summary consolidated financial and operating data presented below is qualified in its entirety by, and should be read in conjunction with, the Company's Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                                             YEARS ENDED DECEMBER 31,
                                                                         --------------------------------
                                                                           1994        1995        1996
                                                                         --------    --------    --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE
                                                                                      DATA)
                    STATEMENTS OF OPERATIONS DATA:
Revenue...............................................................   $111,699    $203,554    $148,777
Gross profit..........................................................     32,655      64,008      40,827
Depreciation and amortization.........................................      4,134      13,790      32,687
Settlement of contract dispute........................................         --          --       8,800
Restructuring charge(1)...............................................         --          --       2,220
Loss on impairment of assets(2).......................................         --      11,830      20,765
Operating income (loss)...............................................        824     (23,673)    (88,670)
Net loss(3)...........................................................     (3,029)    (33,418)    (97,319)
Net loss per share(4).................................................   $  (0.31)   $  (2.76)   $  (6.27)
Shares used in calculating per share data(4)..........................      9,930      12,101      15,529
SUPPLEMENTAL OPERATING DATA:
EBITDA(5).............................................................   $  4,958    $  1,947    $(35,218)



                                                                               DECEMBER 31,
                                                                                   1996
                                                                               ------------
BALANCE SHEET DATA:

Cash and cash equivalents....................................................    $ 30,962
Total assets.................................................................      79,923
Short-term obligations, including current portion of long-term obligations...      12,994
Long-term obligations, less current portion..................................     102,953
Shareholders' deficit........................................................    $(69,284)


---------------
(1) Consists primarily of severance and lease cancellation charges relating to restructuring of operations in March and April 1996.
(2) Consists of the following: (i) a write-down of the Company's interest in its joint venture in Russia of $6.8 million in 1995 and $2.0 million in September 1996, (ii) a $2.5 million write-off in 1995 of the Company's existing limited capacity switching equipment as a result of its decision to deploy new, state-of-the-art high capacity switches, (iii) a $2.5 million partial write-down in 1995 of the Company's capitalized software development costs for its management information system, (iv) a $17.8 million write-down of intangible assets in June 1996 and (v) a $1.0 million write-down of microwave equipment in June 1996.
(3) Includes $3.0 million of original issue discount and $1.1 million of deferred financing costs written off in the third and fourth quarters of 1995, respectively.
(4) Net loss per share is based on the number of shares as described in Note 1 of the Notes to Consolidated Financial Statements.

(5) As used herein, "EBITDA" is defined as operating income plus depreciation, amortization and loss on impairment of assets. EBITDA is commonly used to measure performance of telecommunications companies because of (i) the importance of maintaining cash flows in excess of debt-service obligations due to the capital and acquisition-intensive nature of the telecommunications industry and (ii) the non-cash effect on earnings of generally high levels of both amortization and depreciation expenses associated with capital equipment and acquisitions common in this industry. EBITDA does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                         FORWARD-LOOKING STATEMENTS AND
                  THE PRIVATE SECURITIES LITIGATION REFORM ACT


     Statements herein concerning expectations for the future constitute forward-looking statements which are subject to a number of known and unknown risks, uncertainties and other factors which might cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements herein include, but are not limited to, those concerning anticipated growth in sales, services-per-customer ratio and profitability; deployment of a network of high capacity local and long distance switching facilities; introduction of local and other additional telecommunications services; geographic expansion; increases in sales, customer service and other personnel; improvements in customer service; sales through new sales channels; adequacy of available sources of working capital to implement strategies; negotiation of more favorable carrier supply contacts; and expectations for growth in the telecommunications industry. Relevant risks and uncertainties include, but are not limited to, unanticipated actions by competitors, regulatory or other obstacles which restrict the Company's ability to implement local or other services, greater than expected costs to open new offices, install switching equipment or execute other aspects of the Company's growth strategy, greater than expected customer attrition, inability to hire and retain key personnel, unfavorable determinations of pending lawsuits or other disputes, inability to obtain more favorable pricing and other terms from suppliers, inability to secure additional sources of working capital if and when needed, inability to manage growth or integrate acquired operations and regulatory changes. Additional risks and uncertainties include those described in "Risk Factors" below and those described from time to time in the Company's other filings with the Commission, press releases and other communications.

                                  RISK FACTORS


     Prospective investors are strongly cautioned that an investment in the Securities offered hereby involves a very high degree of risk. The Company's ability to halt the deterioration of its results of operations and financial condition and successfully implement its operating strategy is subject to an unusual number of material risks and uncertainties. Prospective investors should not dismiss, as "boilerplate" or "customary" disclosure, the risk factors set forth below. The contingencies and other risks discussed below could affect the Company in ways not presently anticipated by its management and thereby impair its ability to continue as a going concern and materially affect the value of its debt and equity securities, including the Securities offered hereby. A careful review and understanding of each of the risk factors set forth below, as well as the other information contained in this Prospectus, is essential for an investor seeking to make an informed investment decision with respect to the Securities.



ABILITY TO CONTINUE AS A GOING CONCERN;

NEED FOR ADDITIONAL WORKING CAPITAL


     As a result of Midcom's rapid growth, substantial operating losses, billing and collection cycle, acquisition strategy and other factors, the Company has required substantial external working capital. In addition to funds required for day to day operations, the Company's principal working capital requirements include capital expenditures (including those associated with the proposed installation of new switching facilities), interest and principal payable under the Notes and other contingencies and obligations described under "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources." The Notes will mature on August 15, 2003. Interest on the Notes is due semi-annually on February 15 and August 15 of each year, in the aggregate amount of approximately $4.0 million for each payment. The report of the Company's independent auditors with respect to the Company's 1996 Consolidated Financial Statements included in this Prospectus states that the Company's recurring operating losses and shareholders' deficit raise substantial doubt about the Company's ability to continue as a going concern. Similar going concern disclosure is contained in the auditor's report with respect to the Company's 1995 Consolidated Financial Statements. The Company's 1996 Consolidated Financial Statements included in this Prospectus have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from this uncertainty.



     The Company's available sources of working capital at March 14, 1997 consisted of cash flow from operations and approximately $14.5 million in cash and short-term, investment grade, interest-bearing securities, which represented the remaining net proceeds from the Private Placement. Prior to completion of the Private Placement, the Company had for several months experienced a severe working capital short-fall which required the Company to seek extended payment terms from certain of its suppliers, delay payments to many of its suppliers and other vendors, delay or cancel purchases and take other steps to conserve operating capital. Also, for several months prior to the completion of the Private Placement, the Company was in default of certain financial and other covenants under the Transamerica Credit Facility, although the lenders continued to permit borrowings under that facility. The existence of defaults under the Transamerica Credit Facility also constituted defaults under certain of the Company's capital leases. For these reasons, the auditor's report with respect to the Company's 1995 Consolidated Financial Statements included the going concern disclosure referred to above. In connection with the completion of the Private Placement and the application of the net proceeds therefrom to the repayment in full of all borrowings under the Transamerica Credit Facility, the lenders waived all then-existing defaults and amended the financial covenants under the facility to levels forecasted to be consistent with Midcom's revised business plan. However, the decline in revenue and related gross profit in the last two quarters of 1996, due in significant part to the unanticipated loss of revenue from a customer base which is the subject of a dispute, caused the Company again to be in default of certain financial covenants under the Transamerica Credit Facility. See "Business -- Legal Proceedings -- Cherry Communications Lawsuit." Due to the existence of these defaults and an insufficient borrowing base to satisfy a $20.0 million minimum excess availability requirement, no borrowings were available to the Company under the Transamerica Credit Facility and the lenders terminated the facility in January 1997.

     In February 1997, the Company entered into a new revolving credit agreement with Foothill Capital Corporation (the "Foothill Credit Facility") which will permit borrowings of up to $30.0 million (subject to borrowing base limitations) secured by substantially all of the assets of the Company. Borrowings under the Foothill Credit Facility will not be available until satisfaction of a number of conditions, consisting primarily of final documentation of security arrangements, which is expected to occur by May 1997. In addition, in February 1997 the Company entered into a lease facility under which approximately $13.0 million is available for acquisition of capital equipment, which the Company expects to use primarily to finance the purchase of its high capacity switching equipment. See "Management's Discussion and Analysis of Financial Condition Results of Operations -- Liquidity and Capital Resources."



     As of March 14, 1997, the Company estimated that it will require between $40.0 million and $50.0 million in order to fund operating losses, working capital requirements and capital expenditures during the remainder of 1997. The Company believes that it will be able to satisfy the conditions to borrowing under the Foothill Credit Facility by May 1997. Assuming borrowings become and remain available under the Foothill Credit Facility and the Company achieves anticipated revenue growth, the Company believes that the remaining proceeds from the Private Placement together with funds available under the Foothill Credit Facility, leasing facilities and cash flow from operations will be sufficient to fund the Company's expected working capital requirements. However, the exact amount and timing of these working capital requirements and the Company's ability to continue as a going concern will be determined by numerous factors, including the level of, and gross margin on, future sales, the outcome of outstanding contingencies and disputes such as pending lawsuits, payment terms achieved by the Company and the timing of capital expenditures. Furthermore, there can be no assurance that borrowings under the Foothill Credit Facility will become and remain available or that this facility together with the Company's other anticipated sources of working capital will be sufficient to implement the Company's operating strategy or meet the Company's other working capital requirements. If (i) the Company experiences greater than anticipated capital requirements, (ii) the Company is determined to be liable for, or otherwise agrees to settle or compromise, any material claim against it, (iii) the Company is unable to make borrowings under any of its credit facilities for any reason, (iv) the implementation of the Company's operating strategy fails to produce the anticipated revenue growth and cash flows or (v) additional working capital is required for any other reason, the Company will be required to refinance all or a portion of its existing debt or obtain additional equity or debt financing. There can be no assurance that any such refinancing would be possible or that the Company would be able to obtain additional equity or debt financing, if and when needed, on terms that the Company finds acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of the Company's shareholders and the holders of the Notes. If the Company is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets or seek extended payment terms from its vendors. There can be no assurance that the Company would be able to reduce expenses or successfully complete other steps necessary to continue as a going concern. Such events would materially and adversely affect the value of the Company's debt and equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."



RECENT LOSSES AND ANTICIPATED FUTURE LOSSES



     The Company has experienced significant losses since its inception. Net losses for 1994, 1995 and 1996 were approximately $3.0 million, $33.4 million and $97.3 million, respectively. The execution of the Company's restructuring, network and marketing strategy will require the Company to substantially increase its investment in sales, marketing, capital equipment, systems development and other areas. The Company expects that a substantial portion of these expenditures will be made before the Company realizes a significant increase in revenue or an improvement in gross margin. The Company therefore expects that, during at least the first three quarters of 1997, operating costs will increase both in actual dollars and as a percentage of revenue and net losses will continue. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Introduction."

MATERIAL WEAKNESSES IN INTERNAL FINANCIAL CONTROLS



     In connection with the audit of Midcom's 1995 Consolidated Financial Statements, Midcom's independent auditors identified two conditions which were characterized as material weaknesses in its internal financial controls. One material weakness identified by the auditors was the failure of the accounting and finance systems to provide accurate information necessary to monitor the Company's financial position, results of operations and liquidity, as demonstrated by the restatement of the Company's third quarter results and the difficulties in completing the 1995 year-end audit which resulted in numerous material adjustments to preliminary fourth quarter results. Factors identified as contributing to this weakness and requiring immediate attention included insufficient staffing and systems to accommodate significant growth from acquisitions, transitional difficulties associated with major new information and billing systems, inadequate communication between senior management and the finance department and demands associated with the Company's initial public offering. The second material weakness identified by the auditors was the Company's process of estimating unbilled receivables. With respect to this material weakness, the auditors recommended that the Company review and revise, as necessary, all policies and procedures with regard to its reconciliation of unbilled receivables with actual billings to ensure that all unbilled amounts at a reporting date represent properly recorded revenue. As a result of operational and other changes implemented by the Company, on March 13, 1997 the Company's independent auditors reported to the Company's Audit Committee that the material weaknesses identified in connection with the 1995 audit have been corrected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Past Material Weaknesses" and "Business -- Information Systems." However, in light of the volume of financial data to be processed, the reliance upon timely receipt of call data records from suppliers, the anticipated rate of growth of the Company, the demands on key financial personnel, the potential for turnover in key finance and accounting positions, the challenges associated with the integration of acquired businesses and other factors, there can be no assurance that the Company will not encounter other internal control weaknesses.



RESTATEMENT OF FINANCIAL RESULTS



     It is the Company's practice, which is common in the long distance industry, to include in reported revenue and accounts receivable an amount for unbilled calls equal to an estimate of the amount that will be billed and collected for calls occurring in that reporting period. During 1995, the Company converted its customer billing function for those calls for which it provides direct billing to a new billing system. The Company experienced difficulties in implementing the new billing system which caused an increased number of calls to be billed later than expected by the Company. See "Business -- Information Systems." Also, in the process of reconciling unbilled accounts as of December 31, 1995 with amounts ultimately billed, the Company discovered that certain reports generated by its new information management system that were used for recognizing unbilled revenue for the third quarter of 1995 failed to fully reflect all discounts that were properly included in the bills subsequently sent to the Company's customers. Primarily as a result of this failure, reported revenue was overstated for the third quarter of 1995 and the Company's Quarterly Report on Form 10-Q for that period had to be amended to restate reported results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restatement of Results for the Third Quarter of 1995." In addition, the Company had previously been required to restate its financial statements for the year ended December 31, 1994 after determining that revenue and accounts receivable had been overstated by approximately $1.8 million net of reserves as a result of using historical averages of unbilled calls as the basis for its revenue estimates, a practice that the Company discontinued in the first quarter of 1995. In light of the volume of financial data to be processed, the reliance upon timely receipt of call data records from suppliers, the anticipated rate of growth of the Company, the demands on key financial personnel, the potential for turnover in key finance and accounting positions, the challenges associated with the integration of acquired businesses and other factors, there can be no assurance that the Company will not encounter additional billing delays or other difficulties in future financial reporting.

DISPUTES AND LITIGATION


     The Company, its Vice Chairman of the Board of Directors and largest shareholder, the Company's former President, Chief Executive Officer and a director, and the Company's former Chief Financial Officer are named as defendants in a securities action filed in the U.S. District Court for the Western District of Washington (the "Complaint"). The Complaint was filed on behalf of a class of purchasers of the Company's Common Stock during the period beginning on July 6, 1995, the date of the Company's initial public offering, and ending on March 4, 1996 (the "Class Period"). An amended complaint (the "Amended Complaint") was filed on July 8, 1996. In November 1996, the Court granted defendants' motion to dismiss plaintiff's Amended Complaint without prejudice and plaintiffs refiled a second amended complaint (the "Second Amended Complaint") on December 19, 1996 with limited changes or amendments. In January 1997, the defendants filed a motion to dismiss the Second Amended Complaint claiming a failure by plaintiffs to plead with particularity and a failure to plead facts establishing scienter, both as required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the failure to establish tracing to the prospectus relating to the Company's initial public offering, as required under the Securities Act. The Second Amended Complaint alleges, among other things, that the registration statement and prospectus relating to the Company's initial public offering contained false and misleading statements concerning the Company's billing software and financial condition. The Second Amended Complaint further alleges that, throughout the Class Period, the defendants inflated the price of the Common Stock by intentionally or recklessly making material misrepresentations or omissions which deceived the public about the Company's financial condition and prospects. The Second Amended Complaint alleges claims under the Securities Act and the Exchange Act as well as various state laws, and seeks damages in an unstated amount. While the Company believes that it has substantive defenses to the claims in the Second Amended Complaint and intends to vigorously defend this lawsuit, it is unable to predict the outcome of this action. If determined adversely to the Company, this lawsuit could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings -- Class Action Lawsuit."



     The Company was informed in May 1996 that the Commission was conducting an informal inquiry regarding the Company. The Company has voluntarily provided the documents requested by the Commission. In addition, the Commission has requested the Company's cooperation in interviewing certain current and former Company personnel and the Company is in the process of scheduling such interviews. However, the Company has not been informed whether the Commission intends to commence formal action against the Company or any of its affiliates. The Company is, therefore, unable to predict the ultimate outcome of the investigation. In the event that the Commission elects to initiate a formal enforcement proceeding, the Company and certain of its current and/or former officers could be subject to civil or criminal sanctions including monetary penalties and injunctive measures. Any such enforcement proceeding could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings -- SEC Investigation."



     In addition, by virtue of its rapid growth, past acquisition activities and large volume of business with suppliers, the Company is involved in litigation or disputes with sellers of acquired operations, suppliers and other third parties. See "Business -- Acquisitions, -- Suppliers, and -- Legal Proceedings."



     Although the Company intends to defend its existing litigation and other disputes vigorously, it is unable to predict the nature or timing of any resolution of such matters. If the Company is determined to be liable for, or otherwise agrees to settle or compromise, any claim, it would most likely be required to make a payment in the form of cash, indebtedness or equity securities. Depending on the size, type and timing of any such payment, it could materially impair the Company's limited capital resources or significantly dilute the Company's existing shareholders. See "-- Ability to Continue as a Going Concern; Need for Additional Working Capital." In addition, the Company's pending litigation, investigations and disputes could result in substantial legal costs to the Company and divert management's attention from the other business affairs of the Company for substantial periods of time.

MINIMUM VOLUME COMMITMENTS AND SHORTFALLS


     Midcom purchases from facilities-based carriers the long distance telecommunications services that it provides to its customers. The Company has entered into multiple-year supply contracts with Sprint, WorldCom and AT&T and from time to time acquires access to telecommunications services on a short-term basis from a number of other suppliers. To obtain favorable forward pricing from certain of its suppliers, the Company has committed to purchase minimum volumes of a variety of long distance services during stated periods whether or not such volumes are used. In the past, Midcom has fallen short of its minimum volume commitments with certain carriers and has renegotiated the commitment. For example, in October 1996, Midcom entered into a renegotiated carrier supply contract with AT&T pursuant to which, among other things, the minimum volume commitment was reduced from $117.0 million to $13.7 million for the eighteen month period following execution of the contract. In November 1996, the Company paid AT&T $5.0 million as the first installment of $8.8 million to be paid in connection with satisfaction of past shortfalls and reduction of the remaining commitment. The Company's minimum volume commitments to all of its carriers as of March 14, 1997 aggregated approximately $92.0 million, to be used over the next three years. See Note 15 of Notes to Consolidated Financial Statements. There can be no assurance that the Company will not incur additional shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. If future shortfalls occur, the Company may be required to make substantial payments without associated revenue from customers or the supplier may terminate service and commence formal action against the Company. Such payments are not presently contemplated in the Company's capital budgets and would have a material adverse effect on the Company's business, financial condition and results of operation. See "Business -- Suppliers."



     Because of Midcom's commitments to purchase fixed volumes of use from certain of its suppliers at predetermined rates, the Company could be adversely affected if a supplier were to lower the rates it makes available to the Company's target market without a corresponding reduction in the Company's rates. Similarly, the Company could be adversely affected if its suppliers fail to adjust their overall pricing, including prices to the Company, in response to price reductions of other major carriers. See "Business -- Suppliers" and Note 15 of the Notes to Consolidated Financial Statements.


ABILITY TO IMPLEMENT NETWORK STRATEGY AND ENTER LOCAL MARKETS


     A key element of the Company's operating strategy is the deployment of dedicated switching facilities and the transition from primarily a nonfacilities-based reseller of long distance and other telecommunications services to a switch-based provider of integrated telecommunications services. See "Business -- Company Strategy." The Company's ability to implement its network strategy may be impaired by technical, operational or other difficulties encountered in the installation or operation of the Company's sophisticated high capacity switching equipment. See "Business -- Switching Facilities." In addition, the Company's ability to enter into the local telecommunications market may be impaired by certain logistical challenges. Prior to selling local services to its customers, the Company must complete a number of operational, marketing and regulatory tasks, including the negotiation of interconnection agreements with local circuit providers, the development of a billing, provisioning and customer service capability and the creation of a local marketing, pricing and sales strategy. See "Business -- Regulation" and "Business -- Products and Services -- Local Service."


ABILITY TO MANAGE GROWTH

     The Company intends to pursue substantial growth in connection with the implementation of its operating strategy. This growth will place significant demands on the Company's management and systems of financial and internal controls and will require an increase in the capacity, efficiency and accuracy of its billing and customer support systems. Moreover, this growth will require an increase in the number of the Company's personnel, particularly sales, customer service and technical personnel. The market for such personnel is highly competitive and there can be no assurance that the Company will be able to attract the personnel required by its operating strategy. Further, the Company will be required to expand, train, motivate and manage its employee base. This will require an increase in the level of responsibility for both existing and new management personnel. There can be no assurance that the management skills and systems currently in place, or to be implemented in connection with the Company's operating strategy, will be adequate or that the

Company will be able to assimilate its new employees successfully. Finally, the Company has experienced a high level of turnover in its sales force. The Company believes that this turnover is primarily attributable to the intense competition for, and the mobility of, qualified sales personnel endemic to the reseller segment of the telecommunications industry. Although one objective of the Company's operating strategy is to decrease the level of turnover in its sales force, there can be no assurance that this objective will be achieved. The Company's failure to attract and retain sufficient qualified personnel, to train, motivate and manage such personnel or to otherwise manage its growth could impair its ability to implement its operating strategy and could have a material adverse effect on its business, financial condition and results of operations. See "Business -- Marketing and Sales."


DEPENDENCE UPON MANAGEMENT TEAM


     Midcom's ability to implement its operating strategy is highly dependent upon its ability to retain its senior management team. These individuals are generally in high demand and are often subject to competing employment opportunities. Midcom believes that it will need to retain key management personnel to meet the demands of its business. The loss of William H. Oberlin, the Company's President and Chief Executive Officer and one of the Company's directors, or the other key members of the management team could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Company Strategy" and "Management."


CUSTOMER ATTRITION


     Midcom's revenue is affected by customer attrition, a problem inherent in the long distance industry. The customer attrition experienced by the Company is attributable to a variety of factors, including the Company's termination of customers for non-payment and the marketing and sales initiatives of the Company's competitors such as, among other things, national advertising campaigns, telemarketing programs and the use of cash or other incentives. In particular, the Company commonly experiences high initial customer attrition from acquired customer bases as these customers are transitioned to the Company's services and systems. Although one of the objectives of the Company's operating strategy is to reduce customer attrition, there can be no assurance that this attrition will not remain at current levels or increase. Failure to reduce customer attrition could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Customer Attrition."


RAPID TECHNOLOGICAL CHANGE

     The telecommunications industry is characterized by rapidly evolving technology. Midcom believes that its success will increasingly depend on its ability to offer, on a timely basis, new services based on evolving technologies and industry standards. Midcom intends to increase its efforts to develop new services; however, there can be no assurance that the Company will have the ability or resources to develop such new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance. Further, there can be no assurance that the Company's competitors will not develop products or services that are technologically superior to those used by the Company or that achieve greater market acceptance. The development of any such superior technology by the Company's competitors, or the inability of the Company to successfully respond to such a development, could render Midcom's existing products or services obsolete and could have a material adverse effect on the Company's business, financial condition and results of operations.

ABILITY TO INTEGRATE ACQUIRED OPERATIONS


     Midcom experienced rapid growth through the end of 1995. A significant portion of this growth, particularly in 1995, was attributable to acquisitions of customer bases and of other telecommunications service providers. For a number of reasons, the Company was not able to consolidate and integrate the sales and marketing, customer support, billing systems and other functions of certain of these acquired operations as quickly as anticipated. The Company may experience difficulties in the integration and consolidation of customer bases or operations acquired in the future. Pending such integration and consolidation, it may be necessary for the Company to maintain separate billing systems and other functions of the acquired operation, which could cause inefficiencies, add to operational complexity and expense, increase the risk of billing delays and financial reporting difficulties, increase customer attrition and impair the Company's efforts to cross-sell the products and services of the acquired operation. If the Company acquires customer bases or other operations in the future, difficulties encountered in integrating and consolidating such operations could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Acquisitions" and "Business -- Information Systems."


DEPENDENCE UPON INTEGRITY OF CALL DATA RECORDS

     Midcom depends on the timeliness and accuracy of call data records provided to it by facilities-based carriers supplying telecommunications services, and there can be no assurance that accurate information will consistently be provided by the carriers on a timely basis. Failure of the Company to receive prompt and accurate call data records from its suppliers will impair the Company's ability to bill its customers on a timely basis. Such billing delays could impair the Company's ability to collect amounts owed by its customers. Due to the multitude of billing rates and discounts which suppliers must apply to the calls completed by the Company's customers, and due to routine logistical issues such as the addition or termination of customers, the Company regularly has disagreements with its suppliers concerning the amounts invoiced for its customers' traffic. The Company pays its suppliers according to its own calculation of the amounts owed as recorded on the computer tapes provided by its suppliers. The Company's computations of amounts owed are frequently less than the amount shown on the suppliers' invoices. Accordingly, the suppliers may consider the Company to be in arrears in its payments until the amount in dispute is resolved. Although these disputes have generally been resolved on terms favorable to the Company, there can be no assurance that this will continue to be the case. Future disputes which are not resolved favorably to the Company could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Suppliers."

DEPENDENCE UPON FACILITIES-BASED CARRIERS


     Midcom does not currently own a transmission network and, accordingly, depends to a large extent on Sprint, WorldCom, AT&T and other facilities-based carriers for actual transmission of customer calls and other services. Further, the Company, like all other long distance providers, is dependent upon local exchange carriers for call origination (carrying the call from the customer's location to the long distance network of the interexchange carrier selected to carry the call) and termination (carrying the call off the interexchange carrier's network to the call's destination). The Company's ability to maintain and expand its business depends, in part, on its ability to obtain telecommunication services on favorable terms from facilities-based carriers and the cooperation of both interexchange and local exchange carriers in initiating and terminating service for its customers in a timely manner (the process of initiating service for a customer is referred to as "provisioning"). FCC policy currently requires all common carriers, including interexchange carriers, to make their services available for resale and to refrain from imposing unreasonable restrictions on such resale. Further, the Telecommunications Act requires all incumbent local exchange carriers both to offer their services for resale at wholesale rates and to allow access to unbundled network elements at cost-based rates. The incumbent local exchange carriers are also required by the Telecommunications Act to provide all interexchange carriers, including the Company, with equal access for the origination and termination of long distance calls. If any of these requirements were eliminated, the adverse impact on the Company could be substantial. Access charges represent a substantial portion of the Company's current cost of service. The FCC, however, has undertaken to reform its universal service and access charge rules by May 1997, in order to rework the current universal service subsidy system and to move access charges toward the economic cost of originating and terminating long distance traffic. The level at which the FCC sets access charges and universal service contributions could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, implementation of a new access charge structure and repricing of local transport could place many interexchange carriers, including the Company, at a significant cost disadvantage relative to larger competitors. The FCC has also imposed on facilities-based interexchange carriers the obligation to track the payphone-originated tollfree and access code calls which they carry and to compensate payphone service providers for such calls, initially on a per-phone, and, commencing in October 1997, on a per-call basis, in amounts reflective of soon to be deregulated local coin rates. See "Business -- Regulation."

TERMINATION OF SERVICE UNDER CARRIER SUPPLY CONTRACTS


     In the past, the Company has, from time to time, been substantially in arrears of its payment obligations to AT&T and other suppliers. Although the Company is generally entitled to be given notice of defaults and an opportunity to cure under the terms of its agreements with its interexchange suppliers before such service can be terminated, and although the Company has the ability to transfer its customers' traffic from one supplier to another, provisioning a customer that is not serviced by a Midcom switch to an alternate supplier takes several days. Accordingly, if a major supplier were to decline to continue to carry the Company's traffic, due to non-payment or otherwise, without sufficient notice for the Company to make alternate arrangements, there is a possibility that the customers serviced by that supplier would be temporarily without "1 plus" long distance calling which could have a material adverse effect on the Company's business, financial condition and results of operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Suppliers."


COMPETITION

     The long distance telecommunications industry is highly competitive. A number of the Company's current and potential competitors have substantially greater financial, technical, marketing and other resources than the Company, and there can be no assurance that the Company will be competitive in this environment. The Company's ability to compete may also be impaired by its leveraged capital structure and limited capital resources.

     The long distance telecommunications industry is significantly influenced by the marketing and pricing activities of the major industry participants, including AT&T, MCI, Sprint and WorldCom. While the Company believes that AT&T, MCI and Sprint historically have chosen not to concentrate their direct sales efforts on small to medium-sized businesses, these carriers control approximately 85% of that market. Moreover, AT&T, MCI and Sprint have recently introduced new service and pricing options that are attractive to smaller commercial users, and there can be no assurance that they will not market to these customers more aggressively in the future. AT&T and, as an interim measure, the structurally separate interexchange affiliates of the seven regional Bell operating companies have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. These reclassifications may make it more difficult for the Company to compete for long distance customers. See "Business -- Regulation." In addition, a significant number of large regional long distance carriers and new entrants in the industry compete directly with the Company by concentrating their marketing and direct sales efforts on small to medium-sized commercial users. Activities by competitors including, among other things, national advertising campaigns, telemarketing programs and the use of cash or other forms of incentives, contribute to significant customer attrition in the long distance industry.


     The Company contracts for call transmission over networks operated by suppliers who may also be the Company's competitors. Both the interexchange carriers and local exchange carriers providing transmission services for the Company have access to information concerning the Company's customers for which they provide the actual call transmission. Because these carriers are potential competitors of the Company, they could use information about the Company's customers, such as their calling volume and patterns of use, to their advantage in attempts to gain such customers' business. In addition, the Company's future success will depend, in part, on its ability to continue to buy transmission services and access from these carriers at a significant discount below the rates these carriers otherwise make available to the Company's targeted customers.


     Regulatory trends have had, and may have in the future, a significant impact on competition in the telecommunications industry. See
"Business -- Regulation." As the result of the Telecommunications Act, the regional Bell operating companies are now permitted to provide, and are providing or have announced their intention to provide, long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to and upon a finding by the FCC that a regional Bell operating company faces facilities-based competition and has satisfied a congressionally-mandated "competitive checklist" of interconnection and access obligations, it will also be permitted to provide long distance service within its local service area. The entry of these well-capitalized and well-known entities into the long distance service market could significantly alter the competitive environment in which the Company operates.


     The Telecommunications Act also removes most legal barriers to competitive entry into the local telecommunications market and directs incumbent local exchange carriers to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange network, to lease network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act seeks to facilitate the development of local telecommunications competition by requiring incumbent local exchange carriers, among other things, to allow end users to retain their telephone numbers when changing service providers and to place short-haul toll calls without dialing lengthy access codes. In response to these regulatory changes, AT&T, MCI and many of the Company's other long distance competitors have announced plans to enter the local telecommunications market.


     While the Telecommunications Act opens new markets to the Company, the nature and value of the resultant business opportunities will be dependent in large part upon subsequent regulatory interpretation of the statute's requirements. While the FCC has promulgated rules implementing the local competition provisions of the Telecommunications Act, these rules have been appealed and key provisions have been "stayed" pending the outcome of the appeals. Various state regulatory authorities are currently in the process of implementing the remaining FCC rules. The Company anticipates that incumbent local exchange carriers will actively resist competitive entry into the local telecommunications market and will seek to undermine the operations and the service offerings of competitive providers, leaving carriers such as the Company which are dependent on incumbent local exchange carriers for network services vulnerable to anti-competitive abuses. No assurance can be given that the local competition provision of the Telecommunications Act will be implemented and enforced by federal and state regulators in a manner which will permit the Company to successfully compete in the local telecommunications market or that subsequent legislative and/or judicial actions will not adversely impact the Company's ability to do so. Moreover, federal and state regulators are likely to provide incumbent local exchange carriers with increased pricing flexibility for their services as competition in the local market increases. If incumbent local exchange carriers are allowed by regulators to lower their rates substantially, engage in aggressive volume and term discount pricing practices for their customers, charge excessive fees for network interconnection or access to unbundled network elements or decline to make services available for resale at discounted wholesale rates, the ability of the Company to compete in the provision of local service could be materially and adversely affected.

REGULATION

     Federal and state regulations, regulatory actions and court decisions have had, and may have in the future, negative effects on the Company and its ability to compete. The Company is subject to regulation by the FCC and by various state public service or public utility commissions as a non-dominant or resale provider of long distance services. The Company is required to file tariffs specifying the rates, terms and conditions of its international services with the FCC and is required to file tariffs or obtain other approvals in most of the states in which it operates. Neither the FCC nor the relevant state utility commissions currently regulate the Company's profit levels, but they often reserve the authority to do so. The large majority of states require long distance service providers to apply for authority to provide telecommunications services and to make filings regarding their activities. The multiplicity of state regulations makes full compliance with all such regulations a challenge for multistate providers such as the Company. There can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws and regulations.

     Pursuant to the terms of the 1984 court decree which required AT&T to divest its local exchange operations, the regional Bell operating companies were prohibited from providing long distance telecommunications service between certain defined geographic areas, known as Local Access Transport Areas or "LATAs." However, the Telecommunications Act allows for immediate provision by the regional Bell operating companies of long distance service outside their respective local telephone service areas as well as long distance service bundled with wireless, enhanced and certain other services. The Telecommunications Act also provides a mechanism for eventual entry by the regional Bell operating companies into the long distance market within their respective local service areas. The competition faced by the Company will increase significantly as the regional Bell operating companies expand their provision of inter-LATA services.


     As a result of a 1994 court decision, the Company became obligated to provide detailed rate schedules in all of its federal tariffs, and the Company could possibly be liable for damages for following an FCC policy which did not require the Company to file such detailed schedules of its domestic charges in the past. The FCC's policy, which would have implemented mandatory detariffing by August 1997, has now been stayed pending determination of the issue by the federal district court in Washington, D.C. Also, AT&T and, as an interim measure, the structurally separate interexchange affiliates of the regional Bell operating companies have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. The reclassifications may make it more difficult for the Company to compete for long distance customers. See
"Business -- Regulation."


     When the Company enters the local telecommunications market, it will be subject to regulation by various state public service and public utility commissions, often as a facilities-based provider. Virtually all states require local exchange providers to be certified prior to initiating service and to maintain on file with the state commissions detailed tariffs specifying rates, as well as terms and conditions, of service. The Company will be subject to a higher level of regulatory oversight as a local exchange provider than it has been as a long distance carrier. Among other things, the Company will be subject to a variety of additional service quality and consumer protection requirements, as well as requirements to provide emergency, handicapped and subsidized services. The states also impose additional reporting and prior approval requirements on local service providers. The multiplicity and volume of state regulations governing the provision of local service make full compliance with all such regulations even more of a challenge for multistate providers such as the Company than compliance with state regulations governing the provision of long distance service. As with the Company's provision of long distance service, there can be no assurance that future regulatory, judicial and legislative changes or other activities will not have a material adverse effect on the Company's provision of local exchange service or that regulators or third parties will not raise material issues with regard to the Company's compliance with laws and regulations applicable to its provision of such service.

SUBSTANTIAL LEVERAGE


     The Company is highly leveraged. As of December 31, 1996, the Company's total indebtedness and shareholders' deficit was $112.1 million and $69.3 million, respectively. The Company's ability to make scheduled payments of the principal of, or interest on, its indebtedness will depend on its future performance, which is subject to economic, financial, competitive and other factors beyond its control.


REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     In the event of a Change of Control (as defined herein), each holder of Notes has the right to require that the Company repurchase the Notes in whole or in part at a redemption price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of repurchase. See "Description of Notes -- Repurchase of Notes at the Option of Holders Upon a Change of Control." If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds to pay such redemption price for all Notes tendered by the holders thereof. See "Description of Notes -- Subordination." If the Company is required to pay such redemption price, such payment could have a material adverse effect on the Company's liquidity, results of operations and financial condition. Moreover, the Company's repurchase obligation could have the effect of delaying, deferring or preventing a change of control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE


     As of December 31, 1996, there were 15,954,917 outstanding shares of Common Stock (assuming no redemption of the shares owned by the Company's former President and Chief Executive Officer; see "Certain Transactions"), of which 9,150,437 shares were "restricted securities" subject to restrictions set forth in Rule 144 promulgated under the Securities Act. Of the restricted securities, 5,617,272 shares may be sold under Rule 144 and an additional 2,649,319 shares may be sold under Rule 144 upon the expiration of the applicable one-year holding period.



     As of December 31, 1996, the Company had reserved for issuance 4,108,816 shares of Common Stock under its Amended and Restated 1993 Stock Option Plan (the "Stock Option Plan") and 256,354 shares of Common Stock for issuance under its Amended and Restated 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"). Under the Stock Option Plan, as of December 31, 1996 options to purchase 3,683,379 shares of Common Stock were outstanding and options to purchase 374,782 shares of Common Stock were exercisable. At December 31, 1996, warrants to purchase 59,500 shares of Common Stock were outstanding. Also, in March 1997, the Company issued a warrant to purchase 117,000 shares of Common Stock in connection with a capital lease financing arrangement, which warrant is fully exercisable. In addition, the Notes are convertible into Common Stock at the option of the holder thereof at any time prior to maturity, unless previously redeemed, at a conversion price of $14.0875 per share, subject to adjustment in certain events. If the Notes outstanding as of December 31, 1996 were fully converted, the Company would be obligated to issue to the holders thereof an aggregate of 6,938,279 shares of Common Stock (not including an indeterminate number of shares that may be issued in connection with certain anti-dilution and other provisions).



     The Selling Securityholders and certain other individuals and entities have certain rights with respect to the registration under the Securities Act of the public offer and sale of the Securities and other shares of Common Stock acquired in connection with the formation of the Company and various unrelated acquisition and financing transactions. As of December 31, 1996, holders of approximately 9,040,212 shares of Common Stock were subject to such registration rights. At December 31, 1996, holders of approximately 2,012,000 shares of Common Stock subject to such registration rights had the right to require the Company to register the public offer and sale of their shares under the Securities Act. Notwithstanding the registration rights of the Selling Securityholders, the Company has voluntarily filed the Registration Statement of which this Prospectus is a part to register under the Securities Act the public offer and sale of the Securities. The Company intends to maintain the effectiveness of the Registration Statement of which this Prospectus is a part for a period of one year. In addition, pursuant to the Registration Rights Agreement, the Company has agreed to register under the Securities Act the public offer and sale of the Notes and the Conversion Shares, subject to certain conditions and limitations. Pursuant to the Registration Rights Agreement, the Company filed the Shelf Registration Statement with the Commission on October 18, 1996 (file no. 333-14427) to register the public offer and sale of up to $97,743,000 aggregate principal amount of Notes and an indeterminate number of Conversion Shares issuable upon conversion of such Notes. The Shelf Registration Statement was declared effective by the Commission in April 1997. The Company is required under the Registration Rights Agreement to maintain the effectiveness of the Shelf Registration Statement for a period of three years from the completion of the Private Placement or, if shorter, when (i) all the Notes and Conversion Shares have been sold pursuant to the Shelf Registration Statement or
(ii) the date on which there ceases to be outstanding any Notes or Conversion Shares. See "Description of Capital Stock -- Registration Rights," "Description of Notes -- Registration Rights; Liquidated Damages," "Selling Securityholders" and "Plan of Distribution."


     Sales of substantial amounts of Common Stock in the public market under Rule 144, pursuant to the exercise of registration rights or otherwise, and even the potential for such sales, may have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

CONTROL BY PRINCIPAL SHAREHOLDERS

     At December 31, 1996, Midcom's directors and executive officers beneficially owned or had the power to vote approximately 40.0% of the Common Stock. Although such shareholders will not have the ability to control matters requiring shareholder approval, they may have the ability to influence the affairs and management of the Company and the elections of directors. This may have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock. See "Principal Shareholders."

ANTI-TAKEOVER CONSIDERATIONS

     The Company is subject to the anti-takeover provisions of Chapter 23B.17 of the Washington Business Corporation Act (the "WBCA") which prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of a corporation involving a 20% shareholder unless determined to be at a fair price or approved by disinterested directors or two-thirds of the disinterested shareholders. In addition, Chapter 23B.19 of the WBCA prohibits a corporation registered under the Exchange Act from engaging in certain significant transactions with a 10% shareholder. Significant transactions include, among others, a merger with or disposition of assets to the 10% shareholder. Further, the Company's Amended and Restated Articles of Incorporation (the "Articles") require super-majority shareholder approval of certain business combinations and provide for a classified Board of Directors with staggered, three-year terms. Also, the Company has the authority to issue up to 10 million shares of preferred stock in one or more series and to fix the preferences and other rights thereof without any further vote or action by the Company's shareholders. The issuance of preferred stock, together with the effect of other anti-takeover provisions in the Articles and under the WBCA, may have the effect of delaying, deferring or preventing a change in control of the Company and could limit the price that certain investors might be willing to pay in the future for the Common Stock. See "Description of Capital Stock -- Washington Law" and "Description of Capital Stock -- Certain Provisions in Amended and Restated Articles of Incorporation and Bylaws."

VOLATILITY OF STOCK PRICE

     The market price of the Common Stock has been, and is likely to continue to be, volatile. There can be no assurance that the market price of the Common Stock will not fluctuate significantly from its current level. The market price of the Common Stock could be subject to significant fluctuations in response to a number of factors, such as actual or anticipated variations in the Company's quarterly operating results, the introduction of new products by the Company or its competitors, changes in other conditions or trends in the Company's industry, changes in governmental regulations, changes in securities analysts' estimates of the Company's, or its competitors' or industry's, future performance or general market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, stock markets have experienced extreme price and volume volatility in recent years, which has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of such companies. These broad market fluctuations may have a material adverse effect on the market price of the Common Stock. See "Price Range of Common Stock."

LIMITATIONS ON DIVIDENDS


     Since its incorporation in 1989, the Company has not declared or paid cash dividends on its Common Stock, and the Company anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends. In addition, the terms of the Foothill Credit Facility prohibit the payment of cash dividends without the consent of the Company's lenders. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The Securities are offered by the Selling Securityholders and, accordingly, the Company will not receive any of the proceeds from the sales thereof.

                         TRADING MARKET FOR SECURITIES

PRICE RANGE OF COMMON STOCK

     Midcom's Common Stock has been quoted on the Nasdaq National Market since July 6, 1995 under the symbol "MCCI." The stock prices below are the high and low closing sales prices on the Nasdaq National Market for the periods indicated.


                                                                             HIGH      LOW
                                                                             -----     ----
    1995
      Third Quarter (from July 6, 1995)....................................   $16 3/4  $11  1/4
      Fourth Quarter.......................................................    18 7/8   13  3/4
    1996
      First Quarter........................................................   $18 1/4  $ 7
      Second Quarter.......................................................    15 1/4    6  1/2
      Third Quarter........................................................    16       10  1/4
      Fourth Quarter.......................................................    143/16    8  1/2
    1997
      First Quarter........................................................    11 1/8    8
      Second Quarter (through April 4, 1997)...............................     7 3/8    6  3/8



     On April 4, 1997, the closing sale price reported by the Nasdaq National Market for the Common Stock was $6 3/8. As of March 14, 1997, there were approximately 146 holders of record of the Common Stock.


                                DIVIDEND POLICY


     Since its incorporation in 1989, the Company has not declared or paid cash dividends on its Common Stock, and the Company anticipates that any future earnings will be retained for investment in its business. Any payment of cash dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, extent of indebtedness and contractual restrictions with respect to the payment of dividends. In addition, the terms of the Foothill Credit Facility prohibit the payment of cash dividends without the consent of the Company's lenders.

                                 CAPITALIZATION


     The following table sets forth the cash, short-term obligations and capitalization of the Company at December 31, 1996. This table should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Prospectus.



                                                                               DECEMBER 31, 1996
                                                                             ---------------------
                                                                             (IN THOUSANDS, EXCEPT
                                                                                  SHARE DATA)
Cash and cash equivalents..................................................        $  30,962
                                                                                   =========
Short-term obligations, including current portion of long-term obligations:
  Notes payable(1).........................................................        $   9,680
  Capital lease obligations................................................            3,287
  Other....................................................................               27
                                                                                   ---------
          Total short-term obligations.....................................        $  12,994
                                                                                   =========
Long-term obligations, less current portion:
  Convertible subordinated notes...........................................        $  97,743
  Long-term debt...........................................................              800
  Capital lease obligations................................................              610
  Other....................................................................            3,800
                                                                                   ---------
          Total long-term obligations......................................          102,953
                                                                                   ---------
Shareholders' deficit:
  Preferred stock, 10,000,000 shares authorized; none issued and
     outstanding...........................................................               --
  Common stock, $.0001 par value; 90,000,000 shares authorized; 15,803,242
     shares issued and outstanding(2)......................................           68,330
  Deferred stock option compensation.......................................           (1,707)
  Accumulated deficit......................................................         (135,907)
                                                                                   ---------
          Total shareholders' deficit......................................          (69,284)
                                                                                   ---------
Total capitalization.......................................................        $  33,669
                                                                                   =========


---------------

(1) Notes payable includes $9.0 million payable in connection with two customer base acquisitions which may be paid in cash or by delivery of shares of Common Stock, as the Company may elect. See "Business -- Legal
    Proceedings -- Cherry Communications Lawsuit."



(2) Does not include (i) 4,108,816 shares reserved for issuance upon exercise of options under the Stock Option Plan, of which options to purchase 3,683,379 shares were outstanding at December 31, 1996, (ii) 256,354 shares reserved for issuance under the Stock Purchase Plan, (iii) 59,500 shares reserved for issuance upon exercise of certain warrants issued to sellers of a customer base acquired by the Company, (iv) up to 151,675 shares which, as of December 31, 1996, were held in escrow or subject to release pursuant to the Company's obligations under agreements entered into in connection with several acquisitions completed in the second half of 1995, (v) approximately 501,000 shares that the Company is required to issue in the event that the market price of the Common Stock is below stated prices on designated true-up dates and upon the occurrence of certain contingencies (based on the price of the Common Stock on April 4, 1997 and assuming the maximum contingent shares are issued) and (vi) shares that may be issued to Cherry Communications as payment in lieu of a $9.0 million cash payment in connection with the acquisition of a customer base. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                             YEARS ENDED DECEMBER 31,
                                                --------------------------------------------------
                                                 1992      1993       1994       1995       1996
                                                -------   -------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenue.......................................  $27,894   $66,010   $111,699   $203,554   $148,777
Cost of revenue...............................   14,817    45,363     79,044    139,546    107,950
                                                -------   -------    -------   --------   --------
Gross profit..................................   13,077    20,647     32,655     64,008     40,827
Selling, general and administrative expense...   11,246    18,125     27,697     62,061     65,025
Depreciation and amortization.................      295     1,881      4,134     13,790     32,687
Settlement of contract dispute................       --        --         --         --      8,800
Restructuring charge(1).......................       --        --         --         --      2,220
Loss on impairment of assets(2)...............       --        --         --     11,830     20,765
                                                -------   -------    -------   --------   --------
  Operating income (loss).....................    1,536       641        824    (23,673)   (88,670)
Interest expense..............................      951     1,368      2,965      5,288      8,726
Other expense (income)........................      (65)     (249)       888        390        (77)
                                                -------   -------    -------   --------   --------
  Income (loss) before income taxes and
     extraordinary item.......................      650      (478)    (3,029)   (29,351)   (97,319)
Provision (benefit) for income taxes..........       (4)       51         --         --         --
                                                -------   -------    -------   --------   --------
  Loss before extraordinary item..............      654      (529)    (3,029)   (29,351)   (97,319)
Extraordinary item(3).........................       --        --         --     (4,067)        --
                                                -------   -------    -------   --------   --------
Net income (loss).............................  $   654   $  (529)  $ (3,029)  $(33,418)  $(97,319)
                                                =======   =======    =======   ========   ========
Per share amounts(4):
Income (loss) before extraordinary item.......  $  0.07   $ (0.05)  $  (0.31)  $  (2.42)  $  (6.27)
Extraordinary item............................       --        --         --      (0.34)        --
                                                -------   -------    -------   --------   --------
  Net income (loss)...........................  $  0.07   $ (0.05)  $  (0.31)  $  (2.76)  $  (6.27)
                                                =======   =======    =======   ========   ========
Shares used in calculating per share data.....    9,930     9,930      9,930     12,101     15,529

SUPPLEMENTAL OPERATING DATA:
EBITDA(5).....................................  $ 1,831   $ 2,522   $  4,958   $  1,947   $(35,218)



                                                                   DECEMBER 31,
                                                --------------------------------------------------
                                                 1992      1993       1994       1995       1996
                                                -------   -------   --------   --------   --------
BALANCE SHEET DATA:
  Cash and cash equivalents...................  $ 1,461   $   808   $    960   $  1,083   $ 30,962
  Total assets................................   11,090    35,414     66,078    133,331     79,923
  Short-term obligations,
     including current portion of
     long-term obligations....................      279     8,719      2,241     56,297     12,994
  Long-term obligations, less
     current portion..........................    8,618    16,431     34,022      3,691    102,953
  Redeemable preferred stock..................       --        --      8,597         --         --
  Shareholders' equity (deficit)..............   (6,196)   (6,565)    (6,304)    23,799    (69,284)


---------------
(1) Consists primarily of severance and lease cancellation charges relating to restructuring of operations in March and April 1996.
(2) Consists of the following: (i) a write-down of the Company's interest in its joint venture in Russia of $6.8 million in 1995 and $2.0 million in September 1996, (ii) a $2.5 million write-off in 1995 of the Company's existing limited capacity switching equipment as a result of its decision to deploy new, state-of-the-art high capacity switches, (iii) a $2.5 million partial write-down in 1995 of the Company's capitalized software development costs for its management information system, (iv) a $17.8 million write-down of intangible assets in June 1996 and (v) a $1.0 million write-down of microwave equipment in June 1996.
(3) Includes $3.0 million of original issue discount and $1.1 million of deferred financing costs written off in the third and fourth quarters of 1995, respectively.
(4) Net loss per share is based on the number of shares as described in Note 1 of the Notes to Consolidated Financial Statements.

(5) As used herein, "EBITDA" is defined as operating income plus depreciation, amortization and loss on impairment of assets. EBITDA is commonly used to measure performance of telecommunications companies because of (i) the importance of maintaining cash flows in excess of debt-service obligations due to the capital and acquisition-intensive nature of the telecommunications industry and (ii) the non-cash effect on earnings of generally high levels of both amortization and depreciation expenses associated with capital equipment and acquisitions common in this industry. EBITDA does not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flows, is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



INTRODUCTION



     Midcom was formed in 1989 and initially operated as an aggregator of long distance telecommunications services. In 1991, Midcom shifted its focus from aggregation to providing telecommunications services and, accordingly, began to
(i) enter into volume-based supply agreements with multiple underlying facilities-based carriers, (ii) establish a knowledgeable direct sales force to target small and medium-sized business customers, (iii) obtain the necessary federal and state certifications to provide interstate, intrastate and international service, (iv) build an infrastructure to bill and service a large volume of customers and (v) develop enhanced and value-added products and services to supplement its basic long distance service. As of the date of this Prospectus, Midcom did not provide its telecommunications services through the operation of its own transmission network. Rather, Midcom purchases large volumes of long distance services utilizing transmission networks owned and operated by various other interexchange carriers, and then resells those services to its customers. Midcom, or one of its billing agents, receives monthly records from its underlying carriers which detail the calls made by its customers, then rates the calls and bills its customers.



     Subsequent to its initial public offering in July 1995, Midcom completed numerous acquisitions of businesses and customer bases. Although these acquisitions contributed to substantial growth, they placed significant demands on management resources and disrupted Midcom's normal business operations. In particular, the Company was not able to consolidate and integrate the sales and marketing, customer support, billing and other functions of certain acquired operations as quickly as anticipated. Pending such integration, it was necessary to maintain billing systems and other functions of certain acquired operations, which increased the Company's overall cost structure and resulted in lower profitability and cash flows. See "Business -- Acquisitions." Also, during 1995, the Company was in the process of implementing a new management information system, including the installation of a new billing system. Problems encountered in this implementation process contributed to the Company's operational difficulties. In addition, certain reports generated by the new management information system that were used to estimate unbilled revenue for the third quarter of 1995 failed to fully reflect all discounts that were properly included in the bills subsequently sent to the Company's customers. See "Business -- Information Systems." Primarily as a result of this failure, reported revenue was overstated for the third quarter of 1995 and the Company's Quarterly Report on Form 10-Q for that period had to be amended to restate reported results. See "-- Restatement of Results for the Third Quarter of 1995." In addition, the Company's profitability was reduced as a result of the Company's supply contract with AT&T which provided for higher rates than those provided by competitive suppliers, although the Company has entered into a new carrier supply contract with AT&T which provides for more favorable rates. See "Business -- Suppliers." These factors contributed to defaults under the then-existing revolving credit facility and caused the Company's auditors to include going concern disclosure in their report with respect to the Company's 1995 Consolidated Financial Statements. Similar going concern disclosure is included in their report with respect to the Company's 1996 Consolidated Financial Statements included in this Prospectus. See "-- Liquidity and Capital Resources." The Company's auditors also identified certain material weaknesses in the Company's internal financial controls in connection with the audit for the year ended December 31, 1995. See "-- Past Material Weaknesses."



     During the second and third quarters of 1996 Midcom recruited an executive management team with extensive experience and expertise in the telecommunications industry. This executive management team has developed a restructuring, network and marketing strategy which is designed to address the operational challenges experienced by the Company and increase internally generated sales and profitability. See "Business -- Company Strategy." The implementation of the Company's restructuring, network and marketing strategy has required, and will continue to require, the Company to substantially increase its investment in sales, marketing, capital equipment, systems development and other areas. The Company expects that a substantial portion of these expenditures will be made before the Company realizes a significant increase in revenue or an improvement in gross margin. These expected trends will have a material adverse impact on the Company's near term profitability and levels of cash flows. See "-- Liquidity and Capital Resources."

     If Midcom successfully implements its operating strategy, it anticipates that, over the long term, (i) revenue will increase as a result of its reorganized and expanded direct sales efforts, the development of a new tier of distributors and reduced customer attrition and (ii) operating expenses will decrease as a result of deploying its network of switching facilities and obtaining more favorable terms from its suppliers. As a result of these expected trends, the Company expects that gross margin as a percentage of revenue will, over the long term, be comparable to other telecommunications providers despite an anticipated increase in costs associated with its larger sales force and customer support efforts. However, the Company's ability to implement its operating strategy is subject to an unusual number of risks and uncertainties, and there can be no assurance that the strategy will be successfully implemented or that the intended positive results will be achieved. See "Forward-Looking Statements and the Private Securities Litigation Reform Act" and "Risk Factors."



PRIOR ACQUISITIONS



     In 1994, Midcom acquired PacNet Inc. ("PacNet") and certain assets of American Telephone Network, Inc. ("ATN"). In 1995, Midcom acquired Adval, Inc. ("Adval"), Cel-Tech International Corp. ("Cel-Tech"), ADNET Telemanagement, Inc. ("Adnet") and certain assets of Communique Telecommunications, Inc. ("Communique"). With the exception of ATN, the consideration for these acquisitions was paid primarily in the form of Common Stock and the assumption of certain liabilities. The consideration for ATN was primarily in the form of cash and the assumption of certain liabilities, financed principally through working capital and borrowings under an expired revolving credit facility. In addition to the acquisitions of businesses, the Company has made numerous acquisitions of customer bases, including acquisitions of two significant customer bases from Cherry Communications in September and November 1995. See "Business -- Acquisitions" and "Business -- Legal Proceedings -- Cherry Communications Lawsuit."



     To date, all business combinations have been accounted for using the purchase method except for Adval and Adnet which have been accounted for as pooling of interests transactions. The Company's consolidated financial statements for the years ended December 31, 1995 and 1994 and the following Management's Discussion and Analysis of Financial Condition and Results of Operations for 1995 versus 1994 have been restated to reflect the inclusion of the accounts and results of operations of Adval and Adnet in both of those periods. Using the purchase method, the purchase price paid in excess of the fair market value of the assets acquired is recorded as an intangible asset and amortized generally over three years using the straight-line method. During the second quarter of 1996, the Company wrote down certain acquired customer bases and equipment and recorded a loss on impairment of assets of $18.8 million. A total of $15.5 million of intangibles associated with acquisitions remained to be amortized as of December 31, 1996. See Note 6 of the Notes to Consolidated Financial Statements.



SUPPLIER RELATIONSHIPS



     Midcom purchases from facilities-based carriers the long distance telecommunications services that it provides to its customers. The Company has entered into multiple-year supply contracts with Sprint, WorldCom and AT&T and from time to time acquires access to telecommunications services on a short-term basis from a number of other suppliers. In 1994, 1995 and 1996, Sprint, WorldCom and AT&T were collectively responsible for carrying traffic representing approximately 97%, 67% and 74% of the Company's revenue, respectively, and for those periods no single carrier was responsible for carrying traffic representing more than 46%, 31% and 31% of the Company's revenue, respectively.



     To obtain favorable forward pricing from certain suppliers, the Company has committed to purchase minimum volumes of a variety of long distance services during stated periods whether or not such volumes are used. In the past, Midcom has fallen short of its minimum volume commitments with certain carriers and has renegotiated the commitment. For example, in October 1996, Midcom entered into a renegotiated carrier supply contract with AT&T pursuant to which, among other things, the minimum volume commitment was reduced from $117.0 million to $13.7 million for the eighteen month period following execution of the contract, of which approximately $10.0 million remained as of the date of this Prospectus. The Company's minimum volume commitments to all of its carriers as of March 14, 1997 aggregated approximately $92.0 million, to be used over the next three years. See Note 15 of the Notes to Consolidated Financial

Statements. There can be no assurance that the Company will not incur additional shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. See "Business -- Switching Facilities," "Business -- Suppliers" and "Risk
Factors -- Minimum Volume Commitments and Shortfalls."



CUSTOMER ATTRITION



     Midcom's revenue is affected by customer attrition, a problem inherent in the long distance industry. The customer attrition experienced by the Company is attributable to a variety of factors, including the Company's termination of customers for non-payment and the marketing and sales initiatives of the Company's competitors such as, among other things, national advertising campaigns, telemarketing programs and the use of cash or other forms of incentives. In particular, the Company experienced high initial customer attrition from acquired customer bases as these customers were transitioned to the Company's services and systems. The Company believes that this attrition occurred as a result of difficulties encountered in transitioning acquired customer bases to the Company's services and systems, a process which often prompts customers to consider competitive alternatives in the telecommunications marketplace. Also, where the Company did not acquire the sales channel associated with an acquired customer base, there was often a period of increased exposure to competitors as the Company's sales force established a relationship with its new customers. See "Business -- Competition" and "Business -- Acquisitions." The Company is aware of the significant impact customer attrition has on its business. However, because of numerous acquisitions and lack of historical data concerning its acquired customer bases, the Company has found it difficult to measure customer attrition in a consistently meaningful manner. As a consequence, the Company has not formulated a statistical basis for measuring or reporting customer attrition.



PAST MATERIAL WEAKNESSES



     In connection with the audit of Midcom's 1995 Consolidated Financial Statements, Midcom's independent auditors identified two conditions which were characterized as material weaknesses in its internal financial controls. One material weakness identified by the auditors was the failure of the Company's accounting and finance systems to provide accurate information to monitor the Company's financial position, results of operations and liquidity. Factors identified as contributing to this weakness and requiring immediate attention included insufficient staffing and systems to accommodate significant growth from acquisitions, transitional difficulties associated with major new information and billing systems, inadequate communication between senior management and the finance department and demands associated with the Company's initial public offering. The second material weakness identified by the auditors was the Company's process of estimating unbilled receivables. With respect to this material weakness, the auditors recommended that the Company review and revise, as necessary, all policies and procedures with regard to its reconciliation of unbilled receivables with actual billings to ensure that all unbilled amounts at a reporting date represent properly recorded revenue. In response to these recommendations, the Company hired new finance and accounting personnel, curtailed acquisitions, reorganized its financial reporting functions to improve communications between senior management and the finance department and established a policy of billing substantially all customer call traffic in a financial reporting period before revenue for the period is reported. See "Business -- Information Systems." As a result of operational and other changes implemented by the Company, on March 13, 1997 the Company's independent auditors reported to the Company's Audit Committee that the material weaknesses identified in connection with the 1995 audit have been corrected. However, there can be no assurance that the Company will not encounter other internal control weaknesses. See "Business -- Information Systems" and "Risk Factors -- Material Weaknesses in Internal Financial Controls."

RESTATEMENT OF RESULTS FOR THE THIRD QUARTER OF 1995



     Midcom announced on March 4, 1996 that it would issue restated financial statements for the third quarter and nine months ended September 30, 1995 that would lower previously announced results. The restatement was primarily attributable to an overrecognition of revenue and unbilled accounts receivable which occurred during the conversion to a new billing system. In the process of reconciling unbilled accounts as of December 31, 1995 with amounts ultimately billed, the Company discovered that certain reports generated by its new information management system that were used for recognizing unbilled revenue did not fully reflect all discounts that were properly included in the bills subsequently sent to the Company's customers. Primarily as a result of this failure, the Company's Quarterly Report on Form 10-Q for the third quarter of 1995 was amended to report a $3.3 million reduction in revenue and a $4.5 million reduction in accounts receivable, consisting of a $3.8 million reduction in unbilled accounts receivable and a $0.7 million increase in the allowance for doubtful accounts. The amended 10-Q also reflects a reclassification of $1.2 million of customer adjustments to revenue to bad debt expense (included in selling, general and administrative expenses on the statement of operations). These adjustments resulted in the net loss for the quarter and nine months ended September 30, 1995 being increased from $3.8 million and $8.0 million, respectively, to $8.3 million and $12.5 million, respectively. See
"Business -- Information Systems."



SEASONALITY



     Due to its predominately commercial customer base, Midcom tends to experience decreases in customer usage and revenue around national holidays and traditional vacation periods. The Company anticipates revenue from existing customers during the last two quarters of the year to be somewhat lower than during the first two quarters. Historically, however, period-to-period comparisons have been affected more significantly by acquisitions of customer bases and customer attrition than by seasonal factors.



RESULTS OF OPERATIONS



     The following table sets forth, for the periods indicated, the percentages that certain items bear, except as noted, to total revenue:



                                                                 YEARS ENDED DECEMBER 31,
                                                                ---------------------------
                                                                1994       1995       1996
                                                                -----      -----      -----
    Revenue...................................................  100.0%     100.0%     100.0%
    Cost of revenue...........................................   70.8       68.6       72.6
                                                                -----      -----      -----
    Gross margin..............................................   29.2       31.4       27.4
    Selling, general and administrative expenses..............   24.8       30.5       43.7
    Depreciation and amortization.............................    3.7        6.8       22.0
    Settlement of contract dispute............................     --         --        5.9
    Restructuring charges.....................................     --         --        1.4
    Loss on impairment of assets..............................     --        5.7       14.0
                                                                -----      -----      -----
         Operating income (loss)..............................    0.7      (11.6)     (59.6)
    Interest expense..........................................   (2.6)      (2.6)      (5.9)
    Other income (expense)....................................   (0.8)      (0.2)       0.1
                                                                -----      -----      -----
    Loss before extraordinary item............................   (2.7)     (14.4)     (65.4)
    Extraordinary item........................................     --       (2.0)        --
                                                                -----      -----      -----
    Net loss..................................................   (2.7)%    (16.4)%    (65.4)%
                                                                =====      =====      =====
    SUPPLEMENTAL OPERATING DATA:
    EBITDA(1).................................................    4.4%       1.0%     (23.7)%


---------------

(1) As used herein, "EBITDA" is defined as operating income plus depreciation, amortization and loss on impairment of assets.

1996 COMPARED TO 1995



     Revenue. Total revenue in 1996 was $148.8 million, a decrease of 26.9% from revenue of $203.6 million in 1995. This decrease is due primarily to customer attrition offset in part by increases in revenue from customer bases acquired in the third and fourth quarters of 1995. The Company expects that during the first six months of 1997, revenue will begin to increase due to sales generated by its direct sales force.



     Gross Margin. The Company's cost of revenue consists of the cost of service provided by local and interexchange carriers. Gross margin was 27.4% and 31.4% of total revenue for the years ended December 31, 1996 and 1995, respectively. The decline in gross margin in 1996 is the result of changes in the mix of customers, and an increase in fixed costs as a percentage of overall costs due to the decline in revenue. These factors were offset in part by negotiation of price reductions with some of the Company's major suppliers, the full impact of which is not yet reflected in results of operations.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of payroll and related expenses for sales and marketing, customer support and administrative personnel, sales commissions, bad debt expense, billing fees and professional fees. Selling, general and administrative expenses increased to $65.0 million in 1996 compared to $62.1 million in 1995. The increase is due to several factors, including an increase in payroll and related expenses due to the hiring of additional personnel, primarily to expand the sales and marketing departments. In addition, legal and other professional fees increased in 1996 over 1995 due to the number of outstanding disputes. See "Business -- Legal Proceedings." These increases were offset in part by reductions in commissions, primarily to distributors, and certain other marketing expenses. The Company employed 527 and 457 persons on a full-time basis as of December 31, 1996 and 1995, respectively.



     Depreciation. Depreciation expense increased to $6.0 million for 1996 from $4.5 million in 1995. The increase is due to an increase in fixed assets acquired during 1996 and depreciation of computer systems and equipment related to the Company's management information system which was placed into service in the second quarter of 1995. The increase was partially offset by the reduction in depreciation of limited capacity switching equipment due to the partial write-off of such equipment in the fourth quarter of 1995.



     Amortization. Amortization expense increased to $26.7 million in 1996 from $9.3 million in 1995. In conjunction with the preparation of the first quarter financial statements, the Company completed a review of its accounting policies and practices, including those relating to intangible assets. Based on certain changes in circumstances that occurred in the first quarter of 1996, including turnover in personnel, reduction in sales force and continuing attrition of acquired customer bases, the Company determined that effective January 1, 1996, a reduction in the estimated useful life of acquired customer bases from 5 years to 3 years was appropriate. The increase in amortization expense is a result of the change in the estimated useful life and amortization of customer bases, non-competition agreements and goodwill resulting from acquisitions completed in the second half of 1995.



     Charge Related to Contract Settlement. On October 31, 1996, the Company and AT&T executed a Release and Settlement Agreement pursuant to which substantially all disputes between the Company and AT&T have been resolved. Also on October 31, 1996, the Company and AT&T executed a new carrier contract pursuant to which the Company's minimum commitment to AT&T was reduced to $13.7 million to be used over the eighteen month period immediately following the execution of the agreement. In addition, the new carrier contract provides for more favorable pricing for certain network services provided by AT&T. In consideration for the terms of the settlement and the new rate structure, the Company is required to pay AT&T $8.8 million payable in two installments. The first payment of $5.0 million was made on November 5, 1996, and the remaining balance of $3.8 million will be due within 30 days of the Company announcing quarterly gross revenue in excess of $75.0 million, or upon completion of a change in control. The Company recorded a charge of $8.8 million in the second quarter of 1996 in connection with this settlement.



     Restructuring Charges. In March and April 1996, the Company made announcements regarding changes in senior management and the restructuring of its operations in order to reduce expenses to the level of available capital. These actions included the layoff of certain employees and contractors and the closure of six sales offices. As a result, the Company recorded a charge of $1.6 million during the first quarter 1996 and $0.6 million during the second quarter of 1996, the major components of which relate to severance and lease cancellation charges. Included in the restructuring charge is approximately $0.4 million relating to the extension of the time period to exercise outstanding stock options. As of December 31, 1996, $0.8 million of this restructuring charge remained in accrued liabilities to cover payments to be made in the future.



     Loss on Impairment of Assets. The Company periodically reviews the carrying value of its long-term assets in accordance with Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." To the extent that the estimated future cash inflows attributable to the asset, less estimated future cash outflows, is less than the carrying amount, an impairment loss is recognized. In connection with such a review, in 1996 the Company recorded the following losses on impairments of assets: (i) a $17.8 million write-down of customer bases, (ii) a $1.0 million write-off of microwave equipment and (iii) a $2.0 million write-down of its remaining interest in a Russian joint venture.



     Other Expenses. Interest expense increased over 1995 primarily due to an increase in average borrowings outstanding, an increase in average interest rates, and $1.1 million in fees paid in connection with a temporary bridge loan. At December 31, 1996, the Company had outstanding interest-bearing obligations of $112.1 million, as compared to $58.1 million as of December 31, 1995. The increase in debt at December 31, 1996 was primarily due to issuance of the $97.7 million convertible subordinated notes, net of repayment of outstanding borrowings under a prior credit facility. The Company discontinued recording its share of the income or losses of a Russian joint venture as of December 31, 1995, and during the third quarter of 1996 the remaining investment of $2.0 million was written off to loss on impairment of assets.



     Income Taxes. The Company has incurred losses for all periods presented. No tax benefit has been recorded with respect to these losses due to the uncertainty as to the utilization of the Company's net operating loss carryforward, which totaled approximately $60.0 million as of December 31, 1996.



     Net Loss. The substantial increase in net loss in 1996 over 1995 is attributable to the decline in gross margin, the increase in operating expenses, the $20.8 million loss on impairment of assets and the restructuring and settlement charges described above.



1995 COMPARED TO 1994



     Revenue. Total revenue in 1995 increased 82.2% to $203.6 million from $111.7 million in 1994. The increase is primarily attributable to incremental telecommunications services revenue resulting from acquisitions and, to a lesser extent, new sales through the Company's combined sales channels, offset by the impact of attrition. Increased revenue also was partially offset by a decrease in aggregation fee revenue compared to 1994. The decline in aggregation fees is due to the attrition of aggregation customers and the Company's efforts to convert aggregation customers to other Midcom products.



     Gross Margin. Cost of revenue grew 76.5% in 1995, primarily as a result of the increase in revenue as discussed above. The gross margin percentage for 1995 increased to 31.4% versus 29.2% in 1994. Telecommunication services gross margin increased to 30.8% in 1995, up from 25.2% in 1994. The higher gross margin in 1995 is attributable to several factors, including (1) acquisitions of customer bases whose mix of customers generally resulted in higher average revenue per minute and acquisitions of higher margin businesses, such as PacNet, (2) negotiation of price reductions with some of the Company's interexchange suppliers as a result of increased traffic volume, and (3) an increase in traffic over the Company's own switches, all of which were acquired or placed in service on or after September 30, 1994. These factors were partially offset by an increase in wholesale revenue as a percentage of total revenue, which carries a lower gross margin percentage, and a decline in aggregation fee revenue as a percentage of total revenue, which has no cost of revenue and the write-off of calls which were not billed during the conversion to the Company's new billing system.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased as a percentage of total revenue from 24.8% in 1994 to 30.5% in 1995. The increase was due to several factors, including a substantial increase in bad debt expense and other adjustments given to customers largely attributable to delays in billing which occurred during the conversion to the new billing system, higher commission rates associated with a telemarketing program for lower volume customers, the addition of personnel and other costs incurred in connection with conversion to the Company's new information processing systems and costs to open sales offices, some of which were closed in the first quarter of 1996. Midcom also incurred additional expenses during 1995 in connection with the maintenance of duplicate billing and information systems, including those of acquired businesses, and to a lesser extent, additional personnel costs. The Company employed 457 and 366 persons on a full-time basis as of December 31, 1995 and 1994, respectively.



     Depreciation and Amortization. Depreciation and amortization expense increased as a percentage of revenue during 1995. This increase reflects the amortization of customer bases and goodwill, the depreciation of telephone switching equipment resulting from acquisitions in the second half of 1994 and throughout 1995 and the depreciation/amortization of significant continued capital investment in computer equipment and software development used to support internal systems.



     Loss on Impairment of Assets. The loss on impairment of assets recorded in 1995 consists of the following: (i) a $6.8 million write-down of the Company's interest in the joint venture in Russia to reflect the estimated current value of this investment (see "Business -- Russian Joint Venture"), (ii) a $2.5 million write-off of the Company's current telephone switching equipment as a result of its decision to migrate to a different switching platform (see "Business -- Switching Facilities") and (iii) a $2.5 million partial write-down of the Company's capitalized software for its management information system due to weaknesses identified in the system (see "Business -- Information Systems").



     Interest Expense. Interest expense increased 78.4% to $5.3 million in 1995 from $3.0 million in 1994 primarily due to the increase in average borrowings outstanding in 1995. At December 31, 1995, the Company had outstanding interest-bearing obligations of $58.1 million, up from $36.3 million outstanding as of December 31, 1994. The increase in debt was due to the funding of acquisitions and the development of management information systems and purchase of related equipment.



     Extraordinary Item. In July 1995, the Company completed an initial public offering which resulted in net proceeds of $54.2 million to the Company. The Company used the proceeds to pay down various obligations, including $15.0 million in principal amount of certain subordinated notes. As a result of the early extinguishment of these notes, the Company expensed as an extraordinary item in the third quarter of 1995 the unamortized portion of original issue discount which aggregated approximately $3.0 million. In addition, in the fourth quarter of 1995, the Company obtained a new credit facility and paid off its prior revolving credit facility. As a result, the Company was required to write-off as an extraordinary item during the fourth quarter unamortized deferred financing costs associated with its prior credit facility totaling approximately $1.1 million.



     Other Expense/Equity in Loss of Joint Venture. Other expense consists mainly of finance charges and other nonoperating expenses. The Company's portion of the loss generated by its Russian joint venture, Dal Telecom, was $52,000 in 1995, down from $458,000 in 1994, due mainly to improved operating results of the joint venture.



     Income Taxes. The Company has incurred losses for all periods presented. No tax benefit was recorded with respect to these losses due to the uncertainty as to the Company's ability to utilize its net operating loss carryforward which totaled approximately $19.1 million as of December 31, 1995.



LIQUIDITY AND CAPITAL RESOURCES



     The Company has experienced significant losses since its inception, with net losses of approximately $3.0 million, $33.4 million and $97.3 million for 1994, 1995, and 1996, respectively. As a result of these losses, the billing and collection cycle with its customers, prior acquisition strategy and other factors, the Company has required substantial external working capital. Given the Company's billing and collection cycle with its customers and the timing of its payments to its suppliers, the Company generally pays its suppliers from thirty to forty-five days prior to the time it is paid by its customers for the same services. The Company has financed its growth with the proceeds from its July 1995 initial public offering, bank borrowings, subordinated debt, capital leases, cash flow from operations, and the issuance of Common Stock and assumption of indebtedness in connection with acquisitions of businesses and customer bases.



     The Company's cash and cash equivalents balance were $31.0 million at December 31, 1996 versus $1.1 million at December 31, 1995. During 1996, the Company used $19.6 million of cash in operations compared to $5.9 million in 1995 and $2.1 million in 1994. In 1996, the Company experienced significant operating losses which resulted in a use of cash in operating activities. The Company reduced its unbilled receivables balances from $26.2 million as of December 31, 1995 to $5.6 million as of December 31, 1996. This was primarily attributable to a reduction in the backlog of billings which built up during the second half of 1995, and a reduction in the run rate of monthly revenue.



     The Company invested $4.3 million to purchase furniture, equipment and leasehold improvements during 1996, compared to $6.9 million in 1995 and $4.2 million for 1994. During 1995, the Company used $11.4 million in business and customer base acquisitions as compared to $5.1 million in 1994. Investments of $4.2 million and $2.6 million were made in the form of advances to a Russian joint venture in 1994 and 1995, respectively. No similar investments were made during 1996.



     During 1996, the Company received $2.9 million in proceeds in connection with the exercise of stock options and the purchase of shares under the Stock Purchase Plan, compared to $0.4 million received in connection with the exercise of stock options during 1995. In addition, the Company received $54.2 million in net proceeds from its initial public offering in July 1995, paid $8.6 million to redeem outstanding preferred stock, and paid $1.3 million to shareholders of acquired companies.



     In August and September of 1996, the Company completed a private placement (the "Private Placement") of $97.7 million in aggregate principal amount of 8 1/4% Convertible Subordinated Notes due 2003 (the "Notes"). The Notes were sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act, certain "accredited investors" pursuant to Regulation D under the Securities Act and certain non-U.S. persons pursuant to Regulation S under the Securities Act. The net proceeds to Midcom from the Private Placement were approximately $94.2 million, which were applied as follows: (i) $34.0 million to repay in full all obligations under the Company's secured revolving credit facility with Transamerica Business Credit Corporation and certain other lenders (the "Transamerica Credit Facility"), (ii) $5.0 million to pay the first installment of an $8.8 million payment in connection with the satisfaction of past shortfalls and settlement of other obligations under the Company's carrier supply contract with AT&T and (iii) $10.0 million to bring current a number of payment obligations existing prior to the completion of the Private Placement. The balance of the net proceeds has been and will be used for working capital, capital expenditures and general corporate purposes.



     Interest on the Notes is due semi-annually, on February 15 and August 15 of each year, commencing February 15, 1997, in the aggregate amount of approximately $4.0 million per payment. Interest payments will adversely affect the Company's liquidity. In addition, in the event of a "change of control" of the Company, as defined in the indenture pursuant to which the Notes were issued (the "Indenture"), holders of the Notes have the right to require the Company to repurchase the Notes in whole or in part at a repurchase price equal to 101% of the principal amount thereof, plus accrued interest, if any, to the date of repurchase. If the Company is required to repurchase the Notes upon a change of control, payment of the repurchase price could have a material adverse effect on the Company's liquidity, results of operation and financial condition. Also, if the Company is in default under the Indenture, holders of the Notes have the right to demand immediate repayment of the Notes. If the Company were required to repay the Notes upon default, such repayment could have a material adverse effect on the Company's liquidity, results of operation and financial condition.



     In connection with the resignation of Ashok Rao, the Company's former President and Chief Executive Officer, the Company has elected to repurchase 885,360 shares of Common Stock held by Mr. Rao and certain trusts established by Mr. Rao at a price equal to the fair market value of such Common Stock on the date of Mr. Rao's resignation, as determined by arbitration, to be paid ratably over a period of 36 months. The Company's election to repurchase such shares of Common Stock will adversely affect the Company's liquidity. In addition, the unpaid balance of a promissory note delivered to Cherry Communications Incorporated

("Cherry Communications") in connection with the acquisitions of two customer bases is approximately $10.2 million, of which $9.0 million may be paid in cash or by delivery of Common Stock, as the Company may elect, and the remaining $1.2 million is subject to certain hold-back arrangements. The acquired customer bases have not generated required minimum revenue levels and Cherry Communications has failed to remit to the Company collections received by Cherry Communications from a portion of the acquired customers. Accordingly, the Company has withheld the final three installment payments for the second of the two acquisitions, payment of invoices for carrier services for the acquired bases (up to $11.4 million) and accrued customer service charges of $0.8 million. Negotiations between Cherry Communications and the Company failed to produce a settlement of these disputes which are now the subject of litigation. As of September 1, 1996, the Company discontinued booking revenue generated by the customer bases acquired from Cherry Communications which accounted for $2.6 million of revenue during the third quarter of 1996. See "Business -- Legal Proceedings -- Cherry Communications Lawsuit." In addition, in the event of the sale or transfer of the majority of the voting stock of Cel-Tech International Corp. ("Cel-Tech"), a wholly-owned subsidiary of the Company, a payment of a maximum of $2.0 million would become payable to Cel-Tech's former shareholder.



     The Company's available sources of working capital at March 14, 1997 consisted of cash flow from operations and approximately $14.5 million in cash and short-term, investment grade, interest-bearing securities, which funds represented the remaining net proceeds from the Private Placement. The report of the Company's independent auditors included in this Prospectus with respect to the Company's 1996 Consolidated Financial Statements states that the Company's recurring operating losses and shareholders' deficit raise substantial doubt about the Company's ability to continue as a going concern. Similar going concern disclosure was included in their report with respect to the Company's 1995 Consolidated Financial Statements. The Company's 1996 Consolidated Financial Statements included in this Prospectus have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from this uncertainty.



     Prior to completion of the Private Placement, the Company had for several months experienced a severe working capital short-fall which required the Company to seek extended payment terms from certain of its suppliers, delay payments to many of its suppliers and other vendors, delay or cancel purchases and take other steps to conserve operating capital. Also, for several months prior to completion of the Private Placement, the Company was in default of certain financial and other covenants under the Transamerica Credit Facility, although the lenders continued to permit borrowings under that facility. The existence of defaults under the Transamerica Credit Facility also constituted defaults under certain of the Company's capital leases. For these reasons, the auditor's report with respect to the Company's 1995 Consolidated Financial Statements included the going concern disclosure referred to above. In connection with the completion of the Private Placement and the application of the net proceeds therefrom to the repayment in full of all borrowings under the Transamerica Credit Facility, which aggregated approximately $34.0 million, the lenders waived all then-existing defaults and amended the financial covenants under the facility to levels forecasted to be consistent with Midcom's revised business plan. However, the decline in revenue and related gross profit in the last two quarters of 1996, due in significant part to the unanticipated loss of revenue from a customer base which is the subject of a dispute, caused the Company again to be in default of certain financial covenants under the Transamerica Credit Facility. See "Business -- Legal Proceedings -- Cherry Communications Lawsuit." Due to the existence of these defaults and an insufficient borrowing base to satisfy a $20.0 million minimum excess availability requirement, no borrowings were available to the Company under the Transamerica Credit Facility and the lenders terminated the facility in January 1997.



     In February 1997, the Company entered into a new revolving credit facility with Foothill Capital Corporation (the "Foothill Credit Facility") which will permit borrowings of up to $30.0 million subject to a borrowing base limitation of 85% of eligible billed, and 75% of eligible unbilled, receivables. Borrowings under this facility will bear interest at a prime rate, plus one percent, and will be secured by substantially all of the assets of the Company. Under the terms of the Foothill Credit Facility, the Company is required to maintain minimum levels of adjusted net worth and is subject to a number of negative covenants which place limitations on, among other things, capital expenditures, investments and additional debt. Other covenants preclude payment of cash dividends and require the Company to obtain the lenders' consent prior to making any acquisitions. Borrowings under the Foothill Credit Facility will not be available until satisfaction of a number of conditions, consisting primarily of final documentation of security arrangements, which is expected to occur by May 1997. In addition, in February 1997 the Company entered into a lease facility under which approximately $13.0 million is available for purchases of capital equipment, which the Company expects to use primarily to finance the purchase of its high capacity switching equipment.



     As of March 14, 1997, the Company estimated that it will require between $40.0 million and $50.0 million in order to fund operating losses, working capital requirements and capital expenditures during the remainder of 1997, including an estimated $15.0 million to acquire and install high capacity switches. The Company believes that it will be able to satisfy the conditions to borrowing under the Foothill Credit Facility by May 1997. Assuming borrowings become and remain available under the Foothill Credit Facility and the Company achieves anticipated revenue growth, the Company believes that the remaining proceeds from the Private Placement together with funds available under the Foothill Credit Facility, leasing facilities and cash flow from operations will be sufficient to fund the Company's expected working capital requirements. However, the exact amount and timing of these working capital requirements and the Company's ability to continue as a going concern will be determined by numerous factors, including the level of, and gross margin on, future sales, the outcome of outstanding contingencies and disputes such as pending lawsuits, payment terms obtained from the Company's suppliers and the timing of capital expenditures. Furthermore, there can be no assurance that borrowings under the Foothill Credit Facility will become and remain available or that this facility together with the Company's other anticipated sources of working capital will be sufficient to implement the Company's operating strategy or meet the Company's other working capital requirements. If (i) the Company experiences greater than anticipated capital requirements, (ii) the Company is determined to be liable for, or otherwise agrees to settle or compromise, any material claim against it,
(iii) the Company is unable to make future borrowings under any of its credit facilities for any reason, (iv) the implementation of the Company's operating strategy fails to produce the anticipated revenue growth and cash flows or (v) additional working capital is required for any other reason, the Company will be required to refinance all or a portion of its existing debt, sell assets, curtail operations or obtain additional equity or debt financing. There can be no assurance that any such refinancing or asset sales would be possible or that the Company would be able to obtain additional equity or debt financing, if and when needed, on terms that the Company finds acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of the Company's shareholders as well as the holders of the Notes. If the Company is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets or seek extended payment terms from its vendors. There can be no assurance that the Company would be able to reduce expenses or successfully complete other steps necessary to continue as a going concern. Such events would materially and adversely affect the value of the Company's debt and equity securities.

                                    BUSINESS

INDUSTRY BACKGROUND


     The existing domestic long distance telecommunications industry was principally shaped by a 1984 court decree (the "Decree") that required the divestiture by AT&T of its 22 Bell operating companies ("BOCs"), organized the BOCs under seven regional Bell operating companies ("RBOCs") and divided the country into some 200 Local Access Transport Areas or "LATAs." The incumbent local exchange carriers ("ILECs"), which include the seven RBOCs as well as independent local exchange carriers, were given the right to provide local telephone service, local access service to long distance carriers and intra-LATA long distance service (long distance service within LATAs), but the RBOCs were prohibited from providing inter-LATA service (service between LATAs). The right to provide inter-LATA service was given to AT&T and the other interexchange carriers ("IXCs"). Conversely, IXCs were effectively blocked from providing local telephone service.


     A typical inter-LATA long distance telephone call begins with the local exchange carrier ("LEC") transmitting the call by means of its local network to a point of connection with an IXC. The IXC, through its switching and transmission network, transmits the call to the LEC serving the area where the recipient of the call is located, and the receiving LEC then completes the call over its local facilities. For each long distance call, the originating LEC charges an access fee. The IXC also charges a fee for its transmission of the call, a portion of which consists of a terminating fee which is passed on to the LEC which delivers the call. To encourage the development of competition in the long distance market, the Decree required LECs to provide all IXCs with access to local exchange services "equal in type, quality and price" to that provided to AT&T. These so-called "equal access" and related provisions were intended to prevent preferential treatment of AT&T and to level the access charges that the LECs could charge IXCs, regardless of their volume of traffic. As a result of the Decree, customers of all long distance companies were eventually allowed to initiate their calls by utilizing simple "1 plus" dialing, rather than having to dial longer access or identification numbers and codes.


     The Telecommunications Act is expected to significantly alter the telecommunications industry. The Decree has been lifted and all restrictions and obligations associated with the Decree have been eliminated by the new legislation. The seven RBOCs are now permitted to provide long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to the FCC, and upon a finding by the FCC that an RBOC faces facilities-based competition and has satisfied a congressionally-mandated "competitive checklist" of interconnection and access obligations, an RBOC will be permitted to provide long distance service within its local service area, although in so doing, it will be subject to a variety of structural and nonstructural safeguards intended to minimize abuse of its market power in these local service areas. Having opened the interexchange market to RBOC entry, the Telecommunications Act also removes most legal barriers to competitive entry by interexchange and other carriers into the local telecommunications market and directs RBOCs to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange network, to acquire network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act prevents IXCs that serve greater than five percent of presubscribed access lines in the U.S. (which includes the nation's three largest long distance providers) from jointly marketing certain local and long distance services until the RBOCs have been permitted to enter the long distance market or for three years, whichever is sooner. This gives all other long distance providers such as the Company a competitive advantage over the larger long distance providers in the newly-opened local telecommunications market. As a result of the Telecommunications Act, long distance carriers such as the Company will face significant new competition in the long distance telecommunications market, but will also be afforded significant new business opportunities in the local telecommunications market. See "-- Competition" and "-- Regulation."


     Legislative, judicial and technological factors have helped to create the foundation for smaller long distance providers to emerge as legitimate alternatives to AT&T, MCI and Sprint for long distance telecommunication services. The FCC has required that all IXCs allow the resale of their services, and the

Decree substantially eliminated different access arrangements as distinguishing features among long distance carriers. In recent years, national and regional network providers have substantially upgraded the quality and capacity of their domestic long distance networks, resulting in significant excess transmission capacity for voice and data communications. The Company believes that, as a result of digital fiber optic technology, excess capacity has been, and will continue to be, an important factor in long distance telecommunications. As a consequence, not only have smaller long distance service providers received legal protection to compete with the network-based carriers, they also represent a source of traffic to carriers with excess capacity.

THE COMPANY


     Midcom provides long distance voice and data telecommunications services. As primarily a nonfacilities-based reseller, Midcom principally utilizes the network switching and transport facilities of Tier I long distance carriers, such as Sprint, WorldCom and AT&T, to provide a broad array of integrated long distance telecommunications services on a seamless and highly reliable basis. Midcom's service offerings include basic "1 plus" and "800" long distance service, frame relay data transmission service, wireless service, dedicated private lines between customer locations and enhanced telecommunications services such as facsimile broadcast service and conference calling.


     Midcom focuses on serving small to medium-sized businesses. The Company estimates that during the fourth quarter of 1996 it invoiced approximately 100,000 customer locations, a significant majority of which were located in the major metropolitan areas of California, Florida, Illinois, New York, Ohio and Washington. The Company believes that the larger long distance carriers, such as AT&T, Sprint, WorldCom and MCI, tend to focus their sales and customer support efforts on residential and large commercial customers and do not routinely provide significant pricing discounts for small to medium-sized businesses. By purchasing large usage volumes from the facilities-based carriers at wholesale prices, Midcom seeks to offer its customers more favorable pricing than they could obtain from such carriers directly. In addition, the Company believes that businesses in this market segment do not typically have in-house telecommunications expertise and therefore require more assistance with the assessment and management of their telecommunications requirements. As a result, the Company believes that it is able to differentiate its service offerings from the larger carriers in this market segment on the basis of price, breadth of service offerings, customer service and support and the ability to provide customized solutions to the telecommunications requirements of its customers. See "-- Marketing and Sales," "-- Competition" and "-- Customer Concentrations."

COMPANY STRATEGY


     During the second and third quarters of 1996, Midcom recruited an executive management team with extensive experience and expertise in the telecommunications industry. In May 1996, the Company hired William H. Oberlin as its President and Chief Executive Officer, appointed Mr. Oberlin, Marvin C. Moses and John M. Zrno to its Board of Directors and engaged Mr. Moses and Mr. Zrno as consultants. In December 1996, Mr. Zrno became Chairman of the Company's Board of Directors. These individuals formerly held senior management positions at ALC Communications Corporation ("ALC"), a leading provider of long distance and other services to small and medium-sized businesses. During their tenure at ALC, ALC completed a successful turn-around and experienced profitable growth. From the fiscal year ended December 31, 1991 through the 12 months ended June 30, 1995 (prior to ALC's merger into Frontier Corporation), ALC's revenue increased from $346.9 million to $677.1 million and net income increased from $5.3 million to $75.0 million. In addition, in July 1996 the Company appointed Daniel M. Dennis to the Company's Board of Directors. Mr. Dennis has served in a number of management positions with MCI for over 23 years.


     Midcom's executive management team has developed a restructuring, network and marketing strategy which is designed to address the operational challenges experienced by the Company and increase internally generated sales and profitability. Principal components of the Company's strategy are set forth below. Although the Company believes that its executive management team has the relevant skills and experience necessary to implement this strategy, its ability to do so is subject to a number of risks and uncertainties, and there can be no assurance that this strategy will be successfully implemented or that the intended positive results will be achieved. See "Risk Factors."

  Operational Restructuring Strategy


     Continue to Build Management Team. Midcom will continue to seek opportunities to augment management with individuals who have telecommunications industry experience and expertise. Since May 1996, the Company has appointed more than 10 individuals to key operational management positions. These individuals have extensive experience in the operation of a telecommunications company, including (i) network design, implementation and operation, (ii) marketing and sales, (iii) management information systems and (iv) bill processing and collection. Midcom believes that the experience and depth of this management team will improve the Company's ability to address its current operational challenges and to pursue its transition from primarily a nonfacilities-based reseller of long distance and other telecommunications services to a switch-based provider of integrated telecommunications services.



     Integrate and Improve Information Systems. The Company's management team has focused on, and has substantially completed, the consolidation and integration of the Company's multiple information and billing systems and other redundant functions of its acquired long distance operations. The management team will continue to focus on integrating the Company's data transmission and enhanced telecommunications services, enlarging and enhancing the Company's information system and improving its financial reporting and internal controls. The Company believes that these activities will (i) reduce the overhead and maintenance costs associated with its management information systems, (ii) improve the amount and type of information that can be accessed about customers, sales and operations, (iii) increase the speed with which information can be processed and (iv) reduce the Company's working capital investment by shortening the time it takes for the Company to produce and distribute customer bills. See "-- Information Systems."



     Renegotiate Carrier Agreements. The Company currently resells network switching and transport facilities of long distance carriers such as Sprint, WorldCom and AT&T. Midcom believes its relationships with these carriers enables it to provide customers a broad array of integrated long distance telecommunications services on a seamless and highly reliable basis. Despite the Company's successful resale of these network facilities, the Company's profitability was reduced as a result of a supply contract with AT&T which provided for higher rates than those obtained from alternative suppliers. However, the Company has entered into a new carrier supply contract with AT&T which provides for more favorable rates. In addition, in the first quarter of 1997, the Company entered into a new carrier supply contract with Sprint which also provides for more favorable rates. The Company believes the successful renegotiation of its supply contracts with AT&T and Sprint and its other carriers will contribute significantly to the Company's ability to offer competitive rates and improve its margins while providing the same level of service to its customers. See "-- Suppliers."


  Network Strategy


     The Company has acquired six state-of-the-art high capacity switches, three of which have both local and long distance functionality. The Company plans to install these switches in areas of the country where it believes that its volume of long distance traffic and the regulatory environment and market conditions will permit it to provide local service at acceptable margins. Moreover, the Company believes that, in the cities where it intends to deploy switches, there will be significant local circuit capacity at attractive rates available from competitive local exchange carriers ("CLECs"), ILECs and 38GHz wireless providers. Using its own switches will enable the Company to (i) direct customer call traffic over multiple networks which is expected to minimize costs and improve gross margin, (ii) switch local traffic, thereby increasing the economic viability of entering the market for local telecommunication services, (iii) shield proprietary information regarding its customers from the underlying carriers, thereby increasing customer control, (iv) facilitate access to call data records and (v) implement differentiating features and billing enhancements without involving the underlying carrier. See "-- Switching Facilities."

  Marketing Strategy


     Reorganize and Expand Sales Efforts. To take full advantage of its planned switching network and expanded product offerings, Midcom has reorganized its direct sales force into (i) a national and key accounts group consisting of highly experienced sales personnel focused on larger customers with sophisticated telecommunications requirements and (ii) a general accounts group focused on smaller customers. Both groups will be located in major metropolitan areas where the Company has customer concentrations sufficient to support a sales and marketing presence and where the Company believes it has significant market opportunities and can compete effectively on the basis of price. The Company intends to implement training programs and financial incentives designed to increase the cross-selling efforts of its direct sales force and further integrate the Company's broad array of service offerings. In addition, the Company intends to increase the number of sales representatives from approximately 35 at the end of July 1996 to over 250 by the end of 1997. The Company plans to continue to supplement its direct sales force with its network of resellers and distributors. In addition to its existing non-territorial distributor network, the Company is in the process of developing a new tier of distributors who will be offered long-term financial incentives and who will be required, within selected territories, to market and sell the Company's service offerings exclusively. The Company believes that the long-term financial incentives and exclusive marketing arrangements offered to this new tier of distributors will result in improved performance and increased loyalty to the Company and its service offerings. See "-- Marketing and Sales."



     Expand and Enhance Customer Support Efforts. Midcom intends to support its expanded sales efforts and reduce customer attrition by continuing to build an enhanced customer service and support operation. The Company has increased its customer service and support staff from approximately 45 at the end of July 1996 to approximately 60 at the end of 1996 and intends to further increase this staff through 1997 to the extent necessary to support growth in sales. This expanded operation is intended to include (i) a staff of trained customer service representatives available twenty-four hours a day at a number of integrated customer service centers, (ii) trained account representatives assigned and dedicated to individual customers with sophisticated telecommunications requirements and (iii) teams of technical specialists available to develop customized solutions for a customer's telecommunication needs. See "-- Customer Service."


     Resell Local Services and Provide a Single-Source Solution. Regulatory changes resulting from the Telecommunications Act significantly expand the number and types of services Midcom is permitted to offer. As a result, Midcom intends to offer its customers local dial tone and a variety of other local telecommunications services primarily in locations where it has a significant sales and marketing presence or where it plans to deploy switching facilities. The Company believes that its large and geographically concentrated customer base of small to medium-sized businesses represents a significant potential market for these additional services. These additional services will afford the Company the opportunity to provide its customers with a single-source solution for local, long distance, wireless and enhanced telecommunications services. The Company believes that bundling these services will provide substantial advantages to its customers, including lower overall costs and a higher level of service due to a single source for ordering, installation, customer service and account management. In addition, Midcom believes that offering a single source for telecommunications services will permit the Company to (i) leverage its significant customer base and increase sales by increasing its share of the telecommunications expenditures of its customers and (ii) improve customer control and retention by strengthening its relationships with its customers. See "-- Industry Background," "-- Regulation" and "-- Competition."

MARKETING AND SALES

     Midcom markets its services nationwide through three distinct channels: direct sales, independent distributors and, on a wholesale basis, other resellers.

     Direct Sales. Midcom believes that direct sales activities are more effective than advertising for securing and maintaining the business of small to medium-sized commercial customers. The Company believes that the face-to-face customer contact afforded by its direct sales activities results in increased customer loyalty, improves cross-selling opportunities and will ultimately have a positive effect on revenue. Accordingly, direct sales activities comprise a substantial portion of the Company's marketing and sales resources. To optimize the Company's selling efforts, the Company intends to increase the number of its direct sales representatives, from approximately 35 at the end of July 1996 to over 250 by the end of 1997, and has reorganized the direct sales force into the following two groups:



          National and Key Accounts. The national and key accounts group consists of highly experienced sales personnel and concentrates sales efforts on businesses with sophisticated telecommunications requirements. Target customers for the national and key accounts group generally include those which require dedicated access to the Company's long distance points of presence and a high level of customer service and support. In particular, the Company expects that these customers will increasingly require support for data communication applications. Dedicated account representatives will be assigned to each of these customers. In addition, these customers will be supported by technical specialist teams trained to provide customized solutions to their telecommunications problems.



          General Accounts. The general accounts group concentrates sales efforts on businesses with less sophisticated telecommunications requirements. Typically, these customers do not require dedicated access to the Company's long distance point of presence and utilize only basic "1 plus" and "800" long distance and cellular service and calling cards. Moreover, although the Company provides these customers access to its customer service and support centers, it generally will not assign to them a dedicated account representative.



Each of these groups will be geographically focused, concentrating on major metropolitan areas where the Company has customer concentrations sufficient to support a sales and marketing presence and where the Company believes it has significant market opportunities and can compete effectively on the basis of price. At the end of 1996, the Company's direct sales force was located in Atlanta, Boston, Charlotte, Chicago, Cleveland, Dallas, Detroit, Long Island, Los Angeles, New Haven, New York, San Francisco and Seattle. The Company plans to deploy its direct sales force in additional locations during 1997.



     Midcom has experienced a high level of turnover in its direct sales force which has had a negative impact on internally generated sales. The Company believes that, in the past, difficulties experienced with the Company's information systems and changes in senior management contributed to this turnover. However, the Company believes this turnover is now primarily attributable to the intense competition for, and the mobility of, qualified sales personnel endemic to the reseller segment of the telecommunications industry. The Company has restructured the commission arrangements and other financial incentives offered to its direct sales force in order to increase the incentive of its direct sales force to generate new sales, cross-sell the Company's telecommunications offerings and bundle high margin services with lower margin services thereby improving the Company's sales levels and gross margins. In addition, the Company recently began to offer its direct sales force career advancement opportunities to reward individual achievement. For example, through the first quarter of 1997, six sales representatives were promoted from the general accounts group to the national and key accounts group. The Company believes that appropriate financial incentives and opportunities for career advancement, along with the recent additions to the Company's management team and improvements to the Company's information systems, will result in decreased turnover in its direct sales force. However, there can be no assurance that turnover in the Company's direct sales force will be reduced or that any of these other objectives will be achieved.


     Distributors. Midcom supplements its direct sales efforts by marketing through independent distributors located throughout the country. The Company enters into distributor agreements with, but is otherwise not affiliated with, its distributors. Distributors maintain sales offices and sales staff at their own expense. However, customers provided by distributors belong to the Company, are billed directly by the Company or one of its billing agents and are in most instances supported by the Company's customer service centers.

     In the past, the Company's distributor network was not organized according to geographic area or service offerings, and the Company generally granted its distributors a non-exclusive right to solicit customers, required the distributor to maintain a minimum quota and offered a commission on business generated for the Company by the distributor. These non-territorial and non-exclusive distributor arrangements failed to promote distributor loyalty to the Company's service offerings and did not enable the Company to use its distributor network to develop market share in specific geographical areas.


     Midcom believes that distributors may have substantial marketing resources and access to a large base of potential customers. Accordingly, in August 1996, the Company began to enhance its then existing non-territorial distributor network of approximately 160 distributors with a new tier of territorial distributors. To improve performance and increase loyalty to the Company and its service offerings, the Company offers its new tier of distributors long-term financial incentives and requires that, within selected territories, the distributors market and sell the Company's service offerings exclusively. By making use of territorial limitations, the Company intends to direct the marketing and sales efforts primarily in cities where it has not developed a significant marketing presence and which are outside the focus of its direct sales efforts. Because distributors cover their own costs, the Company believes that this will be a cost-effective way to increase its market share in these cities. At the end of 1996, the Company's new tier of distributors consisted of 10 distributors and the Company intends to increase its new tier of distributors by engaging approximately 20 additional distributors during 1997.



     Wholesale to Other Resellers. At the end of 1996, Midcom offered telecommunications services on a wholesale basis to several small resellers of long distance services. The Company does not have direct relationships with the end users of the services purchased by its resellers. Those customers are not billed by the Company and are not supported by the Company's customer service centers. Although gross margins on sales to resellers are generally lower than the Company's average, sales through this channel enable the Company to (i) enter markets with minimal cost or risk where small resellers have already built strong direct customer relationships, (ii) increase the volume of services purchased by the Company from facilities-based carriers, thereby obtaining higher volume discounts from those carriers and (iii) spread the costs of acquiring, installing and integrating the Company's switching facilities over a larger revenue base.


CUSTOMER SERVICE

     Midcom strives to provide superior customer service and believes that personal contact with potential and existing customers is a significant factor in customer acquisition and retention. The Company's goal is to have frequent contact with prospects and customers both through its direct sales representatives as well as its customer service representatives.


     At the end of July 1996, Midcom's customer service and support staff consisted of approximately 45 employees located at one of the Company's six customer service centers. To support the planned expansion of Midcom's sales efforts, Midcom added 15 customer service representatives to its customer support staff during 1996 and intends to further increase this staff through 1997 to the extent necessary to support growth in sales. In addition, Midcom has reorganized its customer service and support efforts. This reorganization has involved the consolidation and integration of Midcom's service centers so that each is capable of supporting all of Midcom's service offerings. Moreover, the Company's customer service department has been organized into two groups, each with its own management and reporting structure. One group consists of customer service representatives, available twenty-four hours a day at a number of integrated customer service centers, who primarily respond to customer calls. The other group consists of account representatives who are dedicated to the Company's higher volume customers and take proactive measures to pursue opportunities to cross-sell the Company's various service offerings to such customers and address their telecommunications needs before they arise. The account representatives also coordinate customer access to teams of technical specialists trained to provide customized solutions to the customer's telecommunications problems. To ensure that customer service representatives and account representatives have the knowledge required to support the Company's broad range of service offerings, Midcom intends to allocate a portion of its customer service resources to training programs for its customer service staff. In addition, Midcom intends to establish a small group of customer service and technical specialists who are available exclusively to the direct sales representatives, customer service representatives, account representatives and distributors. The Company believes that these changes will improve the level of customer service and support provided to its customers.

PRODUCTS AND SERVICES


     Midcom, primarily through contractual arrangements with facilities-based carriers, offers small to medium-sized businesses a wide variety of telecommunications services including basic "1 plus" and "800" long distance service, frame relay data transmission service, wireless service, dedicated private lines between customer locations and enhanced and other value-added telecommunications services. The Company also plans to provide local telecommunications services in the newly opened local telecommunications market, and to develop new products and services. Each of these services is discussed below.



          Long Distance. Historically, substantially all of Midcom's revenue has been generated by basic "1 plus" and "800" long distance services. Midcom's success as a provider of these basic services has depended on the volume discounts it has been able to negotiate with underlying carriers and its ability to direct customer call traffic over the transmission networks of more than one carrier. As the Company implements its proposed network of switching facilities, it will increasingly have the ability to choose among the transmission networks of different carriers to take advantage of the most favorable rates to different destinations at different times of the day.



          Data Transmission. Through its wholly-owned subsidiary, PacNet, Midcom offers data transmission services primarily using its own frame relay switches and a fiber optic transmission network which, at the end of 1996, connected over 40 cities in the Western United States. PacNet is a member of the UNI-SPAN(R) consortium of frame relay data network providers. Members of the UNI-SPAN(R) consortium are permitted to contract for access to frame relay networks of other members at favorable rates. In addition to cost savings, the consortium enables the Company to provide end-to-end connectivity to its customers on a nationwide basis.


          Private Line Services. Midcom provides data transmission service on private line facilities on a point-to-point basis. This enables high volume users to send and receive voice and data transmissions between locations on a highly reliable and cost effective basis.

          Enhanced and Other Services. Midcom offers a variety of enhanced and other value-added services, including the following:

        - Fax Broadcast and Fax Mailbox. Through its wholly owned subsidiary, Adval, Midcom offers facsimile-related services that allow a user to send a facsimile to many destinations simultaneously (Fax Broadcast) and to store and retrieve facsimiles in a manner similar to electronic mail (Fax Mailbox).

        - Travel Cards. Midcom's travel cards offer low-cost long distance service through various flat-rate pricing or per-call fees.

        - Conference Calling. Midcom offers a full-featured teleconferencing service that allows for connection of multiple locations simultaneously.

        - Custom Billing. Midcom provides many of its direct-billed customers billing and management reports with a level of detail and features that the major carriers generally provide only to their higher volume customers. In addition, the Company's customers can choose to have one centralized bill sent each month to their principal place of business or individual bills sent to branch offices, with a master copy sent to the principal place of business. The Company believes that its value-added billing capability enables its customers to manage their telecommunications costs more effectively, helps differentiate the Company's services from services offered by the larger long distance carriers and will continue to be an important factor in its ability to successfully compete in its targeted market.


          Wireless Services. Midcom offers wireless services in the Pacific Northwest through Cel-Tech, its wholly-owned subsidiary. Outside the Pacific Northwest, there is a proliferation of wireless opportunities that the Company intends to pursue aggressively in order to provide wireless services in the major markets it serves.

          Local Service. Midcom is evaluating opportunities created by the Telecommunications Act to offer local telecommunications services either on a resale basis or over its proposed network of switching facilities. The Company intends to offer local services in large cities where it has (i) deployed high capacity switches, (ii) a significant customer concentration and (iii) a sales and customer support presence. The Company believes that targeting larger cities for local service will be advantageous due to the availability of multiple local circuit capacity alternatives to the ILECs and more favorable and less time consuming interconnection negotiations with the ILECs. The Company's ability to enter into the local telecommunications market may be impaired by certain logistical challenges. Prior to selling local services to its customers, the Company must complete a number of operational, marketing and regulatory tasks, including the negotiation of interconnection agreements with local circuit providers, the development of a billing, provisioning and customer service capability and the creation of a local marketing, pricing and sales strategy. However, despite these logistical challenges, the Company believes that introducing local services will enable it to leverage its extensive customer base by increasing the number of available service offerings.



          New Services. Midcom intends to increase its efforts to develop new telecommunications services based on evolving technologies and changing industry standards. There can be no assurance, however, that the Company will have the ability or resources to develop such new services, that new technologies required for such services will be available to the Company on favorable terms or that such services and technologies will enjoy market acceptance.



     Midcom markets its products under a number of registered and common law service marks, including Infinity(R), Logicall(R), ADNET(TM), Cel-Tech(TM), Adval(TM), MIDCOM(R), PakLink(R), Elite(TM), Network Observer(TM), Custom Point(TM) and Infinity Point(TM), as well as various registered logos.


SWITCHING FACILITIES


     A key element of the Company's operating strategy is to deploy a national switching network. The Company believes that successful implementation of its strategy to increase switching capacity will improve its ability to direct customer call traffic among networks owned by other long distance carriers in order to take advantage of the most favorable rates to different destinations at different times of the day. The Company expects that this will minimize costs and have a positive impact on gross margin. In addition, the Company expects that deployment of switches will enable the Company to (i) switch local traffic, thereby increasing the economic viability of entering the market for local telecommunications services, (ii) shield proprietary information regarding its customers from the underlying carriers, thereby increasing customer control,
(iii) facilitate access to call data records and (iv) implement differentiating features and billing enhancements without involving the underlying carrier.



     High Capacity Switches. In the first quarter of 1997, the Company acquired six state-of-the-art high capacity switches, three of which have both local and long distance functionality. At the date of this Prospectus, the Company was in the process of installing these switches in Atlanta, Chicago, Dallas, Los Angeles, New York and Seattle. The Company believes that, in these locations, its volume of long distance traffic and the regulatory and market conditions will permit it to provide local services at acceptable margins. Moreover, the Company believes that there will be significant local circuit capacity at attractive rates available from CLECs, ILECs and 38GHz wireless providers in these locations. The Company estimates that it will take at least until the second quarter of 1997 to install and fully integrate these switches, at an aggregate cost of approximately $15.0 million. The Company anticipates employing on-site technicians at each switch location to provide switch service and support. In addition, the Company is working to establish a remote service center staffed with approximately four technicians capable of monitoring and providing limited service and support for each of its switches twenty-four hours a day. The Company estimates that this service center will cost approximately $1.5 million to $2.0 million to establish and will be operational in the second or third quarter of 1997. There can be no assurance, however, that these switches will be installed or fully operational, or that a remote service center will be installed and operational, within anticipated deadlines and budgets, or that the Company will not encounter technical, operational or other problems in the installation or operation of this sophisticated switching and monitoring equipment.

     Frame Relay Data Switches. In addition to voice switches, PacNet, a wholly-owned subsidiary of the Company, offers data transmission services primarily using its own frame relay switches and a fiber optic transmission network which, at the end of 1996, connected over 40 cities in the Western United States. PacNet is a member of the UNI-SPAN(R)consortium of frame relay data network providers. Members of the UNI-SPAN(R) consortium are permitted to contract for access to frame relay networks of other members at favorable rates. In addition to cost savings, the consortium enables the Company to provide end-to-end connectivity to its customers on a nationwide basis.


     Limited Capacity Switches. The Company previously owned and operated limited capacity switches in nine locations, most of which were acquired through acquisitions of other telecommunications service providers. As a result of limitations inherent in these switches and the Company's plans to install a state-of-the-art high capacity switch network, the Company removed these switches from service during the third quarter of 1996. The Company may utilize these limited capacity switches to complement the planned deployment of high capacity switching facilities; however, there can be no assurance that this will be feasible.

ACQUISITIONS

     Midcom experienced rapid growth through the end of 1995. A significant portion of this growth, particularly in 1995, was attributable to acquisitions of customer bases and of other telecommunications service providers. These acquisitions were intended to (i) enhance Midcom's sales force capability, (ii) broaden its service offerings, and (iii) increase its customer base and revenue.


     The Company's acquisitions resulted in revenue growth and increased customer concentrations in certain metropolitan areas which, in turn, increased the Company's ability to control transmission routing for customers in those areas in order to lower costs and improve gross margin. However, these acquisitions placed significant demands on management resources and disrupted the Company's normal business operations. For a number of reasons, the Company was not able to consolidate and integrate the sales and marketing, customer support, billing and other functions of certain acquired operations as quickly as anticipated. Pending such integration, it was necessary for the Company to maintain billing systems and other functions of certain acquired operations, which caused inefficiencies, added operational complexity and expense, increased the risk of billing delays and financial reporting difficulties and impaired the Company's ability to cross-sell the various products and services offered by certain acquired operations. In addition, the Company often experienced high initial customer attrition from acquired customer bases. The Company believes this occurred as a result of difficulties encountered in transitioning acquired customer bases to the Company's services and systems, a process which often prompts customers to consider competitive alternatives in the telecommunications marketplace. Also, where the Company did not acquire the sales channel associated with an acquired customer base, there was often a period of enhanced exposure to competitors as the Company's sales force became familiar with its newly acquired customers and established relationships with the appropriate customer contacts. In addition to problems associated with integration, consolidation and customer attrition, certain of the Company's acquisitions have resulted in disputes between the Company and the sellers of the acquired operations. See "-- Legal Proceedings."



     The Company's current strategy is to generate growth primarily through internal sales and marketing efforts, rather than through the acquisition of customer bases or other telecommunication service providers. Although growth through acquisitions is no longer central to the Company's growth strategy, the Company will consider, on a selective basis, acquisitions which the Company believes will contribute to its infrastructure, create synergies or which otherwise have strategic value to the Company. There can be no assurance that there will not be adverse consequences to the Company from its past or future acquisitions. Further, there can be no assurance that the Company will be able to identify attractive acquisition candidates in the future, that acquisitions pursued by the Company will be completed, or that, if completed, such acquisitions will be beneficial to the Company. As of the date of this Prospectus, the Company had no commitment or agreement to make any acquisitions. Further, the Company is prohibited from making any acquisitions without the prior approval of its lenders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INFORMATION SYSTEMS

     Telecommunication service providers generally must record and process massive amounts of data quickly and accurately in order to bill customers in a timely manner, verify billings from third party carriers, service customer accounts, respond to customer inquiries and otherwise support operations. These tasks require sophisticated, high capacity and reliable management information and billing systems.

     In late 1993, Midcom began the development of a proprietary information system, referred to as "Keystone," designed to integrate its customer information system, billing system and financial reporting system. The billing module used in Keystone was designed to replace the Company's existing billing system. The Company began using the Keystone billing module for a portion of its customers in February 1995. Due to difficulties encountered during the implementation of Keystone and required modifications to Midcom's customer data base, which delayed full implementation of the Keystone billing module, the Company continued to bill most of its customers under its prior billing system until late April 1995. At that time, the Company completed the conversion to the Keystone billing module.


     The Company estimates that in 1995 the number of call data records processed by the Company grew from approximately 20 million to as many as 35 million per month, each of which had to be identified with the appropriate customer for proper billing. This growth was attributable in large part to customers of acquired customer bases and operations. Difficulties encountered during the implementation of Keystone were compounded by this rapid growth and contributed to operational difficulties. Partly as a result of these operational difficulties, the Company was not able to consolidate and integrate the sales and marketing, customer support, billing and other functions of certain acquired operations as quickly as anticipated. Pending such integration, it was necessary for the Company to maintain billing systems and other functions of certain acquired operations, which, among other things, caused operational inefficiencies, added complexity and expense to the billing and financial reporting process and increased the risk of billing delays and financial reporting difficulties.



     During the second, third and fourth quarters of 1995, difficulties in implementing the new billing system caused an increased number of calls to be billed later than expected by the Company. Delays in billings contributed to a significant increase in customer invoice adjustments and bad debt expense in the fourth quarter of 1995. In addition, in the process of reconciling unbilled accounts as of December 31, 1995 with amounts ultimately billed, the Company discovered that certain reports generated by its new information management system for recognizing unbilled revenue for the third quarter of 1995 failed to fully reflect all discounts that were properly included in the bills subsequently sent to the Company's customers. Primarily as a result of this failure, reported revenue was overstated for the third quarter of 1995 and the Company's Quarterly Report on Form 10-Q for that period had to be amended to restate reported results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restatement of Results for the Third Quarter of 1995."



     In connection with the audit of Midcom's 1995 Consolidated Financial Statements, Midcom's independent auditors identified two conditions which were characterized as material weaknesses in its internal financial controls. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Past Material Weaknesses." In response to the recommendations of the Company's auditors, the Company hired additional finance and accounting personnel, curtailed acquisitions, reorganized its financial reporting functions to improve communications between senior management and the finance department and established the policy of billing substantially all customer call traffic in a financial reporting period before revenue for the period is reported, thereby eliminating the need to estimate any material portion of revenue. As part of the Company's operational restructuring, the Company's management team has focused on, and has substantially completed, the consolidation and integration of the Company's multiple information and billing systems and other redundant functions of its acquired long distance operations. In addition, the management team will continue to focus on integrating the Company's data transmission and enhanced telecommunications services, enlarging and enhancing the Company's information system and improving its financial reporting and internal controls, and it intends to increase the number of information systems personnel from approximately 18 full-time employees and seven independent contractors at the end of

July 1996 to approximately 50 full-time employees by the end of 1997. As a result of these and other restructuring efforts, on March 13, 1997 Midcom's independent auditors reported to the Company's Audit Committee that the material weaknesses identified in connection with the 1995 audit have been corrected.


     Although Midcom has experienced difficulties in the implementation of its management information system, it is now able to provide many of its direct-billed customers billing and management reports with a level of detail and features that the major carriers generally provide only to their higher volume users. The Company is currently able to collect numerous multiple call data items for each phone call placed by a customer, including customer name, call origination point, call destination point, billing code, minutes, date, time and rate code. From this data, the Company can organize the customer's monthly phone calls into a wide variety of report formats. These reports can include: (i) state/international codes, (ii) date and hour distributions, (iii) type of service ("1 plus", "800", etc.), (iv) frequently called numbers, area codes, cities or states, (v) calling card summaries, (vi) graphic presentation of data and (vii) color-coded long distance calling activity maps. In addition, the Company's customers can choose to have one centralized bill sent each month to their principal place of business or individual bills sent to branch offices, with a master copy sent to the principal place of business. The Company believes that its value-added billing capability enables its customers to manage their telecommunications costs more effectively, helps differentiate the Company's services from services offered by the larger long distance carriers and will continue to be an important factor in its ability to successfully compete in its targeted market.


     In light of the volume of financial data to be processed, the reliance upon timely receipt of call data records from suppliers, the anticipated rate of growth of the Company, the demands on key financial personnel, the potential for turnover in key finance and accounting positions, the challenges associated with the integration of acquired businesses and other factors, there can be no assurance that the Company will not encounter additional billing delays, other internal control weaknesses or other difficulties in future financial reporting.


SUPPLIERS


     Midcom purchases from facilities-based carriers the long distance telecommunications services that it provides to its customers. The Company has entered into multiple-year supply contracts with Sprint, WorldCom and AT&T and from time to time acquires access to telecommunications services on a short-term basis from a number of other suppliers. In 1994, 1995 and 1996, Sprint, WorldCom and AT&T were collectively responsible for carrying traffic representing approximately 97%, 67% and 74% of the Company's revenue, respectively, and for those periods no single carrier was responsible for carrying traffic representing more than 46%, 31% and 31% of the Company's revenue, respectively.



     To obtain favorable forward pricing from certain of its suppliers, the Company has committed to purchase minimum volumes of a variety of long distance services during stated periods whether or not such volumes are used. As of September 30, 1996, Midcom's minimum volume commitment under its supply contract with AT&T, its largest supply contract, was $117.0 million. The Company estimates that, as of September 30, 1996, it would have been in shortfall of its minimum commitments to AT&T by approximately $27.6 million based on then-applicable contract requirements. However, on October 31, 1996, the Company and AT&T entered into a Release and Settlement Agreement pursuant to which substantially all disputes between the Company and AT&T were resolved. Also on October 31, 1996, the Company and AT&T entered into a new carrier contract pursuant to which the Company's minimum commitment to AT&T was reduced to $13.7 million for the eighteen month period immediately following execution of the contract, of which approximately $10.0 million remained as of the date of this Prospectus. In addition, the new carrier contract provides for more favorable pricing for certain network services provided by AT&T. In consideration for the terms of the settlement and the new rate structure, the Company is required to make two payments to AT&T in the aggregate amount of $8.8 million. The first payment of $5.0 million was made on November 6, 1996. The second payment of $3.8 million will be due within 30 days of Midcom announcing quarterly gross revenue in excess of $75.0 million, or upon completion of a change in control. In addition, in the first quarter of 1997 the Company entered into a new carrier supply contract with Sprint which also provides for more favorable rates.

The Company's minimum volume commitments to all of its carriers as of March 14, 1997 aggregated approximately $92.0 million, to be used over the next three years. See Note 15 of Notes to Consolidated Financial Statements. There can be no assurance that the Company will not incur additional shortfalls in the future or that it will be able to successfully renegotiate, or otherwise obtain relief from, its minimum volume commitments in the future. See "Risk Factors -- Minimum Volume Commitments and Shortfalls."



     Because of Midcom's commitments to purchase fixed volumes of use from certain of its suppliers at predetermined rates, the Company could be adversely affected if a supplier were to lower the rates it makes available to the Company's target market without a corresponding reduction in the Company's rates. Similarly, the Company could be adversely affected if its suppliers failed to adjust its overall pricing, including prices to the Company, in response to price reductions of other major carriers. See Note 15 of the Notes to Consolidated Financial Statements.



     Each month, Midcom receives invoices from its suppliers. In those areas in which the Company intends to direct call traffic through its own switches, it will receive bills directly from the ILECs for access charges. Due to the multitude of billing rates and discounts which suppliers must apply to calls completed by the Company's customers, and due to routine logistical issues such as the addition or termination of customers, the Company regularly has disagreements with its suppliers concerning the sums invoiced for its customers' traffic. The Company pays its suppliers according to its own calculation of amounts owed as recorded on computer tapes provided by its suppliers. The Company's computations of amounts owed are frequently less than the amount shown on the suppliers' invoices. Accordingly, the suppliers may consider the Company to be in arrears in its payments until the amount in dispute is resolved. Although these disputes have generally been resolved on terms favorable to the Company, there can be no assurance that this will continue to be the case. In accordance with generally accepted accounting principles, the Company records as an expense amounts in dispute that correspond to the aggregate amount that the Company believes it will be required to pay and adjusts that amount as the underlying disputes are resolved.



     Midcom, like all other long distance providers, is dependent upon LECs for call origination (carrying the call from the customer's location to the long distance network of the IXC selected to carry the call) and termination (carrying the call off the IXC's network to the call's destination). The Company's ability to maintain and expand its business depends, in part, on its ability to obtain telecommunications services on favorable terms from facilities-based carriers, and the cooperation of both IXCs and LECs in provisioning services for its customers in a timely manner. FCC policy currently requires all common carriers, including IXCs, to make their services available for resale and to refrain from imposing unreasonable restrictions on such resale. The Telecommunications Act further requires all ILECs both to offer their services for resale at wholesale rates and to allow access to unbundled network elements at cost-based rates. The ILECs are also required by the Telecommunications Act to provide all IXCs, including the Company, with equal access for the origination and termination of long distance calls. If any of these requirements were eliminated, the adverse impact on the Company could be substantial. Access charges represent a substantial portion of the Company's current cost of service. The FCC, however, has undertaken to reform its universal service and access charge rules by May 1997 in order to rework the current universal service subsidy system and to move access charges toward the economic cost of originating and terminating long distance traffic. The level at which the FCC sets access charges and universal service contributions could have a material adverse effect on the Company's business, financial condition and results of operations. Moreover, implementation of a new access charge structure and repricing of local transport could place many interexchange carriers, including the Company, at a significant cost disadvantage relative to larger competitors. The FCC has also imposed on facilities-based interexchange carriers the obligation to track the payphone-originated tollfree and access code calls which they carry and to compensate payphone service providers for such calls, initially on a per-phone, and, commencing in October 1997, on a per-call basis in amounts reflective of soon to be deregulated local coin rates. See
"-- Regulation."

COMPETITION

     The long distance telecommunications industry is highly competitive. Midcom believes that the principal competitive factors in this industry include pricing, customer service, network quality, value-added services and the flexibility to adapt to changing market conditions. A number of the Company's current and potential competitors have substantially greater financial, technical, marketing and other resources than the Company, and there can be no assurance that the Company will remain competitive in this environment. The Company's ability to compete may also be impaired by its leveraged capital structure and limited capital resources.

     The long distance telecommunications industry is significantly influenced by the marketing and pricing activities of the major industry participants, including AT&T, MCI, Sprint and WorldCom. While the Company believes that AT&T, MCI and Sprint historically have chosen not to concentrate their direct sales efforts on small to medium-sized businesses, these carriers control approximately 85% of that market. Moreover, AT&T, MCI and Sprint have recently introduced new service and pricing options that are attractive to smaller commercial users, and there can be no assurance that they will not market to these customers more aggressively in the future. AT&T and, as an interim measure, the structurally separate interexchange affiliates of the RBOCs have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. These reclassifications may make it more difficult for the Company to compete for long distance customers. See "-- Regulation." In addition, a significant number of large regional long distance carriers and new entrants in the industry compete directly with the Company by concentrating their marketing and direct sales efforts on small to medium-sized commercial users. Activities by competitors including, among other things, national advertising campaigns, telemarketing programs and the use of cash or other forms of incentives, contribute to significant customer attrition in the long distance industry.

     The Company contracts for call transmission over networks operated by suppliers who may also be the Company's competitors. Both the IXCs and LECs providing transmission services for the Company have access to information concerning the Company's customers for which they provide the actual call transmission. Because these IXCs and LECs are potential competitors of the Company, they could use information about the Company's customers, such as their calling volume and patterns of use, to their advantage in attempts to gain such customers' business. The Telecommunications Act has strengthened the rules which govern the privacy of customer proprietary information by expressly prohibiting telecommunications carriers which receive proprietary information from resale carriers for purposes of providing telecommunications services to those resale carriers from using such information for their own marketing purposes. In addition, the Company's future success will depend, in part, on its ability to continue to buy transmission services and access from these carriers at a significant discount below the rates these carriers otherwise make available to the Company's targeted customers.

     Regulatory trends have had, and may have in the future, a significant impact on competition in the telecommunications industry. See "-- Regulation." As a result of the Telecommunications Act, the RBOCs are now permitted to provide, and are providing or have announced their intention to provide, long distance service originating (or in the case of "800" service, terminating) outside their local service areas or offered in conjunction with other ancillary services, including wireless services. Following application to and upon a finding by the FCC that an RBOC faces facilities-based competition and has satisfied a congressionally-mandated "competitive checklist" of interconnection and access obligations, an RBOC will also be permitted to provide long distance service within its local service area. The entry of these well-capitalized and well-known entities into the long distance service market could significantly alter the competitive environment in which the Company operates.


     The Telecommunications Act also removes most legal barriers to competitive entry into the local telecommunications market and directs ILECs to allow competing telecommunications service providers such as the Company to interconnect their facilities with the local exchange network, to acquire network components on an unbundled basis and to resell local telecommunications services. Moreover, the Telecommunications Act seeks to facilitate the development of local telecommunications competition by requiring

ILECs, among other things, to allow end users to retain their telephone numbers when changing service providers and to place short-haul toll calls without dialing lengthy access codes. In response to these regulatory changes, AT&T, MCI and many of the Company's other long distance competitors have announced plans to enter the local telecommunication market.


     While the Telecommunications Act opens new markets to the Company, the nature and value of the resultant business opportunities will be dependent in large part upon subsequent regulatory interpretation of the statute's requirements. While the FCC has promulgated rules implementing the local competition provisions of the Telecommunications Act, these rules have been appealed and key provisions have been "stayed" pending the outcome of the appeals. Various state regulatory authorities are currently in the process of implementing the remaining FCC rules. The Company anticipates that ILECs will actively resist competitive entry into the local telecommunications market and will seek to undermine the operations and the service offerings of competitive providers, leaving carriers such as the Company which are dependent on ILECs for network services vulnerable to anti-competitive abuses. No assurance can be given that the local competition provisions of the Telecommunications Act will be implemented and enforced by federal and state regulators in a manner which will permit the Company to compete successfully in the local telecommunications market or that subsequent legislative and/or judicial actions will not adversely impact the Company's ability to do so. Moreover, federal and state regulators are likely to provide ILECs with increased pricing flexibility for their services as competition in the local market increases. If ILECs are allowed by regulators to lower their rates substantially, engage in aggressive volume and term discount pricing practices for their customers, charge excessive fees for network interconnection or access to unbundled network elements, or decline to make services available for resale at discounted wholesale rates, the ability of the Company to compete in the provision of local service could be materially and adversely affected.


     The Company believes that, principally due to its economies of scale and personalized service, it is able to differentiate its service offerings from the larger carriers in its targeted market segment on the basis of price, breadth of service offerings, customer service and support and the ability to provide customized solutions to the telecommunications requirements of its customers. As a result, the Company believes that it competes favorably in this market segment. The Company also believes that its ability to compete in this market segment will increasingly depend on its ability to offer on a timely basis new services based on evolving technologies and industry standards. However, there can be no assurance that new technologies or services will be made available to the Company on favorable terms.

REGULATION

     The terms and conditions under which Midcom provides communications services are subject to government regulation. Federal laws and FCC regulations apply to interstate telecommunications, while particular state regulatory authorities have jurisdiction over telecommunications that originate and terminate within the same state.

  Federal

     Midcom is classified by the FCC as a non-dominant carrier and therefore is subject to relaxed regulation. Historically, the FCC has generally either excused or presumed compliance by non-dominant carriers with many of the statutory requirements and regulations to which dominant carriers are subject, including most reporting, accounting and record keeping obligations. However, a number of these requirements are imposed, at least in part, on non-dominant carriers such as the Company whose annual operating revenues exceed $100 million. The FCC retains the jurisdiction to impose fines or other penalties on, or to act upon complaints against, any common carrier, including non-dominant carriers, for failure to comply with its statutory or regulatory obligations. The FCC also has the authority to impose more stringent regulatory requirements on the Company and change its regulatory classification. In the current regulatory atmosphere; however, the Company believes that the FCC is unlikely to do so. Non-dominant carriers are also subject to a variety of miscellaneous regulations that, for instance, dictate the materials required to document and the procedures necessary to verify a consumer's election to change its preferred long distance telephone provider, mandate disclosure of rate and other data associated with the provision of operator services and require contribution to a variety of FCC-mandated funds and payment of various regulatory and other fees. There has generally been increased enforcement activity by the FCC and the states with respect to such regulations, particularly with respect to those regulations governing the verification of consumer elections to change long distance service providers.

     Among domestic carriers, only the ILECs are classified as dominant carriers, although ILECs currently would only be classified as dominant in their provision of long distance telecommunications services if they were to provide such services other than through structurally separate affiliates. As a consequence, the FCC regulates many of their rates, charges and services to a greater degree than the Company's, although the FCC is currently evaluating proposals to streamline and otherwise relax its regulation of the ILECs. AT&T and, as an interim measure, the structurally separate interexchange affiliates of the RBOCs have recently been reclassified as non-dominant carriers and, accordingly, have the same flexibility as the Company in meeting competition by modifying rates and service offerings without pricing constraints or extended waiting periods. The impact on the Company of the reclassification of AT&T and the RBOC interexchange affiliates as non-dominant carriers cannot be determined at this time, but it could make it more difficult for the Company to compete for long distance customers.

     With the passage of the Telecommunications Act, the RBOCs are now free to offer long distance service outside their respective local telephone service areas as well as long distance service bundled with wireless, enhanced and other ancillary services. Following application to and upon a finding by the FCC that an RBOC faces facilities-based competition and has satisfied a congressionally-mandated "competitive checklist" of interconnection and access obligations, the RBOC will be permitted to provide long distance service within its local service area, although in so doing, it will be subject to a variety of structural and nonstructural safeguards intended to minimize abuse of its market power in these local service areas. As a result of the removal of the legal barriers to competitive entry into the local market, long distance carriers like the Company will be allowed to compete with the RBOCs in the provision of local service. It is impossible to predict the impact of RBOC entry into the long distance telecommunications market on the Company's business and prospects, but it could make it more difficult for the Company to compete for long distance customers.

     The Company has all necessary authority to provide domestic interstate telecommunications services under current laws and regulations. The Company and one or more of its subsidiaries have been granted authority by the FCC to provide international telecommunications services through the resale of switched services of U.S. facilities-based carriers. The FCC reserves the right to condition, modify or revoke such international authority for violations of federal law or rules, as well as to approve assignments and transfers of control of such international authority.


     As a result of a stay of the FCC's order to eliminate the filing of interstate tariffs (which order would have been effective September 23, 1997) issued by the federal district court in Washington, D.C., the FCC has reinstituted the requirement that all interstate carriers file such tariffs pending the court's resolution of the issue. Although the tariffs of non-dominant carriers, and the rates and charges they specify, are subject to FCC review, they are presumed to be lawful and are seldom contested. As an international non-dominant carrier, the Company is required to include, and has included, detailed rate schedules in its international tariffs, and is permitted to make tariff filings on a single day's notice. Prior to a 1995 court decision, Southwestern Bell v. FCC, 43 F.3rd 1515 (D.C. Cir. 1995), domestic non-dominant carriers were permitted by the FCC to file tariffs with a "reasonable range of rates" instead of the detailed schedules of individual charges required of dominant carriers. In reliance on the FCC's past practice of allowing relaxed tariff-filing requirements for non-dominant domestic carriers, the Company and most of its competitors did not maintain detailed rate schedules for domestic offerings in their tariffs. Until the two-year statute of limitation expires, the Company could be held liable for damages for its failure to do so, although it believes that such an outcome is highly unlikely and would not have a material adverse effect on the Company's operations.


     To date, the FCC has exercised its regulatory authority to set rates only with respect to the rates of dominant carriers, and it has increasingly relaxed its control in this area. Thus, the FCC does not regulate the rates of the Company or any other long distance telecommunications provider, including AT&T, although it would regulate the rates charged by any ILEC that elected to provide interexchange services other than through a structurally separate affiliate. While the FCC continues to cap the prices that dominant ILECs may charge to originate and terminate interstate calls, it has afforded the ILECs a modicum of geographically-restricted pricing flexibility when they face competition in a given market. The FCC has indicated that it will initiate in the near future a comprehensive review of its access charge structure, evaluating embedded costs and subsidies that produce current access charge levels. The FCC is currently conducting a rulemaking procedure to implement the universal service provisions of the Telecommunications Act and will be determining in that proceeding the contributions that telecommunications companies such as the Company will be required to make to support universal service. The FCC also has recently completed a rulemaking proceeding to implement the local competition provisions of the Telecommunications Act. In that proceeding, the FCC has set forth comprehensive national rules and guidelines for states and local competitors to follow that, among other things, govern the interconnection obligations among telecommunications carriers, including interconnection with the local exchange network, and access to a minimum set of unbundled network elements, as required by the Act. The FCC also has set forth pricing methodologies for both the FCC and the states to follow in implementing the Telecommunications Act's requirement that interconnection and access to unbundled network elements be made available by ILECs at cost-based rates with a reasonable profit. The rules adopted by the FCC in implementing the local competition provisions of the Telecommunications Act have been appealed and key provisions, including the pricing methodologies, have been "stayed" pending the outcome of the appeals.

     The FCC-styled "trilogy" of access charge reform, universal service and local competition proceedings comprise the FCC's effort to respond to the Telecommunications Act's goal of transitioning telecommunications markets to full competition. The FCC does not expect this framework to be complete until state public service commissions complete their own efforts to implement and supplement the Telecommunications Act's provisions. Until the FCC's "trilogy" of proceedings is completed, and until such state actions are taken, the impact of the FCC's actions on the Company's access arrangements or access charge obligations, or more broadly, on the Company's operations in general, cannot be determined at this time.


     The Telecommunications Act grants the FCC authority to forebear from applying any statutory requirement or regulation to classes of carriers or services upon a determination that such application is unnecessary and no longer in the public interest. Utilizing this newly-granted authority, the FCC has already reduced, and has proposed further reductions in, its regulation of non-dominant IXCs such as the Company. While the FCC's proposal to adopt mandatory detariffing has been deferred, the FCC is expected to continue its efforts to reduce the regulation of non-dominant IXCs.



     The microwave licenses held by the Company's subsidiary, PacNet, are subject to FCC regulation and licensing. PacNet's licenses are for point-to-point microwave systems operating in the Private Operational Fixed Microwave Service ("OFS"). Such facilities must be constructed and operated in strict conformance with their authorizing licenses and FCC rules and policies and such licenses may not be modified, transferred or assigned without prior FCC approval. OFS licenses may be cancelled or revoked, and fines and other non-monetary penalties imposed on OFS licensees, for failure to comply with FCC requirements. OFS licenses are granted for a fixed five-year term, with the potential for renewal. The majority of PacNet's licenses expire in December 1997 and the balance expire in June 1999. As of the date of this Prospectus, the Company intends to seek renewal of the microwave licenses for each of PacNet's stations and currently anticipates that these licenses will be renewed in the ordinary course of business. However, PacNet has substantially discontinued directing traffic over this microwave system and is in the process of attempting to sell its microwave equipment and related licenses. As a result, the Company does not believe that failure to obtain renewal of microwave licenses upon expiration would adversely affect the Company. See Note 4 to the Notes to Consolidated Financial Statements. Moreover, the Company does not expect the Telecommunications Act to significantly impact the Company's microwave licenses.


  State

     The intrastate long distance telecommunications operations of Midcom are also subject to various state laws and regulations, including initial certification, registration and/or notification, as well as various tariffing and reporting requirements. Currently, the Company is certified and tariffed, where required, to provide intrastate service to customers throughout the United States except in Alaska and Hawaii. The Company continuously monitors regulatory developments in all 50 states and intends to obtain the appropriate certificates wherever feasible.



     Midcom is currently subject to varying levels of regulation in the 48 states in which it provides intrastate long distance telecommunications service. The large majority of the states require Midcom to apply for certification to provide intrastate long distance telecommunications service, or at least to register or to be found exempt from regulation, before commencing such service. At present, 34 states also require Midcom to file and maintain detailed tariffs listing its rates for intrastate long distance service. Many states also impose various reporting requirements and/or require prior approval for transfers of control of certified carriers, assignments of carrier assets (including customer bases), carrier stock offerings and/or incurrence by carriers of significant debt obligations. Certificates of authority can generally be conditioned, modified, cancelled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state regulatory authorities. Fines and other penalties, including the return of all monies received for intrastate traffic from residents of a state, may be imposed for such violations. Except for the request for approval which, as of the date of this Prospectus, was pending in Arkansas with respect to the Company's acquisition of a customer base from Cherry Communications, the Company has secured approval for its acquisitions of the capital stock, customer bases or other assets of other telecommunications service providers. With respect to the Company's acquisition of the customer base from Cherry Communications, the Arkansas Public Utility Commission has held the docket in abeyance pending filing of appropriate tariffs by Midcom to cover rates and services applicable to former customers of Cherry Communications. The Company does not believe that failure to obtain approval in Arkansas prior to completing the acquisition will have a material adverse effect on the Company's business, financial condition or results of operation.


     When the Company enters the local telecommunications market, it will be subject to regulation, often as a facilities-based provider, by state public service and public utility commissions in the states in which it provides local exchange service. Virtually all states require local exchange providers to be certified prior to initiating service and to maintain on file with the state commissions detailed tariffs specifying rates, as well as terms and conditions, of service. The Company will be subject to a higher level of regulatory oversight as a local exchange provider than it has been as a long distance carrier. Among other things, the Company will be subject to a variety of additional service quality and consumer protection requirements, as well as requirements to provide emergency, handicapped and subsidized services. The states also impose additional reporting and prior approval requirements on local service providers. Certificates of local authority can generally be conditioned, modified, cancelled, terminated or revoked by state regulatory authorities for failure to comply with state law and/or the rules, regulations, and policies of the state commissions. Fines and other penalties may also be imposed for such violations.

RUSSIAN JOINT VENTURE


     In December 1993, Midcom contracted to acquire a 50% interest in Dal Telecom International ("Dal Telecom"), a provider of local, long distance, international and cellular telecommunications services in the Russian Far East. To acquire its interest in Dal Telecom, Midcom committed to make a capital contribution of cash, equipment and services of approximately $12.7 million. As of December 31, 1995, the Company had invested a total of approximately $8.8 million in the joint venture but was unable to fund additional contributions. In March 1996, the Company and the joint venture partner agreed to amend the terms of the joint venture to provide that the Company had a 40% equity interest in the joint venture.



     The Company's commitment to Dal Telecom has required significant amounts of capital resources and management attention given the logistics of maintaining a relationship in Russia. As a result, the Company decided that it was in its best interests to focus on its domestic business and sell its interest in Dal Telecom. As a result of this decision, the Company wrote down its investment in Dal Telecom to $2.0 million at December 31, 1995, which was the Company's estimate of the net recoverable value of its investment in Dal Telecom, and recorded a loss of approximately $6.8 million on impairment of the asset. This estimate was based on market information currently available to the Company and certain assumptions about the future operations of Dal Telecom, over which the Company had limited control. There can be no assurance that the

Company will be successful in its efforts to sell its interest in Dal Telecom. The Company discontinued recording its share of the income or losses of Dal Telecom as of December 31, 1995. During the third quarter of 1996, the remaining investment of $2.0 million was written off to loss on impairment of assets, as the Company was unable to locate a purchaser for its interest. There can be no assurance that the Company will be successful in its efforts to sell its interest in Dal Telecom. See Note 5 of the Notes to Consolidated Financial Statements.


EMPLOYEES


     As of December 31, 1996, the Company employed 527 persons on a full-time basis. None of the Company's employees are members of a labor union or are covered by a collective bargaining agreement. The Company has never experienced a work stoppage and considers its employee relations to be good.


PROPERTIES

     As of December 31, 1996, the Company's headquarters in Seattle consisted of approximately 59,000 square feet of office space under a lease that expires on November 30, 2004 and that requires minimum annual lease payments in 1997 of approximately $1.0 million. In addition, as of December 31, 1996, the Company and its subsidiaries leased an aggregate of approximately 100,000 square feet of space for 17 offices in 10 states. Management believes its present office facilities, together with additional space available under expansion options, are adequate for its operations for the foreseeable future and that similar additional space can readily be obtained as needed.

CUSTOMER CONCENTRATIONS


     The Company estimates that during the fourth quarter of 1996 it invoiced approximately 100,000 customer locations. Certain Midcom customers receive multiple billing invoices because they have multiple locations. As of the end of 1996, the Company was unable to aggregate the invoices of such customers to determine an exact customer count. During 1994, 1995 and 1996, no one customer accounted for more than 5.0% of Midcom's revenues. Midcom believes that the loss of any single customer would not have a material adverse effect on its business, financial condition or results of operations.


LEGAL PROCEEDINGS

     Class Action Lawsuit. The Company, its Vice Chairman of the Board of Directors and largest shareholder, the Company's former President, Chief Executive Officer and director and the Company's former Chief Financial Officer are named as defendants in a securities action filed in the U.S. District Court for the Western District of Washington (the "Complaint"). The Complaint was filed on behalf of a class of purchasers of the Company's Common Stock during the period beginning on July 6, 1995, the date of the Company's initial public offering, and ending on March 4, 1996 (the "Class Period"). An amended complaint was filed on July 8, 1996 (the "Amended Complaint"). In November 1996, the Court granted the defendants' motion to dismiss the Amended Complaint without prejudice and the plaintiffs refiled a second amended complaint on December 19, 1996 (the "Second Amended Complaint"). In January 1997, the defendants filed a motion to dismiss the Second Amended Complaint (the "Second Motion to Dismiss") claiming failure by plaintiffs to plead with particularity and failure to plead facts establishing scienter, both as required under the Exchange Act, and failure to establish tracing to the prospectus relating to the Company's initial public offering, as required under the Securities Act. The Second Amended Complaint alleges, among other things, that the registration statement and prospectus relating to the Company's initial public offering contained false and misleading statements concerning the Company's billing software and financial condition. The Second Amended Complaint further alleges that, throughout the Class Period, the defendants inflated the price of the Common Stock by intentionally or recklessly making material misrepresentations or omissions which deceived the public about the Company's financial condition and prospects. The Second Amended Complaint alleges claims under the Securities Act and the Exchange Act as well as various state laws, and seeks damages in an unstated amount. All discovery proceedings are stayed until defendants' Second Motion to Dismiss is acted on by the Court. While the Company believes that it has substantive defenses to the claims in the Second

Amended Complaint and intends to vigorously defend this lawsuit, it is unable to predict the outcome of this action.


     SEC Investigation. The Company was informed in May 1996 that the Commission was conducting an informal inquiry regarding the Company. The Company has voluntarily provided the documents requested by the Commission. In addition, the Commission requested the Company's cooperation in interviewing certain current and former Company personnel and the Company is in the process of scheduling such interviews. However, the Company has not been informed whether or not the Commission intends to commence a formal action against the Company or any of its affiliates. The Company is, therefore, unable to predict the ultimate outcome of the investigation. In the event that the Commission elects to initiate a formal enforcement proceeding, the Company and its current and/or former officers could be subject to civil or criminal sanctions including monetary penalties and injunctive measures. Any such enforcement proceeding could have a material adverse effect on the Company's business, financial condition and results of operations.


     Frontier Lawsuits. On August 19, 1996 the Company was served with a complaint filed in the U.S. District Court for the Eastern District of Michigan by Frontier Corporation ("Frontier"). This complaint names as defendants the Company and eleven individuals, all of whom are former employees of Frontier who resigned their positions with Frontier at various times in the last year. These individuals include William H. Oberlin, the President and Chief Executive Officer and a director of the Company, and nine other employees of the Company. The complaint alleges, among other things, that: (i) certain of the individual defendants, with the acquiescence and active assistance of the Company, have engaged in a systematic strategy to hire key employees and independent contractors of Frontier in violation of various written agreements; (ii) the individual defendants have used confidential information belonging to Frontier in their new employment with Midcom in violation of written agreements and fiduciary duties and (iii) Mr. Oberlin has breached fiduciary duties as a former employee and officer of Frontier and breached obligations under an employment agreement with Frontier. The complaint further alleges that: (i) Midcom is in violation of a non-disclosure agreement between Frontier and Midcom by virtue of its alleged use of confidential information of Frontier obtained through employees hired from Frontier and otherwise; (ii) Midcom has aided and abetted Mr. Oberlin's alleged breaches of fiduciary duties and (iii) Midcom and the other defendants have tortiously interfered in Frontier's contractual relationships with various Frontier employees and contractors. The complaint seeks: (i) that the defendants be preliminarily and permanently enjoined from breaching their respective agreements with Frontier; (ii) that Midcom be enjoined from aiding and abetting certain alleged breaches of fiduciary duties;
(iii) an order that the defendants hold all profits which Midcom earns as a result of its hiring of the individual defendants and other Frontier employees as constructive trustees for the benefit of Frontier; (iv) an accounting of all profits realized by Midcom as a result of its hiring of the defendants and other Frontier employees; (v) a declaratory judgment on its various claims; (vi) damages in an unspecified amount; (vii) Frontier's costs, including reasonable attorney's fees, incurred in bringing the action; and (viii) other appropriate relief. The Company intends to vigorously defend this action. Based on the Company's review of the allegations in the complaint and the underlying facts, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's business, financial condition, results of operations or liquidity.


     An affiliate of Frontier has also filed a complaint in the same U.S. Federal District Court claiming $515,000 for unpaid amounts under a supply agreement. The Company believes this claim to be without substantial merit and is vigorously defending it.


     Adnet Lawsuit. On August 1, 1996, a complaint (the "Adnet Complaint") was filed by David and Maria Wiegand, the former shareholders of Adnet, in the Superior Court of the State of California for the County of Orange against the Company, the Company's former President and Chief Executive Officer and other defendants. The Adnet Complaint alleged intentional and negligent misrepresentation, intentional concealment of facts, breach of contract, breach of implied covenants of good faith and fair dealing and violation of California Securities Laws in connection with a merger agreement and related documents (the "Merger Agreement") and the Company's acquisition of Adnet in December 1995 pursuant thereto. The Wiegands sought recovery of monetary damages in an amount which they described as "not yet ascertainable, but potentially [in excess of] $10,000,000." The Wiegands furthermore sought rescission of the Merger

Agreement, restoration of all consideration paid by the Wiegands to the Company pursuant to the Merger Agreement, punitive damages in an amount to be determined at trial and attorneys' fees and other costs and expenses of the lawsuit.

     In August 1996, the Wiegands agreed to dismiss the Adnet Complaint without prejudice and not to re-file the Adnet Complaint pending negotiation of a definitive settlement agreement. In December 1996, the Company entered into a settlement agreement with David and Maria Wiegand (the "Settlement Agreement") pursuant to which the parties mutually agreed not to assert against each other the claims set forth in the Adnet Complaint, claims arising out of the Merger Agreement and the Company's acquisition of Adnet pursuant thereto and claims arising out of David Wiegand's employment with the Company or his employment agreement or non-competition agreement (collectively, the "Claims") until December 31, 1999 and not after March 31, 2000. In addition, the Settlement Agreement provides that all Claims will be released on March 31, 2000 or, if earlier, upon the first to occur of certain Release Events including (a) the issuance of any shares of Common Stock pursuant to the exercise of the Wiegand Option (as defined below), (b) the date on which the average closing sale price of the Common Stock as reported on Nasdaq is at least $20.50 per share and (c) a change of control of the Company if, in connection therewith, David Wiegand would be entitled to receive at least $20.50 (in cash or freely tradable securities) per share of Common Stock issuable upon exercise of the Wiegand Option. If a Release Event does not occur prior to December 31, 1999, the Wiegands may assert Claims against the Company provided they do so prior to March 31, 2000. There can be no assurance that a Release Event will occur prior to December 31, 1999 and that the Wiegands will not assert Claims against the Company at that time. In consideration for the Settlement Agreement, the Company pre-paid certain non-compete fees of approximately $330,000, reimbursed the Wiegands for approximately $90,000 in legal fees incurred in connection with the Claims and the Settlement Agreement, entered into a consulting agreement with David Wiegand and granted him a fully vested stock option for the purchase of up to 150,000 shares of Common Stock at an exercise price of $10.00 per share (the "Wiegand Option").


     Cherry Communications Lawsuit. In September and December 1995, the Company acquired two significant customer bases from Cherry Communications. The first transaction ("Cherry I") provided for the purchase of long distance customer accounts having monthly revenue for the three months preceding the date of closing of $2.0 million, net of taxes, customer credits and bad debt. The second transaction ("Cherry II") provided for the purchase of long distance customer accounts having monthly revenue which were to average $2.0 million per month over the 12 months following the transaction, net of taxes, customer credits and bad debt. The Company is responsible for the underlying carrier costs associated with the customer traffic acquired from Cherry Communications at a rate which would yield to the Company a gross profit on such traffic at an agreed rate. The purchase price payable with respect to Cherry I was a total of $10.5 million, of which $5.5 million was paid in cash and the balance was paid by the delivery of 317,460 shares of Common Stock (subject to a possible increase in such number based on the future value of the Common Stock), of which 126,984 shares are held in escrow to be applied to indemnity claims or to cover shortfalls in revenue from the $2.0 million monthly average. The purchase price for Cherry II was $18.0 million, of which $7.0 million has been paid in cash. Additional installments of $3.4 million were due in February, March and April of 1996, of which $400,000 of each installment was to be placed in an escrow account for satisfaction of indemnity claims or to cover shortfalls in revenue from the $2.0 million monthly average. The parties later agreed that the Company could pay up to $9.0 million of the Cherry II payments either in cash or by delivery of shares of Common Stock. Separately, the Company also agreed to pay Cherry Communications $40,000 per month per customer base for servicing customer accounts on behalf of the Company. The acquired customer bases have not generated the required minimum revenue levels and Cherry Communications has failed to remit to the Company collections received by Cherry Communications from a portion of the acquired customers. Accordingly, the Company has withheld the final three installment payments for Cherry II (a total of $9.0 million excluding escrowed sums), payment of invoices for carrier service for the acquired bases (up to $11.0 million) and accrued customer service charges of $840,000. Negotiations between Cherry Communications and the Company failed to produce a settlement of these disputes.


     Cherry Communications filed a lawsuit against the Company in the United States District Court for the Northern District of Illinois, Eastern Division. In its First Amended Complaint filed on July 18, 1996, Cherry

Communications seeks recovery of (i) approximately $7.2 million plus interest and attorneys' fees alleged to be due and owing under a Rebiller/Reseller Agreement for Switched Services between Cherry Communications and the Company,
(ii) approximately $9.0 million plus interest and attorney's fees alleged to be due and owing under the November 1, 1995 Customer Base Purchase and Sale Agreement between Cherry Communications and the Company (the "Cherry II Agreement"), and a Promissory Note executed in connection with the Cherry II Agreement, (iii) customer service charges of $40,000 per month for each month of customer service Cherry Communications has provided to the Company under the September 1, 1995 Customer Base Purchase and Sale Agreement between Cherry Communications and the Company (the "Cherry I Agreement"); and (iv) customer service charges of $40,000 per month for each month of customer service Cherry Communications has provided to the Company under the Cherry II Agreement. It is the position of the Company that Cherry Communications has breached its obligations under the Cherry I Agreement and the Cherry II Agreement by among other breaches (i) failing to sell Midcom customer bases having the average monthly revenues required by the customer base agreements, and (ii) failing to remit to Midcom monies collected from the customer bases. It is also the position of the Company that, as a result of Cherry Communication's breaches of the Cherry I Agreement and the Cherry II Agreement, as amended by certain addenda, that the Company has offsets and counterclaims against Cherry Communications in excess of the sums it has withheld from Cherry Communications. The Company is attempting to negotiate a resolution of the disputes. In the event that a settlement is not reached, the Company intends to vigorously defend the lawsuit filed by Cherry Communications. However, the Company is unable to predict the outcome of this lawsuit. As a result of this litigation, as of September 1, 1996, the Company discontinued booking revenue generated by the customer bases acquired from Cherry Communications.


     The Company is also party to other routine litigation incident to its business and to which its property is subject. The Company's management believes the ultimate resolution of these matters will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as to the executive officers and directors of the Company.


                   NAME                     AGE                     POSITION
------------------------------------------  ---   ---------------------------------------------
John M. Zrno..............................  58    Chairman of the Board and Director
Paul Pfleger..............................  61    Vice Chairman of the Board and Director
William H. Oberlin........................  52    President, Chief Executive Officer and
                                                  Director
Robert L. Nitschke........................  50    Executive Vice President, Operations
Robert J. Chamberlain.....................  43    Executive Vice President, Chief Financial
                                                  Officer, Treasurer and Assistant Secretary
Paul P. Senio.............................  64    Vice President and Secretary
Steven P. Goldman.........................  37    Vice President, Assistant Secretary and
                                                  General Counsel
John M. Orehek(1)(2)......................  42    Director
Scott B. Perper(2)........................  41    Director
Karl D. Guelich(1)........................  54    Director
Marvin C. Moses(1)........................  52    Director
Daniel M. Dennis(2).......................  48    Director


---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     John M. Zrno has served as the Chairman of the Company's Board of Directors since December 1996. In addition, he has served as a director of the Company and a consultant to the Company since May 1996. From August 1995 to October 1995, Mr. Zrno was Vice Chairman of Frontier Corporation, a long distance telecommunications provider, and was President, Chief Executive Officer and a director of ALC Communications Corporation ("ALC"), a long distance telecommunications provider, from August 1988 until its merger with Frontier Corporation in August 1995.


     Paul Pfleger has been Vice Chairman of the Company's Board of Directors since December 1996. In addition, he served as the Chairman of the Company's Board of Directors from the Company's formation in 1989 until December 1996, and he served as acting President and Chief Executive Officer of the Company from April 1996 to May 1996. Mr. Pfleger was a founder and currently is Chairman of the Board of Directors of SP Investments, Inc. Mr. Pfleger has been Chairman of the Board of Directors of Interfinancial Real Estate Management Company, a real estate management company, since 1984 and has been its President since April 1993. Shareholders party to a shareholders' agreement have agreed to vote their shares to elect Mr. Pfleger to the Board of Directors. This shareholders' agreement expires on June 7, 1999. See "Description of Capital
Stock -- Shareholders' Agreement."


     William H. Oberlin has served as President, Chief Executive Officer and a director of the Company since May 1996. Prior to joining the Company, Mr. Oberlin was President and Chief Operating Officer of Frontier Corporation from August 1995 to November 1995 and was Executive Vice President, Chief Operating Officer and a director of ALC from October 1988, July 1990 and July 1993, respectively, until its merger with Frontier Corporation in August 1995.

     Robert L. Nitschke has served as Executive Vice President, Operations since October 1996 and Executive Vice President and Chief Operating Officer from October 1995 to October 1996. Prior to joining the Company, Mr. Nitschke was Vice President for U.S. Intelco Holdings, a telecommunications holding company, and President of its subsidiary, USI-Gateway, Inc., a developer of products and services for local number portability, from July 1995 to October 1995, and was Vice President of Operations of its subsidiary,

U.S. Intelco Network, a billing aggregation and database and information services provider to local exchange carriers, from September 1989 to July 1995.

     Robert J. Chamberlain has served as Executive Vice President, Treasurer and Assistant Secretary since October 1996 and as the Chief Financial Officer of the Company since April 1996. He served as the Company's Senior Vice President of Finance and Administration from April 1996 to October 1996. He also served as a consultant to the Company, advising on financial matters, from January 1995 to May 1995 and from January 1996 to April 1996. Prior to joining the Company, Mr. Chamberlain was the Vice President of Finance and Operations and Chief Financial Officer of ElseWare Corporation, a font technology software developer, from January 1992 to December 1995. Prior to that, Mr. Chamberlain was a partner at KPMG Peat Marwick.

     Paul P. Senio has served as Secretary of the Company since 1989, becoming General Counsel in January 1994. He served as Vice President of the Company from January 1994 to September 1994 and again from December 1995 to the present. He served as the Company's Senior Vice President from September 1994 to December 1995. From 1984 to December 1993, Mr. Senio served as General Counsel for Security Properties Inc., a real estate management company controlled by Paul Pfleger.


     Steven P. Goldman was appointed Vice President, Assistant Secretary and General Counsel of the Company in March 1997. Prior to that he was with AT&T Wireless Services, Inc. (formerly McCaw Cellular Communications, Inc.), a wireless services provider, as regulatory counsel from August 1989 to December 1991, Regional Vice President and General Counsel from January 1992 to March 1994, and Vice President -- Law from March 1994 to January 1997.


     John M. Orehek has served as a director of the Company since January 1993. Mr. Orehek has served as President and Chief Executive Officer of SP Investments Inc., an investment management company, from 1991 to the present. In addition, Mr. Orehek has been a director of IREMCO since 1993. From 1987 to 1991, Mr. Orehek was President of Hallmark Capital Partners, Ltd., a Seattle-based real estate development corporation.

     Scott B. Perper has served as a director of the Company since June 1994. Mr. Perper has been a Senior Vice President of First Union Corporation, a bank holding company, and First Union National Bank of North Carolina since January 1990, and an executive of First Union Capital Partners, the private equity and mezzanine investment arm of First Union Corporation, since February 1989.

     Karl D. Guelich has served as a director of the Company since November 1995 and served as a consultant to the Company from March 1996 to April 1996. Since March 1993, Mr. Guelich has been in private practice as a certified public accountant. From June 1964 to February 1993, Mr. Guelich was employed by Ernst & Young LLP, where he served as the Area Managing Partner for the Pacific Northwest offices headquartered in Seattle from October 1986 to November 1992.

     Marvin C. Moses has served as a director of the Company and a consultant to the Company since May 1996. From August 1995 to January 1996, Mr. Moses was Executive Vice President and Chief Financial Officer of Frontier Corporation and from January 1996 to April 1996 Mr. Moses was Vice Chairman and Chief Financial Officer of Frontier Corporation. He also was Chief Financial Officer and a director of ALC from October 1988 and September 1989, respectively, until its merger with Frontier Corporation in August 1995.

     Daniel M. Dennis has served as a director of the Company since July 1996. Mr. Dennis served in numerous executive positions since joining MCI in 1973, the most recent being president of MCI Large Accounts, a division of MCI, from February 1996 to August 1996. Although Mr. Dennis continues to serve as a consultant to MCI, he has resigned from MCI effective August 1996.

BOARD OF DIRECTORS

     Commencing with the annual meeting of the Company's shareholders held in October 1996, the Company's Board of Directors consists of three classes, each of which is as nearly equal in number as possible.

Class 1 directors have an initial term of one year; Class 2 directors have an initial term of two years; and Class 3 directors have an initial term of three years. Following the initial term, each class has a term of three years. At the annual meeting of the Company's shareholders held in October 1996, Messrs. Guelich and Perper were elected as Class 1 directors, Messrs. Dennis, Moses and Orehek were elected as Class 2 directors and Messrs. Oberlin, Pfleger and Zrno were elected as Class 3 directors. All directors hold office until the annual meeting of shareholders at which their term expires and until their successors have been duly elected and qualified. Directors may be removed only for cause by holders of a majority of the outstanding shares of Common Stock. Officers are elected by, and serve at the discretion of, the Board of Directors.

     The Company has established two standing committees of the Board of
Directors: an Audit Committee and a Compensation Committee. The Audit Committee reviews the functions of the Company's management and independent auditors pertaining to the Company's financial statements and performs such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. The Compensation Committee makes recommendations to the Board of Directors concerning the compensation of the Company's executive officers and directors and administers the Company's Stock Option Plan and the Stock Purchase Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Board of Directors consists of John M. Orehek, Scott B. Perper and Daniel M. Dennis. None of these individuals has served at any time as an officer or employee of the Company.

     From time to time, the Company has engaged in certain transactions with members of the Board of Directors and the Compensation Committee. See "Certain Transactions."

EXECUTIVE COMPENSATION

     The following table shows compensation paid by the Company for services rendered during its fiscal years ended December 31, 1994, 1995 and 1996 to (a) all individuals serving as the Company's Chief Executive Officer during the fiscal year ended December 31, 1996, (b) the four most highly compensated individuals (other than any individual described under item (a) above) who were serving as executive officers of the Company at December 31, 1996 and whose total annual salary and bonus for the fiscal year ended December 31, 1996 exceeded $100,000; and (c) two additional individuals who would have been included under item (b) above but for the fact that the individual was not serving as an executive officer of the Company at December 31, 1996 (collectively, the "Named Executive Officers").

                       SUMMARY ANNUAL COMPENSATION TABLE

                                                                           LONG-TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                         -------------
                                                                          SECURITIES
                                      YEAR ENDED                          UNDERLYING        ALL OTHER
     NAME AND PRINCIPAL POSITION      DECEMBER 31    SALARY     BONUS    OPTIONS(#)(1)   COMPENSATION(2)
  ----------------------------------  -----------   --------   -------   -------------   ---------------
  William H. Oberlin(3).............      1996      $182,531   $    --     1,214,724        $   6,343
    President and Chief
    Executive Officer

  Ashok Rao(4)......................      1996       142,143        --            --          154,886
    President and Chief                   1995       292,500        --         3,000            7,830
    Executive Officer                     1994       300,000        --       278,775            3,762

  Robert N. Nitschke(5).............      1996       147,270        --        25,000           17,218
    Executive Vice President,             1995        33,987        --        50,000              128
    Operations

  Robert J. Chamberlain(6)..........      1996        84,344        --        75,000           37,379
    Executive Vice President, Chief
    Financial Officer, Treasurer and
    Asst. Secretary

  Jay T. Caldwell(7)................      1996        98,781    81,612            --            3,157
    Senior Vice President,                1995        97,500        --        15,750            3,207
    Revenue Management                    1994       100,000        --         5,478           17,289

  Eric G. Peterson(8)...............      1996       118,036        --            --           13,959
    Executive Vice President              1995       117,000        --         1,000            4,105
    and Treasurer                         1994       118,667        --         1,663            4,521

---------------
(1) The 1994 amounts include immediately exercisable options granted in March 1995 in lieu of cash bonuses for 1994 to Messrs. Rao, Caldwell and Peterson of 18,375, 1,663 and 1,103 shares of Common Stock, respectively. These options are exercisable at $2.29 per share and expire on the tenth anniversary of the date of grant.

(2) Unless otherwise noted, amounts included under other compensation are for payments under the Company's 401(k) Plan and payments for term life insurance premiums.

(3) Mr. Oberlin joined the Company in May 1996 and was paid during 1996 at an annual rate of $300,000.

(4) Mr. Rao resigned as an officer of the Company in April 1996. Included in other compensation for 1996 are severance payments of $151,015.

(5) Included in other compensation for 1996 is a reimbursement of $13,643 for relocation and moving expenses.

(6) Mr. Chamberlain joined the Company in April 1996 and was paid during 1996 at an annual rate of $120,000. Included in other compensation for 1996 are consulting payments of $34,896.


(7) Mr. Caldwell resigned as an officer of the Company in April 1997. Included in other compensation for 1994 is a reimbursement of $15,000 for relocation and moving expenses.


(8) Mr. Peterson resigned as an officer of the Company in May 1996. Included in other compensation for 1996 are severance payments of $10,000.

STOCK OPTION GRANTS

     The following table sets forth further information regarding grants of options to purchase Common Stock made by the Company pursuant to the Company's Stock Option Plan during the fiscal year ended December 31, 1996 to each of the Named Executive Officers.

                             OPTION GRANTS IN 1996

                                        PERCENT                                                POTENTIAL REALIZABLE VALUE
                         NUMBER OF      OF TOTAL                                               AT ASSUMED ANNUAL RATES OF
                        SECURITIES      OPTIONS     EXERCISE      MARKET                        STOCK PRICE APPRECIATION
                        UNDERLYING     GRANTED TO   PRICE PER    PRICE ON                          FOR OPTION TERM(4)
                          OPTIONS      EMPLOYEES      SHARE       DATE OF     EXPIRATION   -----------------------------------
        NAME           GRANTED(#)(1)    IN 1996     ($/SH)(2)   GRANT($)(3)      DATE       0%($)       5%($)        10%($)
---------------------  -------------   ----------   ---------   -----------   ----------   --------   ----------   -----------
William H. Oberlin...    1,214,724        36.92%     $  8.00      $  8.00      05/25/06    $     --   $6,111,467   $15,487,658
Jay T. Caldwell......           --           --      $    --      $    --            --    $     --   $       --   $        --
Robert J.
  Chamberlain........        5,000         0.15%     $  7.00      $  8.00      04/23/06    $  5,000   $   30,156   $    68,750
                            70,000         2.13%     $  8.00      $ 14.25      06/07/06    $437,500   $1,064,822   $ 2,027,258
Robert L. Nitschke...       25,000         0.76%     $ 12.00      $ 12.00      10/29/06    $     --   $  188,668   $   478,123

---------------
(1) Generally under the Company's Stock Option Plan, twenty percent of the options vest for each full year that the optionee renders services to the Company after the date of grant. The option for the purchase of 5,000 shares granted to Mr. Chamberlain was fully vested at the time of grant. The vesting of options may be accelerated at the discretion of the administrator of the Stock Option Plan.

(2) The exercise price may be paid by delivery of already owned shares, subject to certain conditions.

(3) The fair market value of the underlying Common Stock on the date of grant is determined by the Board of Directors in accordance with the terms of the Company's Stock Option Plan.

(4) Potential realizable value is based on the assumption that the fair market value of the Common Stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the option term. Disclosure of these assumed rates of appreciation are mandated by the rules of the Commission and do not represent the Company's estimate or projection of future Common Stock prices. The actual value realized may be greater or less than the potential realizable value set forth in the table.

     The following table sets forth certain information as of December 31, 1996 regarding options to purchase Common Stock held as of December 31, 1996 by each of the Named Executive Officers as well as the exercise of such options during the fiscal year ended December 31, 1996. In addition, the following table reports the values for in-the-money options, which values represent the positive spread between the exercise price of such options and the fair market value of the Company's Common Stock as of December 31, 1996.

                        AGGREGATED 1996 YEAR-END OPTIONS

                                                                   NUMBER OF SHARES
                                                                      UNDERLYING                   VALUE OF UNEXERCISED
                                                                UNEXERCISED OPTIONS AT             IN-THE-MONEY OPTIONS
                                 SHARES                          DECEMBER 31, 1996(#)           AT DECEMBER 31, 1996($)(2)
                              ACQUIRED ON       VALUE       ------------------------------   ---------------------------------
                              EXERCISE(#)    REALIZED($)    EXERCISABLE   UNEXERCISABLE(1)    EXERCISABLE      UNEXERCISABLE
                              ------------   ------------   -----------   ----------------   --------------   ----------------
William H. Oberlin...........         --       $     --            --         1,214,724         $     --          $607,362
Ashok Rao(3).................    122,535       $891,151            --                --         $     --          $     --
Robert N. Nitschke...........         --       $     --        10,000            65,000         $     --          $     --
Robert J. Chamberlain........         --       $     --         5,000            70,000         $  7,500          $ 35,000
Jay T. Caldwell..............         --       $     --        19,928            18,800         $ 59,306          $ 18,506
Eric G. Peterson(3)..........     89,163       $965,200         1,000                --         $     --          $     --

---------------
(1) Future ability to exercise is subject to vesting and the optionee remaining employed by the Company.

(2) Calculated on the basis of the closing price of the Company's Common Stock on December 31, 1996 which was $8.50, less the exercise price. There is no guarantee that if and when these options are exercised they will have this value.


(3) Messrs. Rao and Peterson resigned effective April and May 1996, respectively. Mr. Caldwell resigned effective April 1997.


DIRECTOR COMPENSATION

     At the time of the Company's initial public offering on July 6, 1995, the Company's Stock Option Plan provided for the automatic grant of a Nonqualified Option (as defined herein) to purchase 8,750 shares of Common Stock to all non-employee directors of the Company (with certain exclusions that were eliminated as of November 1995) upon their election to the Board of Directors, and an additional option to purchase 4,375 shares of Common Stock each subsequent year, both at a price equal to the fair market value of the Company's Common Stock on the date of grant. Such options vest at a rate of fifty percent (50%) per year and expire ten (10) years after the date of grant. On July 25, 1996, the Board approved an amendment to the Stock Option Plan to revise the provisions relating to automatic grants of options to purchase shares of the Company's Common Stock to all non-employee directors. Pursuant to the Stock Option Plan as amended, non-employee directors are each granted a Nonqualified Option to purchase 50,000 shares of Common Stock upon initial election to the Board of Directors at an exercise price equal to the fair market value of the Common Stock on the date of the grant. Such options vest at a rate of twenty percent (20%) per year and expire ten years after the date of grant. The July 1996 Board action also provided for the grant to each non-employee director then serving on the Board of an option to purchase shares of Common Stock equal to 50,000 minus the number of shares subject to options granted to each non-employee director under the Stock Option Plan prior to its amendment. The vesting schedule of these additional option grants begins on November 9, 1995 with respect to Messrs. Pfleger, Orehek, and Perper and on the date of election to the Board for all other non-employee directors at a rate of twenty percent (20%) per year. These options were granted subject to approval by shareholders of an increase in shares available for purchase under the Stock Option Plan, which approval was obtained at the annual meeting of the Company's shareholders held in October 1996.

     On March 15, 1996, the Company entered into a consulting agreement with Karl D. Guelich whereby Mr. Guelich assisted the Company with respect to financial matters. The consulting agreement provided for monthly compensation of $20,000. The consulting agreement terminated effective April 30, 1996. Mr. Guelich was paid a total of $35,000 pursuant to this agreement.


     Effective May 1996, the Company entered into consulting agreements with Marvin C. Moses and John M. Zrno pursuant to which Messrs. Moses and Zrno (collectively, the "Consultants") have each agreed to provide consulting services to the Company with respect to (a) identifying and assisting in the negotiation and closing of new business acquisitions, (b) establishing investor and other strategic relations, and (c) advising the Company's Board of Directors on critical strategic financial matters. Under the consulting agreements, the Consultants are to make themselves reasonably available to the Company's Board of Directors and are to devote approximately twenty-five percent (25%) of their time and efforts to the Company's affairs. Pursuant to the consulting agreements, the Company is required to pay each of the Consultants a retainer of $8,333 per month. In addition, in connection with the consulting agreements, the Company has granted to each of these individuals options for the purchase of 253,681 shares of Common Stock pursuant to and in accordance with the Stock Option Plan. The options vest ratably over a five-year period, with the first twenty percent (20%) installment vesting in May 1997, and are exercisable for $8.00 per share. The consulting agreements each terminate after a period of five years beginning on June 1, 1996, unless terminated earlier in accordance with the terms thereof. The Company has the right to terminate the consulting agreements at any time for cause, as defined therein. The Company or either of the Consultants may terminate the consulting agreements, or reduce the time required to be devoted to the Company thereunder, at any time upon 30 days prior written notice, in which case the Consultant's retainer and unvested stock options shall be reduced proportionately.


STOCK OPTION PLAN

     The following summary of the Stock Option Plan is a brief description of the material provisions of the Stock Option Plan and is qualified in its entirety by the full text of the Stock Option Plan.


     Pursuant to the Stock Option Plan, the Company may grant options to purchase shares of Common Stock which qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code") ("Incentive Options") or which do not so qualify ("Nonqualified Options"). The Compensation Committee of the Board of Directors is currently the Plan Administrator for the Stock Option Plan. Incentive Options may be granted to any employee, including employees who are directors, and Nonqualified Options may be granted to such persons as the Plan Administrator shall select, including employees, consultants and directors of the Company. The Plan Administrator determines the terms and conditions of options granted under the Stock Option Plan, including the exercise price, provided that the exercise price for Incentive Options must be equal to or greater than the fair market value of the Common Stock on the date of grant.


     Unless otherwise provided by the Plan Administrator, options granted under the Stock Option Plan vest at a rate of twenty percent (20%) after the first year and thereafter at twenty percent (20%) per year over a four-year period so that all options are fully vested after five years. Outstanding options vest, at the discretion of the Plan Administrator, upon the occurrence of the liquidation or dissolution of the Company. Options are exercisable for a period of ten years from the date of grant, except that Incentive Options granted to persons who own more than ten percent of the Common Stock are exercisable only for a period of five years from the date of grant. Options granted under the Stock Option Plan are nontransferable other than by will or the laws of descent and distribution. Notwithstanding a vesting schedule, the Stock Option Plan provides for the immediate vesting of options upon the occurrence of certain events. In general, such events include (i) the purchase by any person of thirty percent (30%) or more of the Common Stock of the Company pursuant to a tender offer or exchange offer made by any person other than the Company, and (ii) the approval by the Company's shareholders of any merger, consolidation, reorganization or other transaction providing for the conversion or exchange of more than fifty percent (50%) of the outstanding shares of Common Stock of the Company. Under certain circumstances, accelerated vesting could have the effect of delaying, deferring or preventing unfriendly offers or other efforts to obtain control of the Company and could thereby deprive the shareholders of opportunities to receive a premium on their Common Stock and could make removal of incumbent management more difficult. On the other hand, accelerated vesting may induce any person seeking control of the Company or business combination with the Company to negotiate on terms acceptable to the

Board of Directors. The Stock Option Plan was recently amended to permit limited transfers of certain options pursuant to newly effective SEC regulations.

     Pursuant to the Company's Stock Option Plan, Nonqualified Options are automatically granted to non-employee directors of the Company, as described in "Director Compensation" above.


     There was an aggregate of 4,108,806 shares of Common Stock reserved for issuance pursuant to the Stock Option Plan at December 31, 1996, subject to adjustment for stock splits and similar changes in the Company's capitalization. At December 31, 1996, options to purchase an aggregate of 3,683,379 shares of Common Stock were outstanding under the Stock Option Plan and a total of 575,437 shares of Common Stock remained available for grant. At December 31, 1996, outstanding options were exercisable at prices ranging from $2.29 to $18.50 per share. Shares subject to options granted under the Stock Option Plan that have lapsed or terminated may again be subject to options granted under the Stock Option Plan.



STOCK PURCHASE PLAN



     In December 1994, the Company established the 1995 Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan became effective upon the successful completion of the Company's initial public offering of common stock. As of December 31, 1997, the Company had reserved up to 256,354 shares of Common Stock under the Stock Purchase Plan for purchase by employees who meet certain eligibility requirements. Eligible employees may contribute up to 10% of their compensation to the Stock Purchase Plan to purchase shares of Common Stock at 95% of their fair market value on the first or the last day of each six-month offering period, as defined in the Stock Purchase Plan. The Stock Purchase Plan establishes a maximum number of shares a participant may purchase during any period. This maximum number of shares is determined by dividing $12,500 by the fair market value of a share of Common Stock on the first day of the offering period. The offering periods generally begin January 1 and July 1, and the first offering period was September 1, 1995 to December 31, 1995. Shares issued under the Stock Purchase Plan are freely tradable in the open market, subject, in the case of affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144.



EMPLOYMENT AGREEMENT



     Effective May 1996, the Company entered into an employment agreement with William H. Oberlin, the Company's President and Chief Executive Officer. The agreement provides for a monthly base salary of $25,000 per month as well as certain other compensation, subject to annual review by the Board of Directors. The agreement requires that, on or before August 30, 1996, the Company's Board of Directors formulate and adopt a bonus plan for the year ending December 31, 1996. However, the parties have instead agreed to permit Mr. Oberlin to add an amount equal to his base salary of $175,000 paid in 1996 to the basis used in 1997 or 1998, as Mr. Oberlin may elect, for purposes of calculating his bonus to be paid in 1998 or 1999, as the case may be. The agreement further provides that for each calendar year starting January 1, 1997, the Board of Directors is to establish a bonus formula structured to pay out one hundred percent of Mr. Oberlin's base salary if the Company meets certain quantitative and qualitative targets set forth in its annual business plan, or a greater or lesser percentage of the base salary in proportion to the amount by which the Company exceeds or falls short of such targets. The Company's Board of Directors has not yet established the quantitative and qualitative measurements upon which the 1997 and 1998 bonuses are to be determined. In connection with entering into the agreement, the Company has granted Mr. Oberlin options to purchase 1,214,724 shares of Common Stock pursuant to the Stock Option Plan. The options vest ratably over a five-year period, with the first twenty percent (20%) installment vesting in May 1997, and are exercisable for $8.00 per share. In the event that Mr. Oberlin's employment is terminated by the Board of Directors "without cause," or if Mr. Oberlin voluntarily resigns within 180 days of a "change of control" of the Company (as such terms are defined in the agreement), Mr. Oberlin is entitled to two years severance. In the event that Mr. Oberlin's employment is terminated by mutual agreement, or if Mr. Oberlin voluntarily resigns under certain limited circumstances, Mr. Oberlin is entitled to 12 months severance. Severance equals the sum of (i) the annualized base salary at the time of termination, and (ii) either the average annual bonuses for the fiscal years preceding termination or, if no bonuses have been established or paid for such period, the annualized base salary at the time of termination. Severance is payable in equal monthly installments, without interest, commencing on the last day of the month of termination. In the event that Mr. Oberlin is entitled to severance, he will continue to receive medical, life, disability and group term life insurance benefits (or the cash equivalent thereof), and options granted to him under the Stock Option Plan will continue to vest, during the applicable severance period as if his employment had not been terminated. In the event of Mr. Oberlin's death, vesting of options otherwise vesting over the two-year period following his death will be accelerated. The agreement also contains a non-interference provision pursuant to which Mr. Oberlin has agreed, for a period of six months after the termination of his employment, to preserve the confidentiality of the Company's customer list, to refrain from actively soliciting the Company's customers existing at the date of termination and to refrain from soliciting or hiring the Company's executive or management level employees.

                            SELLING SECURITYHOLDERS

     The following table sets forth the name of each Selling Securityholder, the aggregate number of shares of Common Stock beneficially owned by each Selling Securityholder as of the date hereof and the aggregate number of shares of Common Stock that each Selling Securityholder may offer and sell pursuant to this Prospectus. Because the Selling Securityholders may sell all or a portion of the Securities at any time and from time to time after the date hereof, no estimate can be made of the number of shares of Common Stock that each Selling Securityholder may retain upon completion of the offering pursuant to this Prospectus. Information concerning the Selling Securityholders may change from time to time and, to the extent required, will be set forth in an accompanying Prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part. To the Company's knowledge, none of the Selling Securityholders has, or has had within the last three years, any material relationship with the Company except as set forth in "Certain Transactions." The following table and the disclosure concerning material relationships between the Selling Securityholders and the Company in "Certain Transactions" is based upon information furnished to the Company by or on behalf of the Selling Securityholders.


                                               SHARES BENEFICIALLY OWNED       SHARES TO BE OFFERED FOR THE
       NAME OF SELLING SECURITYHOLDER           PRIOR TO THIS OFFERING       SELLING SECURITYHOLDERS' ACCOUNT
---------------------------------------------  -------------------------     --------------------------------
Richard and Patricia Stroup..................            113,750                           113,750
Steven Tomsic................................             23,925(1)                         23,625
Interbank Investments, LLC(2)................             35,875                            35,875
Fidelity Communications Corporation..........             31,415                            31,415
Robert Brody.................................             70,113                            70,113
Arlene Brody.................................             12,372                            12,372
Claude Bernstein.............................             27,494                            27,494
Melody Bernstein.............................             27,494                            27,494
David Wiegand................................            603,250(3)                        453,250
Theodore Berns...............................             50,000                            50,000
Donald Dean..................................             50,000                            50,000
WorldCom, Inc................................             50,000                            50,000
First Union Corporation......................            640,478                           640,478
The Robinson-Humphrey Company, Inc...........              7,641                             7,641
Richard John.................................             81,693                            81,693
                                                       ---------                         ---------
          TOTAL..............................          1,825,500                         1,675,200
                                                       =========                         =========


---------------
(1) Includes 23,625 shares subject to a fully vested warrant as well as 300 shares acquired by the Selling Securityholder in open market transactions which are not being offered for the Selling Securityholder's account pursuant to this Prospectus.

(2) Represents shares subject to fully vested warrants.

(3) Includes 150,000 shares subject to a fully vested stock option which are not being offered for the Selling Securityholder's account pursuant to this Prospectus.

                               PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding beneficial ownership of Midcom's Common Stock, as of December 31, 1996, with respect to (i) each shareholder known by Midcom to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) each director of Midcom,
(iii) each Named Executive Officer and (iv) all directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                                                                         PERCENT OF
                                                              AMOUNT AND NATURE OF       OUTSTANDING
                      NAME AND ADDRESS                        BENEFICIAL OWNERSHIP        SHARES(1)
------------------------------------------------------------  --------------------       -----------
Black Creek Limited Partnership(2)..........................        5,703,657                26.3%
(Paul Pfleger)
  1201 Third Avenue
  Suite 5400
  Seattle, WA 98101
US Online Communications L.L.C.(3)..........................        1,666,667                10.4
  1201 Third Avenue
  Suite 5400
  Seattle, WA 98101
Ashok Rao...................................................          846,723(4)              5.3
  5456 E. Mercer Way
  Mercer Island, WA 98040
John M. Zrno................................................           28,393(5)                *
Marvin C. Moses.............................................           17,746(6)                *
Daniel M. Dennis............................................                0                   *
John M. Orehek(7)...........................................        2,178,839                12.0
Scott B. Perper(8)..........................................           21,750                   *
Karl D. Guelich.............................................            7,600(9)                *
William H. Oberlin..........................................          188,110(10)             1.2
Robert L. Nitschke..........................................           10,000(11)               *
Robert J. Chamberlain.......................................            5,000(12)               *
Jay T. Caldwell.............................................           26,085(13)               *
Eric G. Peterson............................................            1,000(14)               *
All Executive Officers and Directors as a Group (12
  persons)..................................................        6,544,494(15)            40.0%

---------------
  *  Less than 1%

 (1) This table is based upon information supplied by directors, officers and principal shareholders. Percentage of ownership is based on 15,954,917 shares of Common Stock outstanding as of December 31, 1996. Beneficial ownership is determined in accordance with the Rules of the Commission, and includes voting and investment power with respect to the shares. Shares of Common Stock subject to options which are currently exercisable or exercisable within 60 days of December 31, 1996, as well as shares of Common Stock issuable upon conversion of the Notes, are deemed outstanding when computing the percentage ownership of the person holding such options or Notes, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.


 (2) Paul Pfleger, the Vice Chairman of the Company's Board of Directors, has sole voting and investment power with respect to 3,993,297 shares by virtue of being the President and sole director of the corporate general partner of this limited partnership. Mr. Pfleger shares voting and investment power with respect to 1,666,667 shares of Common Stock owned by US Online Communications L.L.C. See footnote (3) below. Includes 11,750 shares of Common Stock subject to options exercisable within

      60 days of December 31, 1996 and 31,943 shares of Common Stock issuable upon conversion of $450,000 aggregate principal of Notes.

 (3) Mr. Pfleger and Mr. Orehek are managers of US Online Communications L.L.C. (formerly Communications Access L.L.C.) and share voting and investment power over the shares held by this entity.

 (4) Does not include 38,637 shares of Common Stock held in trusts for the benefit of the children, two nieces and a nephew of Mr. Rao and one unrelated person, as to which Mr. Rao disclaims beneficial ownership. All shares owned by Mr. Rao or the trusts will be repurchased by the Company in connection with Mr. Rao's resignation as President, Chief Executive Officer and Director of the Company. See "Certain Transactions."

 (5) Represents 28,393 shares of Common Stock issuable upon conversion of $400,000 aggregate principal amount of Notes.

 (6) Represents 17,746 shares of Common Stock issuable upon conversion of $250,000 aggregate principal amount of Notes.

 (7) Mr. Orehek has sole voting and investment power with respect to 482,676 shares of Common Stock owned by Madrona Ridge Limited Partnership by virtue of being the President and sole director of the corporate general partner of this limited partnership. In addition, Mr. Orehek shares voting and investment power with respect to 1,666,667 shares of Common Stock held by US Online Communications L.L.C. See footnote (3) above. Includes 11,750 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996 and 17,746 shares of Common Stock issuable upon conversion of $250,000 aggregate principal amount of Notes.

 (8) Scott B. Perper is an officer of First Union Corporation. Does not include 640,484 shares of Common Stock held by First Union Corporation, as to which Mr. Perper disclaims beneficial ownership. Includes 11,750 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996.

 (9) Includes 7,375 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996.

(10) Represents 188,110 shares of Common Stock issuable upon conversion of $2,650,000 aggregate principal amount of Notes.

(11) Represents 10,000 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996.

(12) Represents 5,000 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996.

(13) Includes 26,053 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996.

(14) Represents 1,000 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996.

(15) Includes 107,603 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996 and 283,938 shares of Common Stock issuable upon conversion of $4,000,000 aggregate principal amount of Notes.

                              CERTAIN TRANSACTIONS

Relationships between the Company and the Selling Securityholders

     In December 1994, the Company acquired all of the outstanding shares of stock of PacNet, Inc. in consideration for cash and 130,000 shares of Common Stock (113,750 shares after giving effect to the Company's reverse stock split in April 1995) valued at $11.43 per share which were issued to Richard and Patricia Stroup. The Company has committed to register these shares under the Securities Act under certain circumstances. See "Description of Capital
Stock -- Registration Rights". In connection with the acquisition, the Company entered into an employment agreement with Mr. Stroup pursuant to which the Company granted to Mr. Stroup an option for the purchase of 60,000 shares of Common Stock (54,750 shares after giving effect to the Company's reverse stock split in April 1995) at an exercise price of $5.71 per share. Mr. Stroup has exercised the option in full and has sold the shares issued upon such exercise. From December 1994 to July 15, 1995, Mr. Stroup served as the President and General Manager of PacNet. From July 15, 1995 to January 1996, he served as the Company's Senior Vice President of Network Operation. Patricia Stroup served as the Controller of PacNet, Inc. from December 1994 until July 30, 1995 and as the Company's Manager of Provisioning and Customer Service from July 30, 1995 until September 1995.

     In connection with the Company's acquisition of a portion of the customer base of Telnet Communications Inc. in March 1993, each of Steven Tomsic, Kevin Narans and Darren Narans entered into a non-compete agreement with the Company in consideration for a promissory note and cash payments with the right to receive shares of Common Stock in lieu of such cash payments. In April 1995, the non-compete agreements were amended and the Company issued to each of Steven Tomsic, Kevin Narans and Darren Narans an amended promissory note and a warrant to purchase up to 23,625, 23,625 and 12,250 shares of Common Stock, respectively (an aggregate of up to 59,500 shares of Common Stock) at an exercise price of $7.44 per share, which price is subject to adjustment to prevent dilution. Each of the amended promissory notes is due March 28, 1999, provided that the holder thereof has the right to demand payment of up to 25% of the face value thereof in any 30 day period and to demand payment in full in the event of a default by the Company or the exercise in full of the warrant granted thereto. Interest on each of the amended promissory notes is 2% over a defined prime rate and is payable monthly. Each of the warrants is fully exercisable and expires on March 28, 1999. The Company has committed to register the shares of Common Stock issuable upon exercise of the warrants (but not the warrants) under the Securities Act under certain circumstances. See "Description of Capital
Stock -- Registration Rights." As of December 31, 1996, there was an aggregate of approximately $680,000 outstanding under the amended promissory notes and none of the warrants had been exercised. In April 1996, Kevin Narans and Darren Narans transferred their warrants to Interbank Investments LLC, in which each holds a one-third interest.

     In July 1995, the Company purchased the customer base of Communications Services of America, Inc. ("CSA") in exchange for an aggregate of 20,893 shares of Common Stock issued to CSA plus certain additional consideration. These shares were subsequently assigned to Fidelity Communications Corporation, an affiliate of CSA. In January 1997, the Company issued 10,522 additional shares of Common Stock as required under the acquisition documents to compensate for the decrease in the value of the Common Stock since the closing of the acquisition. The Company has committed to register the shares of Common Stock issued in connection with the acquisition under the Securities Act under certain circumstances. See "Description of Capital Stock -- Registration Rights."

     In November, the Company acquired by merger all of the outstanding shares of capital stock of Fairfield County Telephone Corporation ("Fairfield") in exchange for 37,777, 6,666, 14,814 and 14,814 shares (74,071 shares in the aggregate) of Common Stock issued to Robert Brody, Arlene Brody, Claude Bernstein and Melody Bernstein, respectively, who were at that time the shareholders of Fairfield. An additional 24,691 shares were issued in connection with the acquisition and deposited into escrow and are subject to redemption by the Company upon the occurrence of certain events. In January 1997, the Company issued an aggregate of 38,711 additional shares of Common Stock to the foregoing individuals, on a pro rata basis, as required by the acquisition documents to compensate for the decrease in the value of the Common Stock since the closing of the acquisition. The Company has committed to register the shares of Common Stock issued in connection with the acquisition under the Securities Act under certain circumstances. See "Description of Capital Stock -- Registration Rights."

     Robert Brody and Claude Bernstein own 60% and 40%, respectively, of Fairtel Inc. ("Fairtel"). Fairtel is a distributor for Midcom and receives commissions for its sales of Midcom's long distance services.

     In September 1995, the Company acquired by merger all of the outstanding capital stock of Adval, Inc. ("Adval") in exchange for 90,000, 90,000 and 45,000 shares (225,000 shares in the aggregate) of Common Stock issued to Theodore Berns, Donald Dean and WorldCom, Inc., respectively, who were at the time the shareholders of Adval. An additional 25,000 shares were issued in connection with the acquisition and deposited into escrow and were subsequently released to each of the foregoing shareholders on a pro rata basis. Both Theodore Berns and Donald Dean have subsequently sold 50,000 shares of the Common Stock they acquired in connection with the Company's acquisition of Adval. The Company has committed to register the shares of Common Stock issued in connection with the acquisition under the Securities Act under certain circumstances. See "Description of Capital Stock -- Registration Rights."

     Donald Dean served as the Executive Vice President of Adval from September 1995 until May 1996.

     The Company has entered into a carrier supply agreement with WorldCom pursuant to which WorldCom supplies the Company certain long distance telecommunications services.

     In December 1995, Midcom acquired Adnet through a merger pursuant to which Adnet was merged with and into Midcom and all of the outstanding shares of Adnet stock were converted into 453,250 shares of Common Stock issued in the name of David Wiegand. The Company has committed to register these shares under the Securities Act under certain circumstances. See "Description of Capital
Stock -- Registration Rights." In addition, Mr. Wiegand served as a vice president of the Company in charge of the continuing operations of Adnet from the date of the merger until his resignation in October 1996. In August 1996, David and Maria Wiegand filed a complaint against the Company, the Company's former President and Chief Executive Officer, and certain other defendants, alleging claims arising in connection with the merger. In December 1996, the Wiegands and the Company entered into a Settlement Agreement and Release with respect to this lawsuit. In connection with the Settlement Agreement and Release, the Company, among other things, entered into a consulting agreement with David Wiegand and granted to Mr. Wiegand a fully vested stock option for the purchase of 150,000 shares of Common Stock at an exercise price of $10.00 per share. See "Business -- Legal Proceedings -- Adnet Lawsuit."

     In June 1994, the Company entered into a Senior Subordinated Note and Warrant Agreement with, and completed the sale of $14.8 million principal amount of senior subordinated notes (the "Subordinated Notes") to, First Union Corporation ("First Union"). Following the sale of the Subordinated Notes, Scott
B. Perper, a Senior Vice President of First Union, was appointed to serve as a director on the Company's Board of Directors, and he continues to serve in that capacity. The Company paid First Union a loan initiation fee of $375,000 in connection with the issuance of the Subordinated Notes. During 1995, the Company paid interest on the Subordinated Notes to First Union in the amount of $782,575. The Company prepaid the Subordinated Notes in full with the proceeds of its initial public offering.

     In connection with the issuance of the Subordinated Notes, the Company also issued warrants to First Union to purchase up to 640,484 shares of Common Stock at an exercise price of $.0001 per share. In July 1995, First Union exercised these warrants for a total of 640,484 shares of Common Stock. The Company has committed to register the public offer and sale of these shares under the Securities Act under certain circumstances. See "Description of Capital
Stock -- Registration Rights." First Union has certain preemptive rights to purchase additional shares of Common Stock offered by the Company, subject to a number of exceptions. In addition, First Union has certain rights to information concerning the Company until the shares of Common Stock held by it constitute less than one percent of the outstanding Common Stock.

     In August 1994, the Company entered into a revolving credit agreement with First Union National Bank of North Carolina ("First Union Bank"), a subsidiary of First Union, providing for a line of credit of up to $25.0 million, for which First Union Bank received a commitment fee of $43,750. In March 1995, this facility was amended to increase the maximum amount of borrowings by $4.0 million to a total of $29.0 million, for which First Union Bank was paid an additional commitment fee of $80,000. Mr. Perper, a director of the Company, is also a Senior Vice President of First Union Bank. During 1995, the Company paid interest of $2,021,055 to First Union Bank in connection with this revolving credit facility. The revolving credit facility was paid in full and terminated on November 8, 1995.

     The Company engaged The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey") as placement agent in connection with the issuance of the Subordinated Notes, in consideration for a cash fee of $444,000 and a warrant to purchase up to 20,177 shares of Common Stock at an exercise price of $.0001 per share. In July 1995, the warrant was amended to entitle Robinson-Humphrey to purchase up to 7,641 shares at an exercise price of $.0001 per share, and Robinson-Humphrey exercised the warrant for a total of 7,641 shares of Common Stock. The Company has committed to register these shares under the Securities Act under certain circumstances. See "Description of Capital
Stock -- Registration Rights." Robinson-Humphrey has certain preemptive rights to purchase additional shares of Common Stock offered by the Company, subject to a number of exceptions.

     In November 1995, the Company engaged Robinson-Humphrey as placement agent in connection with a proposed issuance of $50,000,000 in senior subordinated debt, in consideration for a cash fee of $150,000. In addition, in 1996 the Company engaged Robinson-Humphrey as financial advisor to the Company in connection with a proposed acquisition of the Company which was not completed. Robinson-Humphrey received no compensation from the Company in connection with this engagement.


     In August 1995, Midcom acquired Cel-Tech through a merger pursuant to which Cel-Tech was merged with and into a wholly-owned subsidiary of Midcom and all of the outstanding shares of Cel-Tech were converted into 141,935 shares of Common Stock issued in the name of Richard Johns. The Company has committed to register these shares under the Securities Act under certain circumstances. See "Description of Capital Stock -- Registration Rights." In addition, Mr. Johns entered into a consulting agreement with the Company providing for payment of a consulting fee of $5,000 per month for a period of five years for part-time services to the Company and Cel-Tech. In April 1996, Mr. Johns filed a complaint against the Company, the Company's former President and Chief Executive Officer, the Company's Vice Chairman and certain other defendants, seeking damages and rescission of the merger. In March 1997, Mr. Johns and the defendants entered into a Settlement Agreement and Release with respect to this lawsuit. In connection with the Settlement Agreement and Release, the Company, among other things, entered into a revised consulting arrangement providing for the immediate payment of the consulting fee discounted to the present value, entered into a revised registration rights agreement, issued an additional 9,457 shares of Common Stock and agreed to issue up to 60,000 shares of Common Stock in the future.


Certain Other Relationships and Related Transactions

     Scott B. Perper, a director of the Company, is a Senior Vice President of First Union as well as a Senior Vice President of First Union Bank. First Union is a Selling Securityholder and both First Union and First Union Bank have been involved in a number of financing transactions with the Company. See "-- Certain Relationships between the Company and the Selling Securityholders."

     In June 1994, the Company issued to Paul Pfleger, Vice Chairman of the Company's Board of Directors, 859,653 shares of Series A Redeemable Preferred Stock in consideration of (i) the contribution to the Company by Mr. Pfleger of two notes payable by the Company to Mr. Pfleger, net of a receivable for the benefit of the Company from Mr. Pfleger in the amount of $1,233,846 and (ii) the assumption by Mr. Pfleger of a note payable by the Company by December 31, 2002 to Mr. McCaugherty in the amount of $4,864,795 which included accrued interest at the rate of 12% per annum. The two notes payable by the Company which were contributed by Mr. Pfleger were for an aggregate of $6,865,578, including accrued interest. The Company's receivable from Mr. Pfleger arose from his assignment to the Company earlier in 1994 of his right to receive payments later in 1994 from a third party, for which the Company paid $1.2 million. Remaining principal and accrued interest under the Company's notes payable to Mr. Pfleger, aggregating $1.9 million, were paid in June 1994, and there were no related party notes outstanding as of December 31, 1994. In July

1995, the Company redeemed all of the shares of Series A Redeemable Preferred Stock held by Mr. Pfleger for $8.6 million.

     Paul Pfleger and Ashok Rao, formerly the Company's Chief Executive Officer, President and a director, own 88% and 12%, respectively, of Quest West, Inc. ("Quest West"), formerly one of two corporate general partners of Quest America LP ("Quest LP"). John Orehek, a director of the Company, was formerly the sole limited partner of Quest LP. Messrs. Pfleger, Rao, and Orehek are directors and Messrs. Rao and Orehek are officers of Quest West. Quest West sold its 84.995% general partnership interest and Orehek sold the 0.005% limited partnership interest in Quest LP in June 1995 to Quest America Management Inc. ("Quest America"), the other corporate general partner of Quest LP, for a total consideration of $838,000 of which $100,000 was paid in cash and the balance represented by a note from Quest America. An option previously granted to the Company by Messrs. Pfleger, Rao and Orehek to purchase their interests in Quest West and Quest LP for a total amount equal to the amount paid to acquire their respective interests was terminated in October 1995 on the basis that there was no current or potential value to the Company to be realized upon exercise of the option. Quest LP received approximately $214,000 in commissions from the Company on 1995 invoices pursuant to a distribution agreement between Quest LP and the Company. All commissions otherwise due to Quest LP for the period November 1995 through September 1996 were applied to the outstanding amounts owed by Quest LP to Midcom for long distance services of approximately $142,000.

     In June 1995, Paul Pfleger and Ashok Rao agreed in writing to indemnify and hold the Company harmless from any costs, expenses or other liabilities incurred by the Company in connection with a claim asserted in June 1995 by an affiliate of the co-general partner of Quest LP that he or an affiliated party is entitled to purchase 3% of the Company's outstanding stock for $1 million. The Company believes that no such right exists and that this claim is without merit.

     In June 1994, the Company entered into an employment agreement with Ashok Rao, then the President, Chief Executive Officer and a director of the Company. In April 1996, Mr. Rao resigned from the Company. The Company and Mr. Rao are currently negotiating a Resignation Agreement and General Release (the "Resignation Agreement") to define the terms of Mr. Rao's resignation from the Company. The terms of the Resignation Agreement are not finalized, but it likely will include payments to Mr. Rao for 24 months, confirmation of non-competition and confidentiality agreements signed by Mr. Rao upon joining the Company and mutual releases of claims. In addition, pursuant to the terms of the Shareholders' Agreement, the Company has called for the repurchase of all of the shares of Common Stock owned by Mr. Rao and by certain trusts established by Mr. Rao (the "Rao Shares"). Because the Company and Mr. Rao have been unable to reach mutual agreement on the purchase price for the Rao Shares, pursuant to the Shareholders' Agreement, the purchase price shall be the fair market value of the Rao Shares as of the date of Mr. Rao's resignation as determined by arbitration. The Company and Mr. Rao are in disagreement as to the effective date of Mr. Rao's resignation and whether a restricted security discount should be applied to the Rao Shares. The purchase price will be payable in 36 equal monthly installments and will bear interest at a rate of 8% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Capital
Stock -- Shareholders' Agreement." Under an agreement between Mr. Rao and Paul Pfleger pursuant to which Mr. Rao purchased the Rao Shares from Mr. Pfleger, Mr. Pfleger is entitled to receive payments aggregating approximately $2.2 million out of proceeds received by Mr. Rao from the sale of the Rao Shares.

     The Company entered into a consulting agreement with Karl D. Guelich, one of the Company's directors, which consulting agreement has terminated. See "Management -- Director Compensation."


     The Company has entered into an employment agreement with William H. Oberlin, the Company's President and Chief Executive Officer and one of its directors. See "Management -- Employment Agreement."


     The Company has entered into consulting agreements with Marvin C. Moses and John M. Zrno, each a director of the Company. See "Management -- Director Compensation."

     On April 4, 1996, the Company entered into an agreement with Tie Communications, Inc. ("Tie"), appointing Tie as an independent distributor for selling the Company's long distance services. Mr. Pfleger and Mr. Orehek together own 95.2% of Tie. Mr. Moses is a director of Tie. Through December 31, 1996, no commissions had been paid to Tie pursuant to this agreement.


     William H. Oberlin, John M. Zrno, Marvin C. Moses, Paul Pfleger and John M. Orehek beneficially own $2,650,000, $400,000, $250,000, $450,000 and $250,000
principal amount of Notes, respectively. Mr. Oberlin is the Company's President and Chief Executive Officer as well as a director of the Company. Mr. Zrno is Chairman of the Company's Board of Directors. Mr. Pfleger is Vice Chairman of the Company's Board of Directors. Messrs. Moses and Orehek are directors of the Company. The foregoing individuals own the Notes on the same terms, and subject to the same conditions, applicable to all other holders of the Notes.

                              DESCRIPTION OF NOTES

     Set forth below is a summary of certain provisions of the Notes. The Notes were issued pursuant to an indenture (the "Indenture") between the Company and IBJ Schroder Bank & Trust Company, as trustee (the "Trustee"). The following summary of the Notes, the Indenture and the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture and the Registration Rights Agreement, including the definitions therein. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"). The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." Capitalized terms used herein without definition have the meanings ascribed to them in the Indenture.

     As used in this Description of Notes, "the Company" refers to MIDCOM Communications Inc., exclusive of its subsidiaries.

GENERAL

     The Notes are unsecured, subordinated, general obligations of the Company, and will mature on August 15, 2003. The Notes bear interest from the date of issuance, or from the most recent date to which interest has been paid or provided for, at the rate stated on the cover page hereof, payable in arrears on February 15 and August 15 of each year commencing on February 15, 1997, to holders of record on the immediately preceding February 1 and August 1. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal, premium, if any, interest and Liquidated Damages, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within The City of New York or, at the option of the Company, payment of interest and Liquidated Damages, if any, may be made by check mailed to the holders of the Notes named in the register of holders (the "Register") maintained by the Trustee (such holders referred to herein as the "Holders") at their respective addresses set forth in the Register; provided that all payments with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose.

     The Notes have been issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

     The Indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness or issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of the Notes in the event of a highly leveraged transaction or a change in control of the Company except to the extent described under "-- Repurchase of Notes at the Option of Holders Upon a Change of Control."

CONVERSION RIGHTS

     The Holder of any Note has the right to convert such Note, or any portion thereof which is an integral multiple of $1,000, into shares of Common Stock of the Company at any time prior to maturity (unless earlier redeemed or repurchased), initially at the conversion price stated on the cover page hereof (which is equivalent to a conversion rate of 70.985 shares per $1,000 principal amount of Notes), subject to adjustment as described below (the "Conversion Price"). The right to convert Notes called for redemption will terminate at the close of business on the Business Day immediately preceding the Redemption Date (as defined below) (unless the Company defaults in making the payments due upon redemption, in which case the conversion right shall not terminate until the close of business on the date such default is cured and such Notes are redeemed). A Note for which a Holder has delivered a notice exercising the option of such Holder to require the Company to repurchase such Note may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by such Holder to the Company (or an agent designated by the Company for such purpose) prior to the close of business on the Repurchase Date (as defined below) in accordance with the terms of the Indenture. The Notes are convertible at the offices or agencies of the Company maintained for such purposes in The City of New York.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision, combination or reclassification of the outstanding Common Stock; (iii) the issuance to all or substantially all holders of Common Stock of rights, warrants or options to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined in the Indenture; (iv) the distribution of shares of Capital Stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends payable exclusively in cash) to all or substantially all holders of Common Stock; (v) the distribution to all or substantially all of the holders of Common Stock of rights or warrants to subscribe for Capital Stock (other than Common Stock) at a price per share less than the then current market price per share of such Capital Stock; (vi) the issuance of Common Stock for a price per share less than the current market price per share (determined as set forth below) on the date the Company fixes the offering price of such additional shares (other than issuances of Common Stock under certain employee benefit plans of the Company and certain other issuances described in the Indenture);
(vii) the distribution, by dividend or otherwise, of cash (excluding any cash portion of a distribution resulting in an adjustment pursuant to clause (iv) above) to all holders of Common Stock in an aggregate amount that, combined together with (A) all other distributions of cash that did not trigger a Conversion Price adjustment to all holders of Common Stock within the 12 months preceding the date fixed for determining the shareholders entitled to such distribution plus (B) any cash and the fair market value of consideration that did not trigger a Conversion Price adjustment payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock (as described in clause (viii) below) consummated within the 12 months preceding the date fixed for determining the shareholders entitled to such distribution, exceeds 15% of the product of the current market price per share (determined as set forth below) on the date fixed for the determination of shareholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; and (viii) the completion of a tender offer made by the Company or any of its subsidiaries for Common Stock involving an aggregate consideration that, together with (A) any cash and the fair market value of any consideration that did not trigger a Conversion Price adjustment paid or payable in respect of any previous tender offer by the Company or its subsidiary for Common Stock consummated with the 12 months preceding the consummation of such tender offer plus (B) the aggregate amount of any distribution of cash that did not trigger a Conversion Price adjustment (as described in clause (vii) above) to all holders of Common Stock within the 12 months preceding the consummation of such tender offer, exceeds 15% of the product of the current market price per share (determined as set forth below) immediately prior to the expiration of such offer times the number of shares of Common Stock outstanding at the expiration of such offer. In the event of a distribution to all or substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's Capital Stock (other than those referred to in clause (iii) above), the Company may, instead of making an adjustment in the Conversion Price, make proper provisions so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     If any Note is converted between the Record Date for the payment of interest and the next succeeding Interest Payment Date, such Note must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted (unless such Note shall have been called for redemption, in which case no such payment shall be required), and the interest on the principal amount of the Note being converted will be paid on such next succeeding Interest Payment Date to the registered holder of such Note on the immediately preceding Record Date, except as provided in the Indenture. A Note converted on an Interest Payment Date need not be accompanied by any payment, and the interest on the principal amount of the Note being converted will be paid on such Interest Payment Date to the registered holder of such Note on the immediately preceding Record Date. Subject to the aforesaid right of the registered holder to receive interest, no payment or adjustment will be made on conversion for interest accrued on the converted Note or for dividends on the Common Stock issued on conversion. Fractional shares of Common Stock shall not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock on the first business day prior to the day of conversion, as provided in the Indenture.

     In the Indenture, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices for the shorter of (i) 30 consecutive Business Days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

     In case of any consolidation or merger of the Company with or into any other corporation, or in the case of any consolidation or merger of another corporation into the Company in which the Company is the surviving corporation, involving in either case a reclassification, conversion, exchange or cancellation of shares of Common Stock, or any sale or transfer of all or substantially all of the assets of the Company, the Holder of each Note shall, after such consolidation, merger, sale or transfer, have the right to convert such Note into the kind and amount of securities or other property, which may include cash, which such Holder would have been entitled to receive upon such consolidation, merger, sale or transfer if such Holder had held the Common Stock issuable upon the conversion of such Note immediately prior to the effective date of such consolidation, merger, sale or transfer.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the Company's option prior to August 15, 2001. Thereafter, the Notes are subject to redemption at the option of the Company, in whole or in part (in any integral multiple of $1,000), upon not less than 30 nor more than 60 days' notice, at the following redemption prices (expressed as percentages of principal amount), if redeemed during the 12-month period beginning on August 15 of the years indicated:

                                       YEAR                                 PERCENTAGE
        ------------------------------------------------------------------  ----------
        2001..............................................................    101.179%
        2002 and thereafter...............................................    100.000

in each case together with accrued but unpaid interest and Liquidated Damages, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange or national market system, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 principal amount or less shall be redeemed in part. Notice of any redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption, to the Holder of each Note to be redeemed to such Holder's last address as then shown upon the registry books of the Registrar. The notice of redemption must state the Redemption Date, the Redemption Price and the amount of accrued interest to be paid. Any notice that relates to a Note to be redeemed in part only must state the portion of the principal amount equal to the unredeemed portion thereof and must state that on and after the Redemption Date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued. On and after the Redemption Date, interest will cease to accrue on the Notes or portion thereof called for redemption, unless the Company defaults in its obligations with respect thereto.

     The Notes will not have the benefit of any sinking fund.

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     The Indenture provides that in the event that a Change of Control (as defined below) has occurred, each Holder will have the right, at such Holder's option, pursuant to an irrevocable and unconditional offer by the Company (the "Repurchase Offer"), to require the Company to repurchase all or any part of such Holder's Notes (provided, that the principal amount of such Notes must be $1,000 or an integral multiple thereof) on the date (the "Repurchase Date") that is no later than 60 days after the occurrence of such Change of Control at a cash price equal to 101% of the principal amount thereof, together with accrued and unpaid interest and Liquidated Damages, if any, to the Repurchase Date (the "Repurchase Price"). The Repurchase Offer shall be made within 30 days following a Change of Control and shall remain open for a period specified by the Company but not less than 20 Business Days following its commencement (the "Repurchase Offer Period"). Upon expiration of the Repurchase Offer Period, the Company shall purchase all Notes tendered in response to the Repurchase Offer in the manner described below. If required by applicable law, the Repurchase Date and the Repurchase Offer Period may be extended to the extent required; however, if so extended, it shall nevertheless constitute an Event of Default if the Repurchase Date does not occur within 90 days of the Change of Control.

     The Indenture provides that a "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than a Permitted Holder, is or becomes the "beneficial owner," directly or indirectly, of shares representing more than 50% of the combined total voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other person or conveys, transfers or leases, whether directly or indirectly, all or substantially all of its assets to any person, or any other person merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is changed or exchanged as a result, unless the shareholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion inter se as their ownership of the Voting Stock immediately before such transaction, (iii) at any time the Continuing Directors (as defined below) do not constitute the majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company), or (iv) the Common Stock of the Company (or other common stock into which the Notes are then convertible) is neither listed for trading on a United States national securities exchange or approved for trading on an established automatic over-the-counter trading market in the United States. "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of the Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of the Board of Directors at the time of such nomination or election.

     On or before the Repurchase Date, the Company will (i) accept for payment Notes or portions thereof properly tendered pursuant to the Repurchase Offer,
(ii) deposit with the Paying Agent cash sufficient to pay the Repurchase Price of all Notes so tendered and (iii) deliver to the Trustee Notes so accepted, together with an Officers' Certificate listing the Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to the Holders of Notes so accepted payment in an amount equal to the Repurchase Price (together with accrued and unpaid interest), and the Trustee will promptly authenticate and mail or deliver to such Holders a new Note or Notes equal in principal amount to any unpurchased portion of the

Notes surrendered. Any Notes not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Repurchase Offer on or as soon as practicable after the Repurchase Date.

     The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. In addition, no assurances can be given that the Company will be able to acquire the Notes tendered upon the occurrence of a Change of Control.

     For purposes of the definition of Change of Control, (i) the terms "person" and "group" shall have the meaning used for purposes of Rules 13d-3 and 13d-5 of the Exchange Act as in effect on the Issuance Date, whether or not applicable; and (ii) the term "beneficial owner" shall have the meaning used in Rules 13d-3 and 13d-5 under the Exchange Act as in effect on the Issuance Date, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time or upon the occurrence of certain events.

     The Change of Control purchase feature of the Notes may make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Change of Control purchase feature resulted from negotiations between the Company and the Initial Purchasers.

     The provisions of the Indenture relating to a Change of Control may not afford the Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect Holders, if such transaction does not constitute a Change of Control, as set forth above. In addition, the Company may not have sufficient financial resources available to fulfill its obligation to repurchase the Notes upon a Change of Control or to repurchase other debt securities of the Company or its Subsidiaries providing similar rights to the holders thereof.

     To the extent applicable and if required by law, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to any offer by the Company to purchase the Notes at the option of Holders upon a Change in Control.

     The right to require the Company to repurchase Notes as a result of the occurrence of a Change of Control could create an event of default under Senior Indebtedness as a result of which any repurchase could, absent a waiver, be blocked by the subordination provision of the Notes. See "-- Subordination." Failure of the Company to repurchase the Notes when required would result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions.

SUBORDINATION

     The payment of principal, premium, if any, interest and Liquidated Damages, if any, on the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to the creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or other similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of the Senior Indebtedness will be entitled to receive payment in full of all obligations in respect of such Senior Indebtedness before the Holders will be entitled to receive any payment with respect to the Notes.

     In the event of any acceleration of the Notes because of an Event of Default, the holders of any Senior Indebtedness then outstanding would be entitled to payment in full of all obligations in respect of such Senior Indebtedness before the Holders are entitled to receive any payment or distribution in respect of the Notes. The Indenture further requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

     The Company also may not make any payment upon or in respect of the Notes if (i) a default in the payment of the principal of, premium, if any, interest, rent or other Obligations in respect of Designated Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received. No new period of payment blockage may be commenced unless and until (i) 365 days shall have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis of a subsequent Payment Blockage Notice.

     By reason of the subordination provisions described above, in the event of the Company's liquidation or insolvency, holders of Senior Indebtedness may receive more, ratably, and Holders of the Notes may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrences of any Event of Default under the Indenture.

     The Notes are obligations exclusively of the Company. Since certain operations of the Company are conducted through its Subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its Subsidiaries may be subject to statutory or contractual restrictions, are dependent upon the earnings of those Subsidiaries and are subject to various business considerations.

     Any right of the Company to receive assets of any of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

     As of December 31, 1996, the Company had approximately $15.8 million of indebtedness outstanding that would have constituted Senior Indebtedness (excluding liabilities of a type not required to be reflected as a liability on the balance sheet of the Company in accordance with GAAP) and approximately $3.5 million of indebtedness outstanding and other obligations of Subsidiaries of the Company (excluding intercompany liabilities and liabilities of a type not required to be reflected as a liability on the balance sheet of such Subsidiaries in accordance with GAAP) as to which the Notes would have been structurally subordinated. The Indenture does not limit the amount of additional indebtedness, including Senior Indebtedness, which the Company is permitted to create, incur, assume or guarantee, nor does the Indenture limit the amount of indebtedness and other liabilities which any Subsidiary is permitted to create, incur, assume or guarantee.

     In the event that, notwithstanding the foregoing, the Trustee or any Holder receives any payment or distribution of assets of the Company of any kind in contravention of any of the terms of the Indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the Notes before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness, and will be immediately paid over or delivered to the holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of Senior Indebtedness.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on, or Liquidated Damages with respect to, the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply with the provisions described under the caption "-- Repurchase of Notes at the Option of Holders Upon a Change of Control"; (iv) failure by the Company for 60 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, is an amount which, in the aggregate, is equal to or greater than $10 million; (vi) failure by the Company or any of its Subsidiaries to pay final judgments in an amount which, in the aggregate, exceeds $10 million and which judgments are not paid, discharged, bonded or stayed within 60 days after their entry; and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of all Holders waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

LIMITATION ON MERGER, SALE OR CONSOLIDATION

     The Indenture provides that the Company may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation, Person or entity formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the

Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; and (iii) immediately after such transaction no Default or Event of Default exists.

REPORTS

     The Indenture provides that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, an audit report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing). In addition, the Company has agreed to furnish to the Holders or beneficial holders of the Notes or the underlying Common Stock and prospective purchasers of the Notes or the underlying Common Stock designated by the Holders of the Notes or the underlying Common Stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer "restricted securities" within the meaning of Rule 144 under the Securities Act.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     No director, officer, employee, incorporator or shareholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder, by accepting a Note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note is treated as the owner of the Note for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase of Notes at the Option of Holders Upon a

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

Change of Control"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest or Liquidated Damages, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, premium, if any, interest or Liquidated Damages, if any, on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase of Notes at the Option of Holders Upon a Change of Control") (viii) modify the conversion or subordination provisions of the Indenture in a manner adverse to the Holders of the Notes or (ix) make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any Holder, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     The Notes sold within the United States to qualified institutional buyers ("Qualified Institutional Buyers") have been issued in the form of a Rule 144A Global Note. The Rule 144A Global Note has been deposited with, or on behalf of, The Depositary Trust Company ("DTC") and registered in the name of DTC or its nominee (the "Global Note Holder"). Except as set forth below, the Rule 144A Global Note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Rule 144A Global Note directly through DTC if they are Participants (as defined below) in such system or indirectly through organizations that are Participants in such system.

     The Notes originally sold to "accredited investors" (as defined in Rule 501(a)(l), (2), (3), (4) or (7) under the Securities Act and referred to as "Accredited Investors") who are not Qualified Institutional Buyers have been issued and registered in certificated form without coupons and bear a legend containing restrictions on transfers (the "Certificated Notes"). Certificated Notes are not eligible to be exchanged for an interest in a Global Note.

     The Notes sold outside of the United States in reliance on Regulation S under the Securities Act are represented by a Regulation S Permanent Global Note. The Regulation S Permanent Global Note will be deposited with a custodian and will be registered in the name of a nominee of DTC. Cedel Bank, societe anonyme ("Cedel Bank"), and the Euroclear System ("Euroclear") will hold beneficial interests in the Regulation S Permanent Global Note on behalf of their participants through their respective depositaries, which in turn will hold such beneficial interests in the Regulation S Permanent Global Note in participants' securities accounts in the depositaries' names on the books of DTC. In addition, Notes sold outside of the United States in reliance on Regulation S under the Securities Act may, to the extent permitted by Regulation S, be issued and registered in certificated form without coupons and will bear a legend containing restrictions on transfers (the "Regulation S Certificated Notes"). Any such Regulation S Certificated Notes will be subject to limitations on any further transfer or exchange in a manner consistent with the requirements of Regulation S.

     A beneficial interest in the Regulation S Permanent Global Note may be transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Note only upon receipt by the Trustee of a written certification from the transferor in the form required by the Indenture to the effect that such transfer is being made (i)(a) to a person whom the transferor reasonably believes is a Qualified Institutional Buyer in a transaction meeting the requirements of Rule 144A or (b) pursuant to another exemption from the registration requirements under the Securities Act (in which case such certificate must be accompanied by an opinion of counsel regarding the availability of such exemption) and (ii) in accordance with all applicable securities laws of any state of the United States or any other jurisdiction. Beneficial interests in the Rule 144A Global Note may be transferred to a person who takes delivery in the form of an interest in the Regulation S Permanent Global Note, whether before, on or after the 40-day restricted period, only upon receipt by the Trustee of a written certification from the transferor in the form required by the Indenture to the effect that such transfer is being made in accordance with Regulation S. Any beneficial interest in one of the Global Notes that is transferred to a person who takes delivery in the form of an interest in another Global Note will, upon transfer, cease to be an interest in such Global Note and become an interest in such other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other Global Note for as long as it remains such an interest.

     Because of time-zone differences, the securities accounts of Euroclear or Cedel Bank participants (each, a "Member Organization") purchasing an interest in a Global Note from a Participant that is not a Member Organization will be credited during the securities settlement processing day (which must be a business day for Euroclear or Cedel Bank, as the case may be) immediately following the DTC settlement date. Transactions in interests in a Global Note settled during any securities settlement processing day will be reported to the relevant Member Organization on the same day. Cash received in Euroclear or Cedel Bank as a result of sales of interests in a Global Note by or through a Member Organization to a Participant that is not a Member Organization will be received with value on the DTC settlement date, but will not be available in the relevant Euroclear or Cedel Bank cash account until the business day following settlement at DTC. The Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") Market, the National Association of Securities Dealers' screen-based automated market for trading of securities eligible for resale under Rule 144A.

     Subject to compliance with the transfer restrictions applicable to the Global Notes described above and in the Indenture, cross-market transfers between holders of interests in the Rule 144A Global Note, on the one hand, and direct or indirect account holders at a Member Organization holding interests in the Regulation S Permanent Global Note, on the other, will be effected through the DTC in accordance with its rules and the rules of Euroclear or Cedel Bank, as applicable. Such cross-market transactions will require, among other things, delivery of instructions by such Member Organization to Euroclear or Cedel Bank, as the case may be, in accordance with the rules and procedures and within deadlines (Brussels time) established in Euroclear or Cedel Bank, as the case may be. If the transaction complies with all relevant requirements, Euroclear or Cedel Bank, as the case may be, will then deliver instructions to its depositary to take action to effect final settlement on its behalf.

     DTC is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts thereof. DTC's Participants include securities brokers and dealers (including the Initial Purchasers), banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

     The Company expects that pursuant to procedures established by DTC (i) upon the issuance of the Rule 144A Global Notes, or the Regulation S Permanent Global Notes (each, a "Global Note" and together, the "Global Notes"), DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of the Participants), Participants and Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Notes will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Notice to Investors."

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes are considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee has any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

     Payments in respect of the principal of, premium, if any, interest and Liquidated Damages, if any, on any Notes registered in the name of the Global Note Holder on the applicable Record Date are payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, interest and Liquidated Damages, if any). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants and Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of Participants or Indirect Participants.

CERTIFICATED SECURITIES

     Subject to certain conditions, any person having a beneficial interest in the Global Notes may, upon request to the Trustee, exchange such beneficial interest for Notes evidenced by registered, definitive Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such Certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Notes, Notes in such form will be issued to each person that the Global Note Holder and DTC identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or DTC for all purposes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES


     Pursuant to the Registration Rights Agreement, the Company has agreed for the benefit of the Holders, that (i) it will, at its cost, within 60 days after the closing of the Private Placement (the "Closing"), file a shelf registration statement with the Commission to register the public offer and sale of the Notes and the Conversion Shares under the Securities Act, (ii) it will use its best efforts to cause such registration statement to be declared effective by the Commission within 150 days after the Closing, and (iii) it will use its best efforts to keep such registration statement continuously effective under the Securities Act until, subject to certain exceptions specified in the Registration Rights Agreement, the third anniversary of the date of the Closing. Pursuant to the Registration Rights Agreement, the Company filed the Shelf Registration Statement with the Commission on October 18, 1996 (file no. 333-14427) to register the public offer and sale of the Notes and the Conversion Shares. The Shelf Registration Statement was declared effective by the Commission in April 1997. The Company is permitted to suspend use of the prospectus that is part of the Shelf Registration Statement during certain periods of time and in certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. If (a) the Company had failed to file the Shelf Registration Statement on or before the date specified for such filing in the Registration Rights Agreement, (b) such Shelf Registration Statement is not declared effective by the Commission on or prior to the date specified for such effectiveness in the Registration Rights Agreement (the "Effectiveness Target Date") or (c) the Shelf Registration Statement ceases to be effective or usable in connection with resales of Transfer Restricted Securities (as defined below) during the periods specified in the Registration Rights Agreement (each such event, a "Registration Default"), then the Company is required to pay damages ("Liquidated Damages") to each Holder named in the Shelf Registration Statement, with respect to the first 90-day period immediately following the occurrence of such Registration Default in an amount equal to $.05 per week per $1,000 aggregate principal amount of the Notes held by such Holder. The amount of the Liquidated Damages will increase by an additional $.05 per week per $1,000 aggregate principal amount of the Notes held by each Holder with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Liquidated Damages of $.25 per week per $1,000 aggregate principal amount of the Notes held by each Holder. All accrued Liquidated Damages will be paid by the Company on each Interest Payment Date in cash. Such payment will be made to the Holder of the Global Notes by wire transfer of immediately available funds or by federal funds check and to Holders of Certificated Notes, if any, by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Liquidated Damages will cease.


     For purposes of the foregoing, "Transfer Restricted Securities" means the Notes and the Conversion Shares until (i) the date on which such Notes or Conversion Shares have been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, (ii) the date on which such Notes or Conversion Shares are distributed to the public pursuant to Rule 144 under the Securities Act (or any similar provision then in effect) or are saleable pursuant to Rule 144(k) under the Securities Act and all legends relating to transfer restrictions have been removed or (iii) the date on which such Notes or Conversion Shares cease to be outstanding.

     Holders of Notes will be required to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Notes or Conversion Shares included in the Shelf Registration Statement and benefit from the provisions regarding Liquidated Damages set forth above.

     If the Company determines that it is permissible to do so under applicable law, in lieu of filing or maintaining the effectiveness of the shelf registration statement with respect to the Notes, the Company may, at its option, file with the Commission a registration statement with respect to an issue of notes identical in all material respects to the Notes (the "New Notes") except as to transfer restrictions and, upon such registration statement becoming effective, offer the holders of the Notes the opportunity to exchange their Notes for the New Notes. The Company has not determined that any such registered exchange offer is permissible under applicable law, and there can be no assurance that it will do so in the future.

     The Company will provide to each registered holder of the Notes or the Conversion Shares, who is named in the prospectus and who so requests in writing, copies of the prospectus which will be a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for the Notes or the Conversion Shares has become effective and take certain other actions as are required to permit unrestricted resales of the Notes or the Conversion Shares. A holder of Notes or the Conversion Shares that sells such securities pursuant to a Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification and contribution rights and obligations).

SAME-DAY SETTLEMENT AND PAYMENT

     The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and Liquidated Damages, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes represented by the Global Note are eligible to trade in the PORTAL Market and to trade in the DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes is, therefore, required by DTC to be settled in immediately available funds. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture and the Registration Rights Agreement. Reference is made to the Indenture and the Registration Rights Agreement for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Credit Agreement" means that certain Credit Agreement, dated as of November 8, 1995, by and among the Company, PacNet Inc., Advanced Network Design, AdVal, Inc., Cel-Tech International Corp. and Transamerica Business Credit Corporation, as agent for the lenders, as amended, providing for up to $43 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

     "Designated Senior Indebtedness" means any particular Senior Indebtedness having an outstanding principal amount or commitment in excess of $10 million with respect to which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.)

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     "Global Notes" means the Rule 144A Global Note, the Regulation S Temporary Global Note and the Regulation S Permanent Global Note.

     "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i)(a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of the Company which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP, (d) in respect of letters of credit, bank guarantees or bankers' acceptances (including reimbursement obligations with respect to any of the foregoing), (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets or (g) under interest rate or currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person, contingent or otherwise (and, without duplication, the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

     "Issuance Date" means the date on which the Notes are originally issued and authenticated under the Indenture.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Designee" means (i) a spouse or child of a Permitted Holder,
(ii) trusts for the benefit of a Permitted Holder or a spouse or child of a Permitted Holder, (iii) in the event of death or incompetence of a Permitted Holder, his estate, heirs, executor, administrator, committee or other personal representative or (iv) any Affiliate of a Permitted Holder.

     "Permitted Holders" means Paul Pfleger, John M. Orehek and their Permitted Designees.

     "person" or "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Regulation S" means Regulation S promulgated under the Securities Act.

     "Regulation S Permanent Global Note" means a permanent global note that is deposited with and registered in the name of the Depositary or its nominee, representing a series of Notes sold in reliance on Regulation S.

     "Rule 144A" means Rule 144A promulgated under the Securities Act.

     "Rule 144A Global Note" means a permanent global note that is deposited with and registered in the name of the Depositary or its nominee, representing a series of Notes sold in reliance on Rule 144A.

     "Senior Indebtedness" means the principal of, premium, if any, and interest on, rent under, and any other amounts payable on or in respect of the Credit Agreement and any other Indebtedness of the Company (including, without limitation, any Obligations in respect of such Indebtedness and, in the case of Designated Senior Indebtedness, any interest accruing after the filing of a petition by or against the Company under any Bankruptcy Law, whether or not allowed as a claim after such filing in any proceeding under such Bankruptcy
Law), whether outstanding on the date of this Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to the foregoing); provided, however, that Senior Indebtedness does not include (v) Indebtedness evidenced by the Notes, (w) any liability for federal, state, local or other taxes owed or owing by the Company,
(x) Indebtedness of the Company to any of its Subsidiaries, (y) trade payables of the Company, and (z) any particular Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Indebtedness shall not be senior in right of payment to, or is pari passu with, or is subordinated or junior to, the Notes.

     "Significant Subsidiary" means any subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act and the Exchange Act, as such Regulation is in effect on the date of the Indenture.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

                          DESCRIPTION OF CAPITAL STOCK

     The Company's Articles provide for authorized capital of 100,000,000 shares, consisting of 90,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $.0001 per share ("Preferred Stock").

COMMON STOCK


     As of December 31, 1996, there were 15,954,917 outstanding shares of Common Stock (assuming no redemption of shares owned by the Company's former President and Chief Executive Officer; see "Certain Transactions -- Certain Other Relationships and Related Transactions"). As of March 14, 1997, the Common Stock was held of record by 146 persons or entities. Holders of the Common Stock are entitled to cast one vote for each share held of record on all matters acted upon at any meeting of the Company's shareholders. Holders of Common Stock are entitled to receive ratably such dividends if, as and when declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. There are no cumulative voting rights, the absence of which will, in effect, allow the holders of a majority of the outstanding shares of the Common Stock to elect all of the directors then standing for election. The absence of cumulative voting rights could have the effect of delaying, deferring or preventing a change in control of Midcom. In the event of any liquidation, dissolution or winding up of Midcom, each holder of Common Stock will be entitled to participate, subject to the rights of any outstanding Preferred Stock, ratably in all assets of Midcom remaining after payment of liabilities. Holders of Common Stock have no preemptive or conversion rights. All outstanding shares of Common Stock are, and all shares of Common Stock issuable upon conversion of the Notes will be, fully paid and non-assessable.


PREFERRED STOCK

     The Board of Directors has the authority to issue 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof including dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences and the number of shares constituting any series, without any further vote or action by the shareholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock. In addition, because the terms of such Preferred Stock may be fixed by the Board of Directors without shareholder action, the Preferred Stock could be designated and issued quickly in the event Midcom requires additional equity capital. The Preferred Stock could also be designated and issued with terms calculated to defeat a proposed take-over of Midcom, or with terms that may have the effect of delaying, deferring or preventing a change of control of Midcom. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

WARRANTS


     Midcom has outstanding three warrants to purchase a total of 59,500 shares of Common Stock, exercisable through March 28, 1999 at an exercise price of $7.44 per share, which price is subject to adjustment to prevent dilution. The warrants were issued in connection with certain non-competition agreements between the Company and the former shareholders of Telnet Communications, Inc. See "Certain Transactions -- Relationships between the Company and the Selling Securityholders." Midcom also has outstanding a warrant to purchase 117,000 shares of Common Stock, exercisable through March 13, 2007 at an exercise price of $10 per share. The warrant was issued to Comdisco, Inc. ("Comdisco") in connection with a capital lease financing arrangement. The Company has committed to register the shares underlying these warrants (but not the warrants) under the Securities Act under certain circumstances. See "-- Registration Rights."


ESCROW SHARES AND STABILIZATION SHARES

     At December 31, 1996, Midcom had the obligation to release from escrow up to 151,675 additional shares of Common Stock in connection with its acquisition of certain customer bases and operations. Midcom has an obligation to release these shares upon the occurrence of certain contingencies, including, among

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

others, attainment of specified revenue levels for the acquired customer base, adjustment of liabilities assumed and receivables purchased, and satisfaction of general representations and warranties.


     In connection with its acquisition of certain customer bases and operations, Midcom is obligated to issue additional shares of Common Stock in the event that the market price of the Common Stock is below stated prices on designated true-up dates. Based on the price of the Common Stock on April 4, 1997 and assuming the maximum shares are issued, approximately an additional 501,000 shares of Common Stock would be issuable as a result of these obligations.



SHAREHOLDERS AGREEMENT



     Midcom has entered into a Shareholders' Agreement dated June 7, 1994 (the "Shareholders' Agreement") with Paul Pfleger, Ashok Rao, John M. Orehek, and Trusts for the benefit of each of Siddhartha Rao, Kavita Rao, Divya Rao and Anjali Rao (collectively the "Founding Shareholders"). The Shareholders' Agreement provides that Midcom and the Founding Shareholders have a right of first refusal if Mr. Orehek or Mr. Rao wish to sell their shares and have a right to purchase Mr. Rao's shares in the event he resigns from the Company. Following Mr. Rao's resignation as President, Chief Executive Officer and a director in April 1996, the Company called for the redemption of Mr. Rao's shares and the shares owned by four trusts to which he had transferred a portion of his shares. The terms of the redemption will be determined through arbitration. See "Certain Transactions." Pursuant to the Shareholders' Agreement, the Founding Shareholders have agreed to vote their shares to elect Mr. Pfleger and Mr. Rao to the Company's Board of Directors. As part of Mr. Rao's resignation, the Shareholders' Agreement will be amended to remove the requirement that the Founding Shareholders vote to elect Mr. Rao to the Company's Board of Directors. See "Certain Transactions." If, during the term of the Shareholders' Agreement, Midcom proposes to register any of its Common Stock under the Securities Act, the Founding Shareholders may require Midcom to include in such registration shares of Common Stock owned by them, subject to certain conditions and limitations. See "-- Registration Rights." The Shareholders' Agreement expires on June 7, 1999. In connection with a transfer of their Common Stock, Messrs. Pfleger and Orehek have each transferred his rights and obligations under the Shareholders' Agreement to a limited partnership of which he is a beneficial owner. The two limited partnerships have further transferred certain shares of Common Stock to a limited liability company that also assumed the rights and obligations under the Shareholders' Agreement. See "Principal Shareholders."


REGISTRATION RIGHTS

     The Selling Securityholders and certain other individuals and entities have certain rights with respect to the registration under the Securities Act of the public offer and sale of the Securities and certain shares of Common Stock acquired in connection with various unrelated acquisition and financing transactions. At December 31, 1996, holders of approximately 9,040,212 shares of Common Stock (not including shares of Common Stock issuable upon conversion of the Notes or exercise of outstanding warrants) are entitled to certain rights with respect to the registration of the public offer and sale of such shares under the Securities Act.

     Under the terms of the Registration Rights Agreement dated as of June 10, 1994 between Midcom, First Union and Robinson-Humphrey, if Midcom proposes to register any of its securities within five years of its initial public offering, First Union and Robinson-Humphrey may require Midcom, at its sole expense, to include in such registration any shares of Common Stock owned by them, subject to certain conditions and limitations. First Union and Robinson-Humphrey may, prior to the third anniversary of Midcom's initial public offering, demand that Midcom register their shares up to two times on Form S-1 or Form S-2 and an unlimited number of times on Form S-3. Midcom will not be obligated to effect any demand registration within six months after the effective date of a previous demand registration or a registration in which First Union or Robinson-Humphrey was entitled to include its shares. In addition, so long as any shares issued to First Union or Robinson-Humphrey upon exercise of certain warrants remain outstanding, subject to certain exceptions, the Company shall not, without the prior written consent of the holders of a majority of such shares: (i) make any amendment to the Company's Articles or Bylaws, or file any resolution of the Board of Directors with the Washington Secretary of State containing any provisions which could adversely affect or otherwise impair the rights of the holders of such shares; or (ii) enter into, or permit any subsidiary to enter into, related party transactions. At any time after June 1, 2000, the Company has the right to purchase all (but not less than all) of the shares issued to First Union or Robinson-Humphrey upon exercise of their warrants in accordance with an agreed formula.

     Under the terms of the Shareholders' Agreement if, during the term thereof, Midcom proposes to register any of its Common Stock under the Securities Act, the Founding Shareholders may require Midcom to include in such registration shares of Common Stock owned by them, subject to certain conditions and limitations. All expenses incurred in connection with such registration shall be borne by Midcom except for the Founding Shareholders' legal fees and any additional expenses that Midcom would not incur but for the registration of the Founding Shareholders' shares. See "-- Shareholders' Agreement."

     Under the terms of a registration rights agreement between Midcom and the former shareholders of Telnet Communications, Inc. who acquired warrants to purchase a total of 59,500 shares of Common Stock, if Midcom proposes to register Common Stock under the Securities Act for its own account pursuant to an underwritten offering at any time prior to April 1, 2000, each of these individuals may require Midcom, at its sole expense, to include in such registration any shares of Common Stock issued upon exercise of his warrant, subject to certain conditions and limitations. In addition, these individuals may each demand that Midcom register such shares one time on Form S-3, subject to certain conditions and limitations, which rights expire on March 28, 1999.

     Under the terms of a registration rights agreement between the Company and CSA, if the Company proposes to register Common Stock under the Securities Act for its own account pursuant to an underwritten offering at any time prior to August 31, 1998, CSA may require the Company, at its sole expense, to include in such registration any shares of Common Stock owned by CSA that CSA acquired in connection with the sale of substantially all of its assets to the Company, subject to certain conditions and limitations. In addition, CSA may demand that the Company register CSA's shares one time on Form S-3, provided that such shares would have an aggregate expected selling price of at least $100,000, and subject to certain other conditions and limitations.

     Under the terms of a registration rights agreement between the Company and Cherry Communications, Cherry Communications may demand, on up to two occasions, that the Company register on Form S-3 any shares of Common Stock acquired by Cherry Communications in connection with the Company's purchase from Cherry Communications of certain customer bases, provided that such shares would have an aggregate expected selling price of at least $300,000, and subject to certain other conditions and limitations.

     Under the terms of a registration rights agreement among the Company, Theodore Berns, Donald Dean and WorldCom (each a "Rights Holder"), Rights Holders holding a majority of the shares of Common Stock held by all Rights Holders may demand, on up to two occasions, that the Company register the shares on Form S-3, provided that the shares would have an aggregate expected selling price of at least $300,000, and subject to certain other conditions and limitations.


     Under the terms of a registration rights agreement between the Company and Richard E. John, if the Company proposes to register Common Stock under the Securities Act for its own account pursuant to an underwritten offering or to register the Common Stock of another pursuant to a demand registration at any time prior to August 31, 1998, Mr. John may require the Company, at its sole expense, to include in such registration any shares of Common Stock owned by him that he acquired in connection with the Company's acquisition of Cel-Tech, subject to certain conditions and limitations. In addition, Mr. John may demand that the Company register his shares one time on Form S-3, provided that such shares would have an aggregate expected selling price of at least $200,000, and subject to certain other conditions and limitations. Under the terms of a revised registration rights agreement between the Company and Mr. John, the Company has agreed to include up to 81,693 shares of Common Stock owned by him in the Registration Statement of which this Prospectus forms a part.


     Under the terms of a registration rights agreement among the Company and four individuals who were shareholders of Fairfield County Telephone Corporation ("Fairfield"), each such individual may demand, on up to three occasions, that the Company register on Form S-3 any shares of Common Stock owned by him or her that he or she acquired in connection with the Company's acquisition of Fairfield, provided that such shares would have an aggregate expected selling price of at least $300,000, and subject to certain other conditions and limitations.

     Under the terms of a registration rights agreement among the Company and David Wiegand, formerly the sole shareholder of Adnet, if the Company proposes to register Common Stock under the Securities Act at any time prior to December 31, 1998, Mr. Wiegand may require the Company, at its sole expense, to include in such registration any shares of Common Stock owned by him that were acquired in connection with the Company's acquisition of Adnet, subject to certain conditions and limitations. In addition, Mr. Wiegand may demand, on up to two occasions, that the Company register such shares on Form S-3, provided that such shares would have an aggregate expected selling price of at least $300,000, and subject to contain other terms and conditions.


     Under the terms of a stock purchase warrant issued to Comdisco to purchase 117,000 shares of Common Stock, if Midcom proposes to register Common Stock under the Securities Act for its own account pursuant to an underwritten offering at any time prior to June 30, 1998, Comdisco may require the Company to include in such registration shares of Common Stock issued upon exercise of the warrant, subject to certain conditions and limitations.


     Notwithstanding the foregoing registration rights, the Company has voluntarily filed the Registration Statement of which this Prospectus is a part to register under the Securities Act the public offer and sale of the Securities. The Company currently intends to maintain the effectiveness of the Registration Statement of which this Prospectus is a part for a period of one year, although it is not required to do so. See "Selling Securityholders" and "Plan of Distribution."


     In addition, pursuant to the Registration Rights Agreement, the Company has agreed to register the public offer and sale of the Notes and the Conversion Shares. Pursuant to the Registration Rights Agreement, the Company filed the Shelf Registration Statement with the Commission on October 18, 1996 (file no. 333-14427) to register the public offer and sale of the Notes and the Conversion Shares. The Shelf Registration Statement was declared effective in April 1997. The Company is required under the Registration Rights Agreement to maintain the effectiveness of the Shelf Registration Statement for a period of three years from the completion of the Private Placement or, if shorter, when (i) all the Notes and Conversion Shares have been sold pursuant to the Shelf Registration Statement or (ii) the date on which there ceases to be outstanding any Notes or Conversion Shares. See "Description of Notes -- Registration Rights; Liquidated Damages."


WASHINGTON LAW

     Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. Chapter 23B.17 of the Washington Business Corporation Act (the "WBCA") prohibits, subject to certain exceptions, a merger, sale of assets or liquidation of a corporation involving an "Interested Shareholder" (defined generally as a person or affiliated group of persons acting in concert or under common control who beneficially own 20% or more of the corporation's outstanding voting securities) unless determined to be at a "fair price" or otherwise approved by a majority of the Company's disinterested directors or the holders of two-thirds of the votes of each voting group entitled to vote separately on the transaction, excluding the votes of the Interested Shareholder. In addition, Chapter 23B.19 of the WBCA prohibits a corporation having a class of securities registered pursuant to
Section 12 of the Exchange Act, with certain exceptions, from engaging in certain significant business transactions with a person or group of persons acting in concert or under common control who beneficially acquires 10% or more of the corporation's outstanding voting securities for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, such person or group of persons, or allowing such person or group of persons to receive a disproportionate benefit as a shareholder. Notwithstanding the foregoing, an otherwise prohibited transaction may be consummated if such transaction is approved by a majority of the members of the board of directors prior to

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

the date that the third parties became Interested Shareholders. These provisions could have the effect of delaying, deterring or preventing a change in control of the Company which, under certain circumstances, could have the effect of decreasing the market price of the Common Stock.

CERTAIN PROVISIONS IN AMENDED AND RESTATED ARTICLES OF INCORPORATION AND BYLAWS

     The WBCA permits amendment of the Articles with the approval of the holders of a majority of the shares entitled to vote. The holders of outstanding shares of a class may vote as a class on a proposed amendment if the amendment would change the number of authorized shares or alter or change the powers, preferences or special rights of such class. Holders of the same series of stock have identical voting rights.

     The Articles provide that special meetings of the shareholders may be called by the Chairman of the Board, the President, the Board of Directors or holders of not less than 30% of the outstanding shares entitled to vote at the meeting. The Articles provide that certain business combinations, such as a merger or share exchange with another corporation or the sale of a substantial part of the Company's assets, must be approved by the holders of not less than two-thirds of the outstanding Common Stock and any other class of stock entitled to vote thereon voting as a single class, and the affirmative vote of a majority of each outstanding series or class, voting as a separate class; provided, however, that if certain continuing members of the Company's Board of Directors approve such business combination, it may be approved by not less than a majority of the holders of outstanding Common Stock and any other class of stock entitled to vote thereon voting as a single class and the affirmative vote of a majority of each outstanding series or class, voting as a separate class.

     Pursuant to the Articles, the Company's Board of Directors is to be divided into three classes having staggered, three-year terms. See "Management -- Board of Directors."

     The Company's Bylaws may be amended or repealed by the Board of Directors or by the vote of holders of not less than two-thirds of the outstanding Common Stock and any other stock entitled to vote thereon.

     It is possible that the provisions described above could have the effect of delaying, deterring or preventing a change in control or management of the Company which, under certain circumstances, could have the effect of decreasing the market value of the Common Stock.

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS OF THE COMPANY

     As permitted by Section 23B.08.320 of the WBCA, Article 14 of the Company's Articles eliminates in certain circumstances the personal liability of the Company's directors to the Company or its shareholders for monetary damages resulting from breaches of their fiduciary duty. This provision does not eliminate the liability of directors for (i) acts or omissions that involve intentional misconduct or a knowing violation of law, (ii) improper declarations of dividends, or (iii) transactions from which a director derived an improper personal benefit.

     The Company's Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted by Washington law, including under circumstances in which indemnification is otherwise discretionary. The Company maintains officers' and directors' liability insurance of $1 million for members of its Board of Directors and key employees.

TRANSFER AGENT AND REGISTRAR


     The transfer agent for the Common Stock is ChaseMellon Shareholder Services. The registrar for the Notes is IBJ Schroder Bank & Trust Company.


                        SHARES ELIGIBLE FOR FUTURE SALE

     As of December 31, 1996, there were 15,954,917 outstanding shares of Common Stock (assuming no redemption of the shares owned by the Company's former President and Chief Executive Officer; see "Certain Transactions") of which 9,150,437 shares were "restricted securities" subject to restrictions set forth in Rule

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


144 promulgated under the Securities Act. Of the restricted securities, 5,617,272 shares may be sold under Rule 144 (subject to volume and manner of sales restrictions) and an additional 2,649,319 shares may be sold under Rule 144 upon the expiration of the applicable one-year holding period.



     Of the restricted shares, 151,675 shares are held in escrow and are to be released pursuant to the Company's obligations under agreements entered into in connection with several acquisitions completed in the second half of 1995. Moreover, in connection with certain acquisitions, the Company is required to issue shares of Common Stock as additional consideration in the event that the market price of the Common Stock is below stated prices on designated true-up dates. Based on the price of the Common Stock on April 4, 1997, and assuming the maximum shares are issued, the Company would be required to issue approximately 501,000 shares of Common Stock pursuant to these requirements. Also, in connection with the acquisition of a customer base from Cherry Communications, the Company may elect to issue shares of Common Stock in lieu of a cash payment of $9.0 million. Based on the price of the Common Stock on April 4, 1997, the Company would be required to issue approximately 1,411,000 shares of Common Stock to satisfy this obligation. See "Management's Discussion and Analysis -- Liquidity and Capital Resources" and "Description of Capital Stock."



     As of December 31, 1996, the Company had reserved for issuance 4,108,816 shares of Common Stock under its Stock Option Plan and 256,354 shares of Common Stock for issuance under its Stock Purchase Plan. Under the Stock Option Plan, as of December 31, 1996, options to purchase 3,683,379 shares of Common Stock were outstanding and options to purchase 374,782 shares of Common Stock were exercisable. Shares issued under the Stock Option Plan and the Stock Purchase Plan are freely tradable in the open market, subject, in the case of affiliates, to the volume, manner of sale, notice and public information requirements of Rule 144. At December 31, 1996, warrants to purchase 59,500 shares of Common Stock were outstanding. Also, in March 1997, the Company issued a warrant to purchase 117,000 shares of Common Stock in connection with a capital lease financing arrangement, which warrant is fully exercisable. In addition, the Notes are convertible into Common Stock at the option of the holder thereof at any time prior to maturity, unless previously redeemed, at a conversion price of $14.0875 per share, subject to adjustment in certain events. If the Notes outstanding as of December 31, 1996 were fully converted, the Company would be obligated to issue to the holders thereof an aggregate of 6,938,279 shares of Common Stock (not including an indeterminate number of shares that may be issued in connection with certain anti-dilution and other provisions).



     The Selling Securityholders and certain other individuals and entities have certain rights with respect to the registration under the Securities Act of the public offer and sale of the Securities and other shares of Common Stock acquired in connection with the formation of the Company and various unrelated acquisition and financing transactions. As of December 31, 1996, holders of approximately 9,040,212 shares of Common Stock were subject to such registration rights. At December 31, 1996, holders of approximately 2,012,000 shares of Common Stock subject to such registration rights had the right to require the Company to register the public offer and sale of their shares under the Securities Act. Notwithstanding the registration rights of the Selling Securityholders, the Company has voluntarily filed the Registration Statement of which this Prospectus is a part to register under the Securities Act the public offer and sale of the Securities. The Company intends to maintain the effectiveness of the Registration Statement of which this Prospectus is a part for a period of one year. In addition, pursuant to the Registration Rights Agreement, the Company has agreed to register under the Securities Act the public offer and sale of the Notes and the Conversion Shares, subject to certain conditions and limitations. Pursuant to the Registration Rights Agreement the Company filed the Shelf Registration Statement with the Commission on October 18, 1996 (file no. 333-14427) to register the public offer and sale of up to $97,743,000 aggregate principal amount of Notes and indeterminate number of Conversion Shares issuable upon conversion thereof. The Shelf Registration Statement was declared effective by the Commission in April 1997. The Company is required under the Registration Rights Agreement to maintain the effectiveness of the Shelf Registration Statement for a period of three years from the completion of the Private Placement or, if shorter, when (i) all the Notes and Conversion Shares have been sold pursuant to the Shelf Registration Statement or
(ii) the date on which there ceases to be outstanding any Notes or Conversion Shares. See "Description of Capital Stock -- Registration Rights,"

"Description of Notes -- Registration Rights; Liquidated Damages," "Selling Securityholders" and "Plan of Distribution."


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 ("Restricted Shares") for at least one year, including the holding period of any prior owner except an affiliate, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock and (ii) the average weekly trading volume of the Common Stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who owns Restricted Shares that were purchased from the Company (or any affiliate) at least two years previously, will be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.


     No prediction can be made as to the effect, if any, that future sales of shares, the availability of shares for future sale, or the registration of substantial amounts of currently restricted shares will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, under Rule 144, pursuant to the exercise of registration rights or otherwise, and even the potential for such sales, could have a material adverse effect on the prevailing market price of the Common Stock and impair the Company's ability to raise capital through the sale of its equity securities.

                              PLAN OF DISTRIBUTION

     The Selling Securityholders may sell all or a portion of the Securities offered hereby from time to time while the Registration Statement of which this Prospectus is a part remains effective. The Company has been advised by the Selling Securityholders that the Securities may be sold on terms to be determined at the time of such sale through customary brokerage channels, negotiated transactions or a combination of these methods, at fixed prices that may be changed, at market prices then prevailing or at negotiated prices then obtainable. There is no assurance that the Selling Securityholders will sell any or all of the Securities offered hereby. Each of the Selling Securityholders reserves the right to accept and, together with its agents from time to time, to reject in whole or in part any proposed purchase of the Securities to be made directly or through agents. The Company will receive no portion of the proceeds from the sale of Securities offered hereby. The aggregate proceeds to the Selling Securityholders from the sale of the Securities offered by the Selling Securityholders hereby will be the purchase price of such Securities less any discounts or commissions.

     The Company has been advised by the Selling Securityholders that the Selling Securityholders, acting as principals for their own account, may sell Securities from time to time directly to purchasers or through agents, dealers or underwriters to be designated by the Selling Securityholders from time to time who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securityholders and the purchasers of the Securities for whom they may act as agent. The Selling Securityholders and any agents, broker-dealers or underwriters that participate with the Selling Securityholders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any discounts, commissions or concessions received by such broker-dealers, agents or underwriters and any profit on the resale of the Securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     A Selling Securityholder may elect to engage a broker or dealer to effect sales of the Securities in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by a Selling Securityholder may arrange for other brokers or dealers to participate. Broker-dealers may agree with the Selling Securityholders to sell a specified number of such Securities at a stipulated price, and, to the extent such broker-dealer is unable to do so acting as agent for a Selling Securityholder, to purchase as principal any unsold Securities at the price required to fulfill the broker-dealer commitment to such Selling Securityholder. Broker-dealers who acquire Securities as principal may thereafter resell such Securities from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such Securities commissions as described above. To the extent required, the number of Securities to be sold, the names of the Selling Securityholders, the purchase price, the public offering price, the name of any agent, dealer or underwriter, the amount of any offering expenses, any applicable commissions or discounts and any other material information with respect to a particular offer will be set forth in an accompanying Prospectus Supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

     The Securities originally issued by the Company contained legends as to their restricted transferability. These legends will not be necessary with respect to any Securities sold pursuant to, and during the effectiveness of, the Registration Statement of which this Prospectus is a part. Upon the transfer by the Selling Securityholders of any of the Securities, new certificates representing such Securities will be issued to the transferee, free of any such legends.

     To comply with the securities laws of certain states, if applicable, the Securities will be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be offered or sold unless they have been registered or qualified for sale in such state or an exemption from the registration or qualification requirement is available and is complied with.

     Under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any person engaged in the distribution of the Securities may not simultaneously bid for or purchase securities of the same class for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-2, 10b-6 and 10b-7, in connection with the transactions in the Securities during the effectiveness of the Registration Statement of which this Prospectus is a part. The foregoing may affect the marketability of the Common Stock and any market making activities with respect to the Common Stock.

     Each of the Selling Securityholders has certain registration rights with respect to the Securities owned by such Selling Securityholder. See "Description of Capital Stock -- Registration Rights." Notwithstanding such rights, the Company has voluntarily filed the Registration Statement of which this Prospectus is a part. The Company currently intends to maintain the effectiveness of such Registration Statement for a period of one year or until such earlier time as all the Securities have been sold pursuant hereto or are no longer outstanding, although it is not required to do so. The Company will bear all expenses relating to this registration, other than underwriting discounts and commissions and fees and disbursements of counsel to the Selling Securityholders.

                                 LEGAL MATTERS


     Certain legal matters with respect to the Securities offered hereby will be passed upon for Midcom by Heller Ehrman White & McAuliffe, Seattle, Washington.


                                    EXPERTS


     The Consolidated Financial Statements of Midcom at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company has filed the Registration Statement with the Commission under the Securities Act with respect to the Securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and in each instance reference is hereby made to the copy of such contract to document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits and scheduled thereto may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files periodic reports, proxy materials and other information with the Commission. Such reports, proxy materials and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy materials and other information may also be inspected at the National Association of Securities Dealers, Inc., at 1735 K Street, N.W. Washington, D.C. 20006. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                      (This page intentionally left blank)

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Ernst & Young LLP, Independent Auditors.....................................    F-2
Consolidated Balance Sheets as of December 31, 1996 and 1995..........................    F-3
Consolidated Statements of Operations for the years ended December 31, 1996, 1995 and
  1994................................................................................    F-4
Consolidated Statements of Shareholders' Equity (Deficit) for the years ended December
  31, 1996, 1995 and 1994.............................................................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and
  1994................................................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareholders and Board of Directors
MIDCOM Communications Inc.


We have audited the accompanying consolidated balance sheets of MIDCOM Communications Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MIDCOM Communications Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in
Note 1, the Company has incurred recurring operating losses and has a shareholders' deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


                                                           /s/ ERNST & YOUNG LLP


Seattle, Washington
March 21, 1997

                           MIDCOM COMMUNICATIONS INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS


                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                          1995         1996
                                                                        --------     ---------
                                                                        (IN THOUSANDS, EXCEPT
                                                                             SHARE DATA)
Current assets:
  Cash and cash equivalents...........................................  $  1,083     $  30,962
  Accounts receivable, less allowance for doubtful accounts of $10,581
     and $7,802 in 1995 and 1996, respectively........................    51,814        16,969
  Due from related parties............................................       502            --
  Prepaid expenses and other current assets...........................     2,510         1,548
                                                                        --------     ---------
          Total current assets........................................    55,909        49,479
  Investments in and advances to joint venture........................     2,000            --
  Furniture, equipment and leasehold improvements, net................    13,719        11,045
  Intangible assets, less accumulated amortization of $12,812 and
     $39,532 in 1995 and 1996, respectively...........................    60,781        15,547
  Other assets, net...................................................       922         3,852
                                                                        --------     ---------
          Total assets................................................  $133,331     $  79,923
                                                                        ========     =========
                        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable....................................................  $  6,624     $   3,179
  Carrier accounts payable............................................    32,534        17,143
  Accrued expenses....................................................    10,051        10,006
  Notes payable.......................................................    14,576         9,680
  Interest payable....................................................       335         2,932
  Current portion of long-term obligations............................    41,721         3,314
                                                                        --------     ---------
          Total current liabilities...................................   105,841        46,254
Long-term obligations, less current portion...........................     1,844        99,153
Other long-term liabilities...........................................     1,847         3,800
Commitments and contingencies
Shareholders' equity (deficit):
  Preferred stock, $.0001 par value, 10,000,000 shares authorized no
     shares issued or outstanding.....................................        --            --
  Common stock, $.0001 par value, 90,000,000 shares authorized,
     15,128,829 and 15,803,242 shares issued and outstanding in 1995
     and 1996, respectively...........................................    62,400        68,330
  Deferred stock option compensation..................................       (13)       (1,707)
  Accumulated deficit.................................................   (38,588)     (135,907)
                                                                        --------     ---------
          Total shareholders' equity (deficit)........................    23,799       (69,284)
                                                                        --------     ---------
          Total liabilities and shareholders' equity (deficit)........  $133,331     $  79,923
                                                                        ========     =========


          See accompanying notes to consolidated financial statements.

                           MIDCOM COMMUNICATIONS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                           DATA)
Revenue....................................................  $111,699     $203,554     $148,777
Cost of revenue............................................    79,044      139,546      107,950
                                                             --------     --------     --------
                                                               32,655       64,008       40,827
Operating expenses:
  Selling, general and administrative......................    27,697       62,061       65,025
  Depreciation.............................................     1,477        4,481        5,966
  Amortization.............................................     2,657        9,309       26,721
  Restructuring charge.....................................        --           --        2,220
  Contract settlement......................................        --           --        8,800
  Loss on impairment of assets.............................        --       11,830       20,765
                                                             --------     --------     --------
Total operating expenses...................................    31,831       87,681      129,497
                                                             --------     --------     --------
Operating income (loss)....................................       824      (23,673)     (88,670)
Other income (expense):
  Equity in loss of joint venture..........................      (458)         (52)          --
  Other income (expense)...................................      (430)        (338)          77
  Interest expense.........................................    (2,531)      (5,288)      (8,726)
  Interest expense -- shareholders.........................      (434)          --           --
                                                             --------     --------     --------
Loss before extraordinary item.............................    (3,029)     (29,351)     (97,319)
Extraordinary item: loss on early redemption of debt.......        --       (4,067)          --
                                                             --------     --------     --------
Net loss...................................................  $ (3,029)    $(33,418)    $(97,319)
                                                             ========     ========     ========
Per share amounts:
Loss before extraordinary item.............................  $  (0.31)    $  (2.42)    $  (6.27)
Extraordinary item.........................................        --        (0.34)          --
                                                             --------     --------     --------
Net loss...................................................  $  (0.31)    $  (2.76)    $  (6.27)
                                                             ========     ========     ========
Shares used in calculating per share data..................     9,930       12,101       15,529
                                                             ========     ========     ========


          See accompanying notes to consolidated financial statements.

                           MIDCOM COMMUNICATIONS INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                                    TOTAL
                                                                     DEFERRED                   SHAREHOLDERS'
                                              NUMBER     COMMON    STOCK OPTION   ACCUMULATED      EQUITY
                                             OF SHARES    STOCK    COMPENSATION     DEFICIT       (DEFICIT)
                                             ---------   -------   ------------   -----------   -------------
                                                                      (IN THOUSANDS)
Balance at January 1, 1994.................     8,011    $   502     $   (104)     $  (6,963)     $  (6,565)
  Conversion from S corporation to C
     corporation...........................        --     (7,679)          --          7,679             --
  Stock issued in acquisition..............       114      1,040           --             --          1,040
  Compensation attributable to stock
     options vesting.......................        --         --           20             --             20
  Stock option forfeitures.................        --        (54)          50             --             (4)
  Issuance of common stock warrant.........        --      3,500           --             --          3,500
  Distributions by acquired company........        --         --           --         (1,266)        (1,266)
  Net loss for the year....................        --         --           --         (3,029)        (3,029)
                                               ------                 -------       --------       --------
Balance at December 31, 1994...............     8,125     (2,691)         (34)        (3,579)        (6,304)
  Issuance of compensatory stock options...        --        268           --             --            268
  Stock issued in acquisitions.............       500      4,757           --             --          4,757
  Compensation attributable to stock
     options vesting.......................        --         --           21             --             21
  Stock issued in initial public
     offering..............................     5,456     54,182           --             --         54,182
  Stock issued in customer base
     acquisitions..........................       331      5,120           --             --          5,120
  Stock issued for exercise of stock
     options and warrants and employee
     stock purchase plan...................       717        442           --             --            442
  Distributions by acquired company........        --         --           --         (1,269)        (1,269)
  Conversion of acquired company from S
     corporation to C corporation..........        --        322           --           (322)            --
  Net loss for the year....................        --         --           --        (33,418)       (33,418)
                                               ------                 -------       --------       --------
Balance at December 31, 1995...............    15,129     62,400          (13)       (38,588)        23,799
  Stock issued in acquisitions.............       107        933           --             --            933
  Stock issued for exercise of stock
     options and employee stock purchase
     plan..................................       567      2,861           --             --          2,861
  Issuance of compensatory stock options...        --      2,136       (2,136)            --             --
  Compensation attributable to stock
     options vesting.......................        --         --          442             --            442
  Net loss for the year....................        --         --           --        (97,319)       (97,319)
                                               ------                 -------       --------       --------
Balance at December 31, 1996...............    15,803    $68,330     $ (1,707)     $(135,907)     $ (69,284)
                                               ======                 =======       ========       ========

          See accompanying notes to consolidated financial statements.

                           MIDCOM COMMUNICATIONS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1994         1995         1996
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
OPERATING ACTIVITIES
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Net loss.................................................  $ (3,029)    $(33,418)    $(97,319)
  Depreciation.............................................     1,477        4,481        5,966
  Amortization of intangibles..............................     2,657        9,309       26,721
  Amortization of deferred financing costs.................       483          620          896
  Loss on impairment of assets.............................        --       11,830       20,765
  Equity in loss of joint venture..........................       458           52           --
  Compensation attributable to stock options...............        16          289          862
  Noncompetition payments..................................      (250)          --           --
  Loss on sale of assets...................................        --           --           53
  Long-term portion of contract settlement.................        --           --        3,800
  Extraordinary item -- write-off of original issue
     discount and deferred financing costs.................        --        4,067           --
Changes in operating assets and liabilities:
  Accounts receivable......................................    (9,811)     (17,784)      34,563
  Due from related parties.................................      (606)         138          502
  Notes receivable.........................................      (348)         390           86
  Prepaid expenses and other current assets................    (1,201)        (719)         776
  Other assets.............................................        11         (142)        (324)
  Accounts payable and accrued expenses....................     4,062       (3,559)      (4,295)
  Carrier accounts payable.................................     8,236       16,638      (15,391)
  Accrued interest payable.................................      (869)         228        2,597
  Deferred income..........................................    (3,229)         (67)          --
  Other long-term liabilities..............................      (202)       1,717          150
                                                             --------     --------     --------
Net cash used in operating activities......................    (2,145)      (5,930)     (19,592)
                                                             --------     --------     --------
INVESTING ACTIVITIES
Purchases of furniture, equipment and leasehold
  improvements.............................................    (4,187)      (6,884)      (4,309)
Net assets acquired in business and customer base
  acquisitions.............................................    (5,089)     (11,407)          --
Proceeds from sale of assets...............................        --           --          692
Investment in and advances to joint venture................    (4,190)      (2,625)          --
Loan to related party......................................    (1,234)          --           --
                                                             --------     --------     --------
Net cash used in investing activities......................   (14,700)     (20,916)      (3,617)
                                                             --------     --------     --------
FINANCING ACTIVITIES
Repayment of loans from related parties....................    (3,617)          --           --
Proceeds from notes payable................................     3,485           --          333
Repayment of notes payable.................................   (10,592)     (21,628)      (5,229)
Proceeds from long-term obligations........................    34,350       69,205      112,743
Repayment of long-term obligations.........................    (3,851)     (64,841)     (53,814)
Proceeds from common stock issued for stock purchase plan
  and stock options........................................        --          442        2,861
Issuance of common stock...................................        --       54,182           --
Preferred stock redemption.................................        --       (8,597)          --
Distributions to shareholders of acquired companies........    (1,266)      (1,269)          --
Deferred financing costs...................................    (1,512)        (525)      (3,806)
                                                             --------     --------     --------
Net cash provided by financing activities..................    16,997       26,969       53,088
                                                             --------     --------     --------
Net increase in cash and cash equivalents..................       152          123       29,879
Cash and cash equivalents at the beginning of year.........       808          960        1,083
                                                             --------     --------     --------
Cash and cash equivalents at the end of year...............  $    960     $  1,083     $ 30,962
                                                             ========     ========     ========

          See accompanying notes to consolidated financial statements.

                           MIDCOM COMMUNICATIONS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 1. NATURE OF OPERATIONS


     MIDCOM Communications Inc. ("Midcom" or the "Company") provides long distance voice and data telecommunications services. As primarily a nonfacilities-based reseller, Midcom principally utilizes the network switching and transport facilities of Tier I long distance carriers such as Sprint Corporation ("Sprint"), WorldCom, Inc. ("WorldCom") and AT&T Corp. ("AT&T") to provide a broad array of telecommunications services. Midcom's service offerings include basic "1 plus" and "800" long distance service, frame relay data transmission service, wireless service, dedicated private lines between customer locations and enhanced telecommunications services such as facsimile broadcast services and conference calling. The Company's customers are primarily small to medium-sized commercial businesses.


  Risks and Uncertainties

     The Company is subject to certain significant risks and uncertainties that may affect the amounts reported in the financial statements. These significant risks and uncertainties include impairment of assets and litigation. Additional information concerning these risks and uncertainties is included in the notes to the consolidated financial statements.

  Going Concern and Liquidity

     The Company incurred operating losses during each of the three years ended December 31, 1996 and, as of December 31, 1996, had a shareholders' deficit of $69.3 million. The Company's credit facility at December 31, 1996 was terminated on January 31, 1997. In February 1997, the Company entered into a new credit facility with Foothill Capital Corporation (the "Foothill Credit Facility"). However, borrowings under the Foothill Credit Facility will not be available until satisfaction of a number of conditions, which is expected to occur by May 1997. The consolidated financial statements have been prepared assuming the Company will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result from this uncertainty.

     Assuming borrowings become and remain available under the Foothill Credit Facility and the Company achieves anticipated revenue growth, the Company believes that its existing cash resources together with funds available under the Foothill Credit Facility, leasing facilities and cash flow from operations will be sufficient to fund the Company's expected working capital requirements. However, the exact amount and timing of these working capital requirements and the Company's ability to continue as a going concern will be determined by numerous factors, including the level of, and gross margin on, future sales, the outcome of outstanding contingencies and disputes such as pending lawsuits, payment terms achieved by the Company and the timing of capital expenditures. Furthermore, there can be no assurance that borrowings under the Foothill Credit Facility will become and remain available or that this facility together with the Company's other anticipated sources of working capital will be sufficient to implement the Company's operating strategy or meet the Company's other working capital requirements. If (i) the Company experiences greater than anticipated capital requirements, (ii) the Company is determined to be liable for, or otherwise agrees to settle or compromise, any material claim against it, (iii) the Company is unable to make borrowings under any of its credit facilities for any reason, (iv) the implementation of the Company's operating strategy fails to produce the anticipated revenue growth and cash flows or (v) additional working capital is required for any other reason, the Company will be required to refinance all or a portion of its existing debt or obtain additional equity or debt financing. There can be no assurance that any such refinancing would be possible or that the Company would be able to obtain additional equity or debt financing, if and when needed, on terms that the Company finds acceptable. Any additional equity or debt financing may involve substantial dilution to the interests of holders of the Company's debt and equity securities.

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     If the Company is unable to obtain sufficient funds to satisfy its cash requirements, it will be forced to curtail operations, dispose of assets or seek extended payment terms from its vendors. There can be no assurance that the Company would be able to reduce expenses or successfully complete other steps necessary to continue as a going concern. Such events would materially and adversely affect the value of the Company's debt and equity securities.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of MIDCOM Communications Inc. and its wholly-owned subsidiaries, PacNet Inc. ("PacNet"), Cel-Tech International Corp. ("Cel-Tech"), AdVal, Inc. ("AdVal") and Advanced Network Design ("AND") (collectively referred to as "Midcom" or the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Company's investment in Dal Telecom International ("Dal Telecom"), a Russian corporate joint venture, was accounted for on the equity method, adjusted to estimated fair value, in accordance with generally accepted accounting principles. During 1995 and 1994, the Company recorded its pro rata share of Dal Telecom's income or loss one month in arrears.

  Cash and Cash Equivalents

     All short-term investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents.

  Revenue Recognition

     Resale and transmission revenue and related costs are recognized in the period the customer utilizes the Company's service. At December 31, 1995 and 1996, net unbilled resale revenue totaled $26,153 and $5,636, respectively.

  Financial Instruments and Concentration of Credit Risk

     The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts and carrier accounts payable, notes payable and long-term obligations. The fair value of the financial instruments, except long-term obligations, approximates their recorded value based on the short-term maturity of the instruments. The fair value of the long-term obligations approximates their recorded value based on the current rates offered to the Company for similar debt of the same maturities. The Company does not have financial instruments with off-balance-sheet risk.

     Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable. Concentration of credit risk with respect to receivables are limited due to diversity in geographic locations of customers as well as diversity of industries. The Company continually evaluates the credit worthiness of its customers; however, it generally does not require collateral. The Company's allowance for doubtful accounts is based on historical trends, current market conditions and other relevant factors.

  Deferred Financing Costs

     Financing costs are capitalized and amortized over the term of the related debt on a straight-line basis which approximates the effective-interest method. Included in other assets at December 31, 1995 and 1996 are deferred financing costs of $510 and $3,419, respectively (net of accumulated amortization of $15 and $297, respectively).

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

  Furniture, Equipment and Leasehold Improvements

     Furniture, equipment and leasehold improvements are stated at cost. Maintenance and repairs are expensed as incurred. When properties are retired or otherwise disposed of, gains and losses are reflected in the consolidated statement of operations. Depreciation and amortization, which includes amortization of assets recorded under capital leases, are computed using the straight-line method over the following useful lives:

            Buildings and towers..................................  30 years
            Transmission equipment................................  12 to 15 years
            Data processing systems and equipment.................  3 to 5 years
            Switches..............................................  5 to 7 years
            Furniture, equipment and leasehold improvements.......  3 to 7 years

  Intangible Assets

     Intangible assets represent the excess of the purchase price over the estimated fair value of identifiable assets acquired in business and customer base acquisitions. Amounts are allocated primarily to customer bases which are amortized over three years using the straight-line method. Amounts are also allocated to noncompete agreements and goodwill as applicable, which are amortized using the straight-line method over terms ranging from 18 months to 25 years.

     The Company periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, is less than the carrying amount, an impairment loss is recognized.

  Net Loss Per Share

     Net loss per share is based on the weighted average number of common and equivalent shares outstanding using the treasury stock method. Common stock equivalents are excluded from the calculation of net loss per share due to their antidilutive effect, except that pursuant to Securities and Exchange Commission ("SEC") requirements, for periods prior to the Company's initial public offering, common and equivalent shares issued during the 12-month period prior to the initial public offering have been included in the calculation as if they were outstanding for all periods prior to the Company's initial public offering using the treasury stock method.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

  Stock Based Compensation

     In 1996, the Company adopted the Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. It defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans and include the cost in the income statement as compensation expense. However, it also allows an entity to continue to measure compensation cost for those

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees. The Company has elected to account for compensation cost for stock option plans in accordance with APB Opinion No. 25.

  Reclassifications

     Certain reclassifications have been made to the prior years' financial statements to conform with the current year presentation.

 3. CASH AND CASH EQUIVALENTS

     The Company's cash and cash equivalents as of December 31 consist of the following:

                                                                     1995       1996
                                                                    ------     -------
        Cash......................................................  $1,083     $ 1,194
        Commercial Paper..........................................      --      19,878
        Money Market..............................................      --       9,890
                                                                    ------     -------
                                                                    $1,083     $30,962
                                                                    ======     =======

     Due to the short-term nature of these investments, changes in market interest rates would not have a significant impact on the fair value of these securities. These securities are carried at amortized cost which approximates fair value.

 4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Major classes of furniture, equipment and leasehold improvements, including assets under capital leases, as of December 31 consist of the following:

                                                                   1995         1996
                                                                  -------     --------
        Buildings and towers....................................  $   787     $    534
        Transmission equipment..................................    3,747        3,842
        Data processing systems and equipment...................   11,120       12,133
        Switches................................................       --          141
        Furniture, equipment and leasehold improvements.........    4,663        6,974
                                                                  -------     --------
                                                                   20,317       23,624
        Accumulated depreciation and amortization...............   (6,598)     (12,579)
                                                                  -------     --------
                                                                  $13,719     $ 11,045
                                                                  =======     ========

     The gross amount of furniture, equipment and leasehold improvements recorded under capital leases was $6,073 at December 31, 1995 and 1996.

     Included in furniture, equipment and leasehold improvements are unamortized development costs related to the Company's proprietary management information system. This system was placed in service in May 1995 and is being amortized on a straight-line basis. As a result of billing problems encountered after the system was placed in service, the Company evaluated the system during the fourth quarter of 1995 and determined that the system would require additional enhancements to meet its initial design objectives and that its value had been impaired. As a result, in 1995 the Company reduced the unamortized costs from $4,471 to $2,000 and recorded a $2,471 loss on impairment of the asset.

     In the fourth quarter of 1995, the Company determined that it intended to replace certain limited capacity switches, the majority of which were acquired through acquisitions of other telecommunications

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

service providers, with newer switches having increased functionality and capacity. As a result of this decision, the Company wrote off these switches and in 1995 recorded a $2,544 loss on impairment of assets. In June 1996, the Company recorded a $1,000 loss on impairment of microwave equipment.

 5. INVESTMENT IN JOINT VENTURE

     In December 1993, Midcom contracted to acquire a 50% interest in Dal Telecom International ("Dal Telecom"), a provider of local, long distance, international and cellular telecommunications services in the Russian Far East. To acquire its interest in Dal Telecom, Midcom committed to make a capital contribution of cash, equipment and services of approximately $12,700. As of December 31, 1995, the Company had invested a total of $8,815 in the joint venture but was unable to fund additional contributions. In March 1996, the Company and the joint venture partner agreed to amend the terms of the joint venture to provide that the Company had a 40% equity interest in the joint venture.

     The Company's commitment to Dal Telecom required significant amounts of capital resources and management attention given the logistics of maintaining a relationship in Russia. As a result, the Company decided that it was in its best interests to focus on its domestic business and to sell its interest in Dal Telecom. As a result of this decision, the Company wrote down its investment in Dal Telecom to $2,000 at December 31, 1995, which was the Company's estimate of the net recoverable value of its investment in Dal Telecom, and recorded a $6,815 loss on impairment of the asset. This estimate was based on market information currently available to the Company and certain assumptions about the future operations of Dal Telecom, over which the Company had limited control. The Company discontinued recording its share of the income or losses of Dal Telecom as of December 31, 1995. During the third quarter of 1996, the remaining investment of $2,000 was written off to loss on impairment of assets, as the Company was unable to locate a purchaser for its interest.

 6. BUSINESS COMBINATIONS

     During 1994, 1995, and the first three months of 1996, the Company completed a series of acquisitions from telecommunications companies offering services similar or complementary to those offered by the Company. Certain of these acquisitions included the purchase of substantially all of the operating assets of the acquiree, including customer bases, and in other situations only specific customer bases. These asset acquisitions have been accounted for using the purchase method, with the excess of the purchase price over the net tangible assets acquired being allocated to acquired customer bases, non-compete agreements and goodwill. Revenue generated from the acquired customer bases are included in the accompanying statements of operations from the dates of the acquisitions.

     The total consideration paid for these acquisitions was $89,769 of which $74,735 was allocated to intangible assets. These acquisitions generally were financed through borrowings under the Company's lines of credit, issuance of debt and stock and assumption of liabilities.

     Components of intangible assets at December 31, 1996 and their respective estimated useful lives were as follows:

        Customer bases.......................................  $49,986           3 years
        Non-compete agreements...............................    3,527      2 to 4 years
        Goodwill.............................................    1,566          25 years
                                                               -------
                                                               $55,079
                                                               =======

     Based on certain changes in circumstances that occurred in the first quarter of 1996, including turnover in personnel, reduction in sales force and continuing attrition of acquired customer bases, the Company

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

determined that effective January 1, 1996, a reduction in the estimated life of previously acquired customer bases from 5 years to 3 years was appropriate. This reduction in estimated life increased amortization expense by $10,260 for the year ended December 31, 1996. In addition, the Company wrote down certain acquired customer bases and recorded a loss on impairment of assets of $17,765 during 1996.

     Substantially all of the Company's intangible assets consist of acquired customer bases which are subject to attrition. The estimated useful lives of these customer bases are based on attrition rates considered standard in the industry. If the Company's actual attrition rates were to exceed these estimates, or other unfavorable changes in business conditions were to occur, the value of the related customer bases would be impaired and future operating results would be adversely affected.

     In connection with certain previous acquisitions, the Company was obligated to issue or release from escrow additional shares of its common stock or pay additional cash consideration upon the satisfaction of certain contingencies. Such contingencies include, among other things, maintenance of specified revenue levels and satisfaction of general representations and warranties. The contingency periods range from six months to two years. During 1996, the Company issued or released from escrow a total of 106,782 shares of common stock and paid $1,154 in cash to partially satisfy these obligations. As of December 31, 1996, there were a total of 151,675 shares in escrow that may be released upon the satisfaction of remaining contingencies.

     In accordance with applicable accounting standards, the common stock or other consideration issuable under the contingency arrangements has not been included in the determination of purchase price, nor have the shares been considered outstanding for purposes of net loss per share calculations. Additional consideration will be recorded when the outcome of a contingency is determined.


     The Company is obligated in certain cases to issue additional shares of its common stock in the event that the market price of such stock, when the shares become registerable, is less than the price at the acquisition dates. In January 1997, the Company issued 49,233 shares of common stock in partial satisfaction of these obligations. Based on the Company's stock price on March 21, 1997, approximately 255,000 additional shares remain to be issued as a result of these obligations.


 7. NOTES PAYABLE

     At December 31, 1996 and 1995, the Company had $680 in notes outstanding, secured by a personal guarantee of the principal shareholder of the Company. The notes are due upon 30-day demand, or no later than March 28, 1999. Interest on these notes is payable monthly, at a rate of prime plus 2% (but in no event lower than 9% or greater than 13%) per annum. Warrants to purchase up to a total of 59,500 shares of Common Stock at an exercise price of $7.44 per share, subject to adjustments in the exercise price related to dilutive activities, were granted to the holders of the notes. The warrants expire on March 28, 1999.


     In connection with a customer base purchase agreement, the Company had a noninterest-bearing obligation totaling $12,000 as of December 31, 1995. The unsecured obligation required monthly payments of $3,000 from January through April 1996, payable in cash or common stock. The Company paid $3,000 to the seller in January 1996 and has withheld the remaining payments pending resolution of certain disputes with the seller. Based on the Company's stock price on March 21, 1997, the Company would be required to issue approximately 986,000 shares of its common stock to satisfy this obligation.


     At December 31, 1995, the Company had approximately $2,000 in additional notes payable to sellers of certain customer bases. These notes bore interest at rates up to 10% and were paid in full during 1996.

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 8. LONG-TERM OBLIGATIONS

     Long-term obligations as of December 31 consisted of the following:

                                                                           1995         1996
                                                                         --------     --------
Convertible subordinated notes payable, maturing on August 15, 2003, interest at 8 1/4%, interest payable semiannually, convertible into common stock at the option of the holder at any time prior to
  maturity.............................................................  $     --     $ 97,743
Senior Revolving Credit Facility with Transamerica Business Credit
  Corporation. Applicable interest rate on outstanding advances at
  December 31, 1995 was 9%. This facility was secured by substantially all of the Company's assets. The balance was repaid in full in
  1996.................................................................    37,428           --
Note payable secured by assets acquired, interest payable quarterly at
  the prime rate plus 1%. Balance due in full September 30, 1998.......       800          800
Note payable secured by certain property and equipment, interest at 5%
  to 15%, principal and interest payments due in monthly installments
  through May 31, 1997.................................................       408           27
Capital Lease Obligations, interest at 5% to 14.3%, principal and
  interest payments due in monthly installments through 2002...........     4,929        3,897
                                                                         --------      -------
                                                                           43,565      102,467
Less current portion...................................................    41,721        3,314
                                                                         --------      -------
                                                                         $  1,844     $ 99,153
                                                                         ========      =======

     Principal maturities of long-term debt at December 31, 1996 are as follows:

            1997......................................................  $  3,314
            1998......................................................       976
            1999......................................................       142
            2000......................................................       144
            2001......................................................       148
            Thereafter................................................    97,743
                                                                        --------
              Total...................................................  $102,467
                                                                        ========

     In August and September of 1996, the Company completed a private placement (the "Private Placement") of $97,743 in aggregate principal amount of 8 1/4% Convertible Subordinated Notes due 2003 (the "Notes"). Interest on the Notes is due semi-annually, on February 15 and August 15 of each year, commencing February 15, 1997. The Notes are convertible into shares of the Company's common stock, at a conversion price of $14.0875 per share (equivalent to a conversion rate of 70.985 share per $1,000 principal amount of Notes), subject to adjustment in certain events.

     In November 1995, the Company obtained a senior secured revolving credit facility from Transamerica Business Credit Corporation ("Transamerica") and certain other lenders (the "Transamerica Credit Facility") which provided for borrowings of up to $50,000, subject to certain limitations and financial covenants. The Company was not in compliance with some of these covenants as of December 31, 1995. The Transamerica Credit Facility was further amended in March 1996 to reduce the overall commitment by the lender from $50,000 to $43,000. The outstanding balance under the Transamerica Credit Facility was repaid in full in August 1996 with the proceeds of the Private Placement, and the facility was terminated on January 31, 1997.

     On March 28, 1996, the Company obtained a temporary bridge loan of $15,000 from Transamerica. The bridge loan was secured by substantially all of the Company's assets, bore interest at 12% and was originally

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

due on April 27, 1996. The Company paid an initial loan fee of $500 and had the right to extend the due date of the loan for 30-day periods upon payment of an additional fee of $200 for each 30-day extension, with final payment due by September 24, 1996. This bridge loan was repaid in August 1996.

     The Company recorded an extraordinary item in the third and fourth quarters of 1995 of $2,992 and $1,075, respectively, related to the write off of original issue discounts and deferred financing costs.

 9. PREFERRED STOCK

     During 1994, the Company issued 859,653 shares of Series A Redeemable Preferred Stock (the "Preferred Stock") to retire shareholder notes payable. The preferred stock was redeemed at $10 per share in July 1995 with proceeds from the Company's initial public offering.

10. COMMON STOCK

     On July 6, 1995, the Company completed the initial public offering of shares of its common stock at $11.00 per share, which resulted in net proceeds of approximately $54,182 to the Company after deducting the expenses of the offering. The net proceeds were used to repay indebtedness and redeem all of the outstanding shares of Preferred Stock.

     At December 31, 1996, common stock was reserved for the following:

        Conversion of the Notes..........................................   6,938,279
        Exercise and future grant of stock options.......................   4,108,816
        Employee stock purchase plan.....................................     256,354
        Exercise of outstanding warrants.................................      59,500
                                                                           ----------
                  Total common stock reserved............................  11,362,949
                                                                           ==========

11. STOCK OPTION PLAN

     The Company has a stock option plan which provides for the granting of nonqualified and incentive stock options to purchase up to 4,739,063 shares of common stock. Options granted become exercisable over vesting periods of up to five years at exercise prices determined by the Board of Directors, and generally expire ten years from the date of grant.

     Stock options have generally been granted at the fair market value at the date of grant. However, a limited number of options have been granted at less than the fair market value, in which case compensation expense has been recognized over the vesting period based on the excess of the fair market value stock at the date of grant over the exercise price.

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Presented below is a summary of stock option plans activity for the years shown:

                                                                            EXERCISE
                                                             SHARES          PRICE
                                                            --------     --------------
        Options outstanding at January 1, 1994............   484,805     $2.29 -  $5.71
          Granted.........................................   663,139     $2.29 -  $9.14
          Canceled........................................  (117,460)    $2.29 -  $9.14
                                                            ---------      ------------
        Options outstanding at December 31, 1994..........  1,030,484    $2.29 -  $9.14
          Granted.........................................   740,954     $1.00 - $18.50
          Canceled........................................  (365,619)    $2.29 - $15.75
          Exercises.......................................   (66,333)    $2.29 - $18.50
                                                            ---------      ------------
        Options outstanding at December 31, 1995..........  1,339,486    $1.00 - $18.50
          Granted.........................................  3,545,009    $3.00 - $15.50
          Canceled........................................  (637,202)    $2.29 - $18.50
          Exercises.......................................  (563,914)    $1.00 - $10.50
                                                            ---------      ------------
        Options outstanding at December 31, 1996..........  3,683,379    $2.29 - $18.50
                                                            =========      ============

     At December 31, 1996, a total of 425,437 shares were available for future issuance under the plans.

     The following table summarizes information for options currently outstanding and exercisable at December 31, 1996:

                                       OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                  ------------------------------              ----------------------
                                                WEIGHTED AVERAGE   WEIGHTED                 WEIGHTED
                RANGE OF                           REMAINING       AVERAGE                  AVERAGE
                EXERCISE            NUMBER        CONTRACTUAL      EXERCISE     NUMBER      EXERCISE
                 PRICES           OUTSTANDING         LIFE          PRICE     EXERCISABLE    PRICE
        ------------------------  -----------   ----------------   --------   -----------   --------
        $ 2.29 - $ 6.50.........     128,215           8.8          $ 3.69       89,000      $ 3.50
        $ 6.51 - $12.00.........   3,316,815           9.5          $ 8.85      228,532      $ 9.70
        $12.01 - $18.50.........     238,349           8.5          $15.69       57,250      $16.96
                                   ---------                                    -------
                                   3,683,379                                    374,782
                                   ---------                                    -------


     The Company applies APB 25 in accounting for its stock issued to employees. Had compensation cost for the Company's stock options been recognized based upon the fair value on the grant date under the methodology prescribed by SFAS 123, the Company's net loss and net loss per share for the years ended December 31, 1995 and 1996 would have been impacted as indicated in the following table. Note that due to the adoption methodology prescribed by SFAS 123, the proforma results shown below only reflect the impact of options granted in 1995 and 1996. Since option vesting occurs over five years, the proforma impact shown for 1995 and 1996 is not representative of what the impact will be in future years.


                                                                  1995         1996
                                                                --------     ---------
        Net loss -- as reported...............................  $(33,418)    $ (97,319)
        Net loss -- proforma..................................  $(34,066)    $(101,549)
        Loss per share -- as reported.........................  $  (2.76)    $   (6.27)
        Loss per share -- proforma............................  $  (2.82)    $   (6.54)

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


     This fair value of options granted (which is amortized to expense over the option vesting period in determining the proforma impact), is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996:


        Expected life of option..........................................  3 1/2 yrs
        Risk free interest rate..........................................  6.5%
        Expected volatility..............................................  60.0%
        Dividend yield...................................................  --

     The weighted average fair value of options granted during 1996 and 1995 is as follows:

                                                                   1995         1996
                                                                 --------    ----------
        Fair value of each option granted......................     $7.02         $4.16
        Total number of options granted........................   740,954     3,545,009
        Total fair value of all options granted................    $5,201       $14,747

     In accordance with SFAS 123, the weighted average fair value of stock options granted is required to be based on a theoretical statistical model using the preceding Black-Scholes assumptions. In actuality, because company stock options do not trade on a secondary exchange, employees can receive no value nor derive any benefit from holding stock options under these plans without an increase in the market price of Midcom stock. Such an increase in stock price would benefit all stockholders commensurably.

12. INCOME TAXES

     Components of the Company's deferred tax liabilities and assets as of December 31 are as follows:


                                                                   1995         1996
                                                                 --------     --------
        Deferred tax assets:
          Sales reserves and allowances........................  $  1,326     $  2,248
          Accrued compensation costs...........................        --          322
          Provisions not currently deductible..................       376        1,829
          Accrued restructuring costs..........................        --          373
          Contract settlement..................................        --        1,520
          Tax depreciation different than financial accounting
             depreciation......................................        --        1,455
          Intangible tax amortization different than financial
             statement amortization............................     1,832       17,560
          Losses and write-down of foreign joint venture.......     3,022        3,769
          Net operating loss carry forwards....................     7,648       24,817
                                                                 --------     --------
          Total deferred tax assets............................    14,204       53,893
        Valuation allowance....................................   (13,017)     (53,502)
                                                                 --------     --------
        Net deferred tax assets................................  $  1,187     $    391
                                                                 --------     --------
        Deferred tax liabilities:
          Tax depreciation different than financial accounting
             depreciation......................................      (424)          --
          Cash to accrual change...............................      (763)        (391)
                                                                 --------     --------
             Total deferred tax liabilities....................    (1,187)        (391)
                                                                 --------     --------
        Net deferred tax liabilities...........................  $     --     $     --
                                                                 ========     ========

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     On January 1, 1994, when the Company became a C Corporation, a valuation allowance on deferred tax assets was not required due to the net deferred tax liability position. At December 31, 1994, the valuation allowance of $316 was established for the deferred tax assets in excess of deferred tax liabilities. The valuation allowance was increased $13,333 and $40,485 in 1995 and 1996, respectively.

     The Company has net operating loss carry forwards for federal income tax purposes available to offset future federal taxable income, if any, of approximately $60,042 with the following expirations: $4,536 in 2009, $8,770 in 2010 and $46,736 in 2011.

     The provisions for income taxes differ from the "expected" income tax benefit as follows for the years ended December 31:

                                                                 1994      1995      1996
                                                                ------    ------    ------
    Computed expected federal tax benefit.....................   (34.0)%   (34.0)%   (34.0)%
    State taxes, net of federal benefit.......................    (6.0)%    (6.0)%    (6.0)%
    Deferred taxes associated with Midcom S Corporation to C
      Corporation conversion, January 1, 1994.................     6.8%       --        --
    Deferred tax asset realization related to acquisitions....    16.8%       --        --
    Change in valuation allowance for net deferred tax
      assets..................................................    10.4%     38.0%     39.8%
    Other.....................................................     6.0%      2.0%      0.2%
                                                                ------    ------    ------
                                                                    --%       --%       --%
                                                                ======    ======    ======

13. RELATED-PARTY TRANSACTIONS

     The largest shareholder of the Company and the Company's former President and Chief Executive Officer jointly own QuestWest Inc. QuestWest Inc., in turn, holds approximately an 85% interest in Quest America Limited Partnership ("Quest LP"). In December 1993, the Company entered into a distribution agreement with Quest LP that entitles Quest LP to a sales commission from the Company at a rate equal to the most favorable rate available to other comparable Company distributors. In October 1995 the largest shareholder sold their interest in Quest LP to a third party and the most favorable rate clause in the distribution agreement was eliminated. During 1995 and 1994, Quest LP received $295 and $66, respectively, in net commissions.

     Effective May 1996, the Company entered into an employment agreement with William H. Oberlin, the Company's President and Chief Executive Officer. The agreement provides for a base salary of $25 per month and an annual bonus to be determined each year by the Company's Board of Directors based on certain quantitative and qualitative targets set forth in the Company's annual business plan. In connection with entering into the agreement, the Company granted Mr. Oberlin options to purchase up to 1,214,714 shares of Common Stock pursuant to the Company's Stock Option Plan. The options vest ratably over a five-year period. Mr. Oberlin is entitled to up to two years severance (reduced to one year severance in certain circumstances) in the event of termination. Severance generally equals the sum of the annualized base salary at the time of termination and the average annual bonuses for the fiscal years preceding termination. The agreement also contains a non-interference provision pursuant to which, for a period of six months following termination of employment, Mr. Oberlin has agreed to, among other things, preserve the confidentiality of the Company's customer list and refrain from actively soliciting the Company's customers existing at the date of termination.

     Effective May 1996, the Company entered into consulting agreements with Marvin C. Moses and John M. Zrno, each a director of the Company, pursuant to which Messrs. Moses and Zrno have agreed to provide consulting services to the Company with respect to acquisitions, investor and other strategic relations and

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

strategic financial matters. Pursuant to the agreements, the Company is required to pay each of these individuals a retainer of $8.333 per month. In addition, in connection with the agreements, the Company has granted to each of these individuals options for the purchase of 253,681 shares of Common Stock pursuant to the Company's Stock Option Plan. The options vest ratably over a five-year period. The agreements terminate after a period of five years beginning on June 1, 1996, unless terminated earlier in accordance with the terms thereof. The agreements may be terminated by either party at any time upon 30 days prior written notice.

     In June 1994, the Company entered into an employment agreement with Ashok Rao, the former President and Chief Executive Officer of the Company. The agreement provided for a base salary of $25 per month. Mr. Rao resigned from the Company in April 1996. In connection with Mr. Rao's resignation, the Company has elected to repurchase 885,360 shares of Common Stock held by Mr. Rao and certain trusts established by Mr. Rao (the "Rao Shares"). See Note 15, below. Under an agreement between Mr. Rao and Paul Pfleger, Vice Chairman of the Company's Board of Directors, pursuant to which Mr. Rao purchased the Rao Shares from Mr. Pfleger, Mr. Pfleger is entitled to receive payments aggregating approximately $2.2 million out of proceeds received by Mr. Rao from the sale of the Rao Shares to the Company.

14. EMPLOYEE BENEFIT PLANS

  401(k) Salary Deferral and Profit Sharing Plan

     Prior to February 1, 1996, the Company maintained a 401(k) Salary Deferral and Profit Sharing Plan with its affiliate SP Investments Inc. ("SPII"). Effective February 1, 1996, SPII withdrew from the Retirement Plan. The Company maintains a voluntary defined contribution profit sharing plans covering all eligible employees as defined in the plan documents. Participating employees may elect to defer and contribute a stated percentage of their compensation to the plan, not to exceed the dollar amount set by law. The Company matches 50% of each employee's contribution up to a maximum of the first 6% of each employee's compensation.

     The Company's matching contributions to the plan were approximately $156, $253, and $283 for the years ended December 31, 1994, 1995 and 1996, respectively.

  Employee Stock Purchase Plan

     In December 1994, the Company established an Employee Stock Purchase Plan which became effective upon the successful completion of the Company's initial public offering of common stock. The Company's plan provides that eligible employees may contribute up to 10% of their base earnings toward the semi-annual purchase of the Company's common stock. The employee's purchase price is 95% of the lesser of the fair market value of the stock on the first business day or the last business day of the semi-annual offering period. The total number of shares issuable under the plan is 262,500. There were 3,717 shares issued under the plan during fiscal 1996 at prices ranging from $8.08 to $13.66, and 2,429 shares issued under the plan during fiscal 1995 at a price of $14.61.

15. COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases its office space and certain equipment under terms of noncancelable operating leases, which expire on various dates through 2004. The leases generally require that the Company pay certain maintenance, insurance and other operating expenses. Rent expense under operating leases for the years ended December 31, 1994, 1995 and 1996 was $566, $2,535, and $3,281,
respectively.

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     At December 31, 1996, minimum future lease payments under noncancelable operating leases are as follows:

                                                                 OPERATING
                                                                   LEASE
                                                                 ---------
                    1997.......................................   $ 3,092
                    1998.......................................     2,797
                    1999.......................................     2,521
                    2000.......................................     2,271
                    2001.......................................     1,765
                    Thereafter.................................     3,340
                                                                  -------
                              Total............................   $15,786
                                                                  =======

  Commitments with Providers

     Under the terms of carrier contracts executed with AT&T and other carriers, the Company has made commitments to maintain or achieve certain volume levels in order to obtain special forward pricing. Under some of these contracts, the Company guarantees to sell a certain amount of long distance volume within a certain time period or purchase all or a portion of any unused volume. Under others, if certain volume levels are not achieved during stated periods, pricing is adjusted going forward to levels justified by current volumes.

     At December 31, 1996, minimum future usage commitments are as follows:

                    1997......................................  $ 26,790
                    1998......................................     3,287
                    1999......................................        --
                    2000......................................    75,000
                                                                --------
                              Total...........................  $105,077
                                                                ========

     As of September 30, 1996, Midcom's minimum volume commitment under its supply contract with AT&T Corp. ("AT&T"), its largest supply contract, was $117,000. The Company estimated that, as of the last measurement date on September 30, 1996, it would have been in shortfall of its minimum commitments to AT&T by approximately $27,600 based on then current contract requirements. However, on October 31, 1996, the Company and AT&T executed a Release and Settlement Agreement pursuant to which substantially all disputes between the Company and AT&T have been resolved. Also on October 31, 1996, the Company and AT&T executed a new carrier contract pursuant to which the Company's minimum commitment to AT&T was reduced to $13,700 to be used over the eighteen month period immediately following execution of the agreement. In addition, the new carrier contract provides for more favorable pricing for certain network services provided by AT&T. In consideration for the terms of the settlement and the new rate structure, the Company is required to pay AT&T $8,800 payable in two installments. The first payment of $5,000 was made on November 6, 1996, and the remaining balance of $3,800 will be due within 30 days of Midcom announcing quarterly gross revenue in excess of $75,000 or upon completion of a change in control.

     At the present time, the Company has achieved or reserved for all of its required volume commitments. There can be no assurance that the minimum usage commitments will be achieved in the future, and if such commitments are not achieved future operating results could be adversely affected.

     During the years ended December 31, 1994, 1995 and 1996, the Company relied on three carriers to carry traffic representing approximately 97%, 67% and 74% of the Company's revenue, respectively. The Company has the ability to transfer its customers' traffic from one supplier to another in the event a supplier declines to

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

continue to carry the Company's traffic. However, such transfers could result in disruption of service to the customers, with a subsequent loss of revenue which would adversely affect operating results.

ACQUISITIONS

     In connection with several business or customer base acquisition agreements, the Company is obligated to issue additional consideration upon the satisfaction of certain contingencies.

SHARE REDEMPTION

     In connection with the resignation of Ashok Rao, the Company's former President and Chief Executive Officer, the Company has elected to repurchase 885,360 shares of Common Stock held by Mr. Rao and certain trusts established by Mr. Rao (the "Rao Shares") at a price equal to the fair market value of the Rao Shares on the date of Mr. Rao's resignation. The date of resignation and the amount of the restricted security discount to be applied to the value of the Rao Shares have been submitted to arbitration. Once determined, the purchase price is to be paid by the Company in 36 equal monthly installments and will bear interest at a rate of 8% per annum.

REGULATION

  Federal

     The Company has all necessary authority to provide domestic interstate and international telecommunications services under current FCC regulations. Midcom has filed both domestic and international tariffs with the FCC, and PacNet has, and is only required to file, international tariffs. Pursuant to a 1995 court decision, detailed rate schedules now must be filed in lieu of the "reasonable range of rates" tariff previously accepted by the FCC. In reliance on the FCC's past practice of allowing relaxed range of rates tariffs for non- dominant carriers, Midcom and most of its competitors did not maintain detailed rate schedules. Until the two-year statute of limitations expires, Midcom could be held liable for damages for its failure to maintain detailed rate schedules, although it believes that such an outcome is highly unlikely and would not have a material adverse effect on it. Pursuant to authority granted to it in the 1996 Telecommunications Act, the FCC is considering "mandatory detariffing" for domestic non-dominant carriers. This proposal (which has been stayed by an order of the federal district court in Washington, D.C.) would relieve the Company of its obligation to file tariffs applicable to its domestic interexchange offerings.

  State

     The intrastate long distance operations of Midcom are also subject to various state laws. The majority of states require certification or registration, which the Company has secured in 47 states and Washington, D.C. Many states require tariff filings as well.

     In certain states, approval for transfers of control and acquisitions of customer bases must be obtained. Midcom has been successful in obtaining all necessary regulatory approvals to date, although revisions of tariffs, authorities and approvals are being made on a continuing basis, and many such requests are pending at any one time.

     Some states may assess penalties on long distance service providers for traffic sold prior to tariff approval or the state's consent to an acquisition. Such states may require refunds to be made to customers. It is the opinion of management that such penalties and refunds, if any, would not have a material adverse effect on the results of operations or financial condition of the Company.

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

DISPUTES AND LITIGATION

     Class Action Lawsuit. The Company, its Vice Chairman of the Board of Directors and largest shareholder, the Company's former President, Chief Executive Officer and director, and the Company's former Chief Financial Officer are named as defendants in a securities action filed in the U.S. District Court for the Western District of Washington (the "Complaint"). The Complaint was filed on behalf of a class of purchasers of the Company's Common Stock during the period beginning on July 6, 1995, the date of the Company's initial public offering, and ending on March 4, 1996 (the "Class Period"). An amended complaint (the "Amended Complaint") was filed on July 8, 1996. In November 1996, the Court granted the defendants' motion to dismiss the amended Complaint. The Amended Complaint alleges, among other things, that the registration statement and prospectus relating to the Company's initial public offering contained false and misleading statements concerning the Company's billing software and financial condition. The Amended Complaint further alleges that, throughout the Class Period, the defendants inflated the price of the Common Stock by intentionally or recklessly making material misrepresentations or omissions which deceived the public about the Company's financial condition and prospects. The Amended Complaint alleges claims under the Securities Act and the Exchange Act as well as various state laws, and seeks damages in an unstated amount. Defendants filed a motion to dismiss on August 7, 1996 and filed a reply to plaintiffs' opposition on September 18, 1996. Oral arguments were heard on November 1, 1996. All discovery proceedings are stayed until defendants' motion to dismiss is acted on by the Court. While the Company believes that it has substantive defenses to the claims in the Amended Complaint and intends to vigorously defend this lawsuit, it is unable to predict the outcome of this action.

     SEC Investigation. The Company was informed in May 1996 that the SEC was conducting an informal inquiry regarding the Company. The Company has voluntarily provided the documents requested by the Commission. In addition, the SEC has requested the Company's cooperation in interviewing certain current and former Company personnel and the Company is in the process of scheduling such interviews. However, the Company has not been informed whether or not the SEC intends to commence a formal action against the Company or any of its affiliates. The Company is, therefore, unable to predict the ultimate outcome of the investigation. In the event that the SEC elects to initiate a formal enforcement proceeding, the Company and certain of its current and/or former officers could be subject to civil or criminal sanctions including monetary penalties and injunctive measures. Any such enforcement proceeding could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is also party to other routine litigation incident to its business and to which its property is subject. The Company's management believes the ultimate resolution of these matters will not have a material adverse effect on the Company's business, financial condition or results of operations.

                           MIDCOM COMMUNICATIONS INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION


                                                                1994       1995       1996
                                                               ------     ------     ------
    Noncash investing and financing activities:
      Application of related-party accounts receivable to
         related-party accounts payable......................  $1,234     $   --     $   --
      Conversion of amounts due to related parties to
         redeemable preferred stock..........................   8,597         --         --
      Issuance of notes payable and assumption of liabilities
         for acquisitions of customer bases..................   5,154     42,591        459
      Capital lease obligation for equipment.................   2,207      1,892         --
      Issuance of notes payable for equipment................      --        310         --
      Issuance of common stock warrants in connection with
         financing...........................................   3,500         --         --
      Issuance of common stock for acquisitions..............   1,040      9,877        513
      Issuance of note payable for settlement of carrier
         accounts payable....................................      --      3,500      3,800
    Cash paid for interest...................................   1,453      4,128      5,074
    Cash paid for income taxes...............................     131         25         --


17. RESTRUCTURING CHARGE

     In March and April 1996, the Company made announcements regarding changes in senior management and the restructuring of its operations in order to reduce expenses to the level of available capital. These actions included the layoff of certain employees and contractors and the closure of 6 sales offices. As a result, the Company recorded a charge of $1,620 during the first quarter 1996 and $600 during the second quarter of 1996, the components of which relate primarily to severance and lease cancellation charges. Included in the first quarter restructuring charge is approximately $420 relating to the extension of the time period to exercise outstanding stock options. As of December 31, 1996, $807 of this restructuring charge remained in accrued liabilities.

18. SUBSEQUENT EVENTS

     In February 1997, the Company entered into an agreement with Foothill Capital Corporation for a revolving credit facility. Under the terms of the agreement, the Company will be able to borrow up to $30,000, subject to a borrowing base limitation of 85% of eligible billed and 75% of eligible unbilled receivables. Borrowings under this agreement will bear interest at a prime rate, plus one percent, and will be secured by substantially all of the assets of the Company. Pursuant to the agreement, the Company is required to maintain minimum levels of adjusted net worth and is subject to a number of negative covenants which place limitations on, among other things, capital expenditures, investments and additional debt. Other covenants preclude payment of cash dividends and require the Company to obtain the lenders' consent prior to making any acquisitions. Borrowings under the agreement will not be available until satisfaction of a number of conditions, consisting primarily of final documentation of security arrangements, which is expected to occur by May 1997.

     On February 18, 1997, the Company announced that it had awarded a supply agreement to Northern Telecom ("Nortel") for the acquisition of a total of six DMS-250 and DMS-500 local/long distance switching systems. Scheduled for completion by mid-1997, the network will handle local, long distance and value added services. The Company also announced that it had entered into a master lease agreement with Comdisco, Inc. ("Comdisco"), to provide financing for the Nortel switches. The initial financing is approximately $13,000. In March 1997, a warrant for the purchase of up to 117,000 shares of the Company's common stock was granted to Comdisco in connection with this financing arrangement.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY THE NOTES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    2
Forward-looking Statements and the
  Private Securities Litigation Reform
  Act.................................    7
Risk Factors..........................    8
Use of Proceeds.......................   20
Trading Market for Securities.........   20
Dividend Policy.......................   20
Capitalization........................   21
Selected Consolidated Financial and
  Operating Data......................   22
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   24
Business..............................   34
Management............................   55
Selling Securityholders...............   64
Principal Shareholders................   65
Certain Transactions..................   67
Description of Notes..................   71
Description of Capital Stock..........   86
Shares Eligible for Future Sale.......   90
Plan of Distribution..................   93
Legal Matters.........................   94
Experts...............................   94
Available Information.................   94
Index to Financial Statements.........  F-1


======================================================
======================================================


                                1,675,200 SHARES


                                     MIDCOM
                              COMMUNICATIONS INC.

                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------

                                 APRIL 7, 1997


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market(R) listing fee.


    Securities and Exchange Commission Registration Fee........................  $ 4,534
    NASD Filing Fee............................................................        0
    Nasdaq National Market(R) Listing Fee......................................        0
    Blue Sky Fees and Expenses (includes fees and expenses of counsel).........    5,000
    Transfer Agent and Registrar Fees..........................................        0
    Accounting Fees and Expenses...............................................   10,000
    Legal Fees and Expenses....................................................   40,000
    Printing, Engraving and Delivery Expenses..................................   15,000
    Insurance Coverage Acquired for the Offering...............................        0
    Miscellaneous..............................................................    5,000
                                                                                  ------
              Total............................................................  $69,534
                                                                                  ======


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Bylaws (Exhibit 3.2 hereto) require the Registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

     Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate its directors' liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) improper declaration of dividends, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contain provisions limiting the liability of the directors to the Registrant and to its shareholders to the fullest extent permitted by Washington law.

     The above discussion of the WBCA and the Registrant's Bylaws and Amended and Restated Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by such statute, the Bylaws and the Amended and Restated Articles of Incorporation, respectively.

     The Registrant maintains officers' and directors' liability insurance on its directors and officers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     On March 13, 1997, the Company issued to Comdisco, Inc. a warrant to purchase 117,000 shares of Common Stock, at an exercise price of $10 per share, in connection with a capital lease financing arrangement. The Company believes that the issuance of this warrant was exempt from registration by virtue of
Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register the shares of Common Stock issuable upon exercise of the warrant under the Securities Act under certain circumstances.

     On August 22, 1996 and September 6, 1996, the Company completed sales of $97,743,000 in aggregate principal amount of 8 1/4% Convertible Subordinate Notes due 2003 (the "Notes"). PaineWebber Incorporated and Wheat, First Securities, Inc. acted as the Initial Purchasers and resold the notes to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act, to accredited investors under Regulation D promulgated under the Securities Act, and to non-U.S. persons pursuant to Regulation S promulgated under the Securities Act. The Company believes these transactions are exempt from registration pursuant to Rule 144A, Regulation D and Regulation S promulgated under Securities Act as transactions not involving a public offering. The Company filed a Form D and an Amended Form D to perfect an exemption from registration under Rule 506, as promulgated under Section 4(2) of the Securities Act, with respect to the sales of the notes to the Initial Purchasers. The Company has committed to register the Notes, and the shares of the Company's common stock issuable upon conversion of the Notes, for public offer and sale under the Securities Act. On October 18, 1996, the Company filed a Registration Statement on Form S-1 (Reg. No. 333-14427), relating to the public offer and sale of the Notes and the shares of the Company's common stock issuable upon conversion of the Notes. This Registration Statement, as subsequently amended, was declared effective by the Commission in April 1997.


     On December 29, 1995, the Company issued to David Wiegand 453,240 shares of Common Stock valued at $18.25 per share in connection with the acquisition of ADNET Telemanagement, Inc. The Company believes that the issuance of the shares was exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register these shares under the Securities Act under certain circumstances.

     On November 6, 1995, the Company issued to the shareholders of Fairfield County Telephone Corporation ("Fairfield") 98,762 shares of Common Stock valued at $18.25 per share, including 24,691 shares that were deposited into escrow and are subject to possible redemption by the Company in exchange for all of the outstanding capital stock of Fairfield. In January 1997, the Company issued a total of 38,711 additional shares of Common Stock to the foregoing individuals, on a pro rata basis, as required by the acquisition documents to compensate for the decrease in value of the Common Stock since the closing of the acquisition. The Company believes that the issuance of these shares was exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register these shares under the Securities Act under certain circumstances.

     In September 1995, the Company issued to GE Capital Communications Services, Inc. ("GE Capital") a warrant to purchase shares of Common Stock with an aggregate value of $2,000,000 plus additional consideration in exchange for a portion of GE Capital's customer base. The Company believes that the issuance of the warrant was exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. The warrant expired upon repayment in full of the note payable to GE Capital in the third quarter of 1996.

     On September 29, 1995, the Company issued to the shareholders of AdVal, Inc. ("Adval") 250,000 shares of Common Stock valued at $15.25 per share in exchange for all of the outstanding capital stock of Adval. The Company believes that the issuance of these shares was exempt from the registration by virtue of
Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register these shares under the Securities Act under certain circumstances.

     On September 1, 1995, the Company issued to Cherry Communications Incorporated ("Cherry Communications") 317,460 shares of Common Stock valued at $15.75 per share plus additional consideration in exchange for certain assets of Cherry Communications. The Company believes that the issuance of these shares was exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register these shares under the Securities Act under certain circumstances.

     On August 31, 1995, the Company issued to Communications Services of America, Inc. ("CSA") 20,893 shares of Common Stock valued at $15.25 per share plus additional consideration in exchange for the customer base of CSA. In January 1997, the Company issued a total of 10,522 additional shares of Common Stock to an affiliate of CSA as required by the acquisition documents to compensate for the decrease in value of the Common Stock since the closing of the acquisition. The Company believes that the issuance of these shares was exempt from the registration by virtue of
Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register these shares under the Securities Act under certain circumstances.


     On August 19, 1995, the Company issued to the sole shareholder of Cel-Tech International Corp. ("Cel-Tech") 141,935 shares of Common Stock valued at $16.25 per share in exchange for all of Cel-Tech's outstanding capital stock. In March 1997, the Company issued an additional 9,457 shares of Common Stock pursuant to a Settlement Agreement and Release dated March 18, 1997. The Company believes that the issuances of these shares were exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register these shares under the Securities Act under certain circumstances.


     Effective April 1, 1995, in connection with amendments to certain non-competition agreements between the Company and the former shareholders of Telnet Communications Inc., the Company issued to such shareholders warrants to purchase an aggregate of 59,500 shares of Common Stock exercisable for $7.44 per share. The Company believes that the issuance of these warrants was exempt from registration by virtue of Section 4(2) of the Securities Act as transactions not involving a public offering. The Company has committed to register the shares issuable upon exercise of the warrants (but not the warrants) under the Securities Act under certain circumstances.

     On January 20, 1995, the Company issued to Communique Telecommunications, Inc. ("Communique") 371,875 shares of Common Stock valued at $9.14 per share plus additional consideration in exchange for certain assets of Communique. The Company believes that the issuance of these shares was exempt from the registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering.

     In December 1994, the Company issued to the former shareholder of PacNet, Inc. ("PacNet") 130,000 shares of Common Stock (113,750 shares after giving effect to the Company's reverse stock split in April 1995) valued at $11.43 per share plus additional consideration in exchange for all of PacNet's outstanding shares of capital stock. In addition, the Company issued to this person an option to purchase 60,000 shares of Common Stock (54,750 shares after giving effect to the Company's reverse stock split in April 1995) at an exercise price of $5.71 per share. The Company believes that the issuance of these shares and the option were exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. The Company has committed to register the shares (but not the options or the shares issuable upon exercise thereof) under the Securities Act under certain circumstances.

     On June 10, 1994, the Company issued to Paul Pfleger, Vice Chairman of the Company's Board of Directors, 859,653 shares of Series A Preferred Stock in consideration for the assignment by Mr. Pfleger to the Company of notes and receivables in the aggregate amount of $3,731,729 and the assumption by Mr. Pfleger of the Company's indebtedness to a third party evidenced by a note in the original principal amount of $4 million, bearing interest at a rate of 12% per annum and maturing December 31, 2002. The Company believes that the issuance of the shares was exempt from registration by virtue of Section 4(2) of the Securities Act. These shares were redeemed by the Company in connection with the closing of the Company's initial public offering.

     On June 10, 1994, the Company issued to First Union Corporation a warrant to purchase 1,493,059 shares of Nonvoting Common Stock, at an exercise price of $0.0001 per share. The Company believes that the issuance of the warrant was exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. In conjunction with the closing of the Company's initial public offering, the warrants were amended and fully exercised resulting in the issuance of 640,478 shares of Common Stock. The Company has committed to register these shares under the Securities Act under certain circumstances.

     On June 10, 1994, the Company issued to The Robinson-Humphrey Company, Inc. a warrant to purchase 20,177 shares of Common Stock, at an exercise price of $0.0001 per share. In connection with the conclusion of that financing the Company paid a cash fee to Robinson-Humphrey of $444,000. The Company believes that the issuance of the warrant was exempt from registration by virtue of Section 4(2) of the Securities Act as a transaction not involving a public offering. In conjunction with the closing of the Company's initial public offering, the warrants were amended and fully exercised resulting in the issuance of 7,641 shares of Common Stock. The Company has committed to register these shares under the Securities Act under certain circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     A.  EXHIBITS.


    EXHIBIT
     NUMBER
 (REFERENCED TO
  ITEM 601 OF
REGULATION S-K)*                                 EXHIBIT DESCRIPTION
----------------     ---------------------------------------------------------------------------
        3.1          Amended and Restated Articles of Incorporation.
        3.2          Bylaws.
        4.1          Form of Common Stock Certificate.
        4.2          See Exhibits numbered 3.1 and 3.2 for provisions of the Amended and
                     Restated Articles of Incorporation and Bylaws of the Company defining the rights of the holders of Common Stock.
        4.3          Purchase Agreement dated August 15, 1996 among the Company, PaineWebber
                     Incorporated and Wheat, First Securities, Inc.
        4.4          Indenture dated as of August 22, 1996 between the Company and IBJ Schroder
                     Bank & Trust Company.
        4.5          Registration Rights Agreement dated as of August 22, 1996 by and among the
                     Company, PaineWebber Incorporated and Wheat, First Securities, Inc.
        5.1          Opinion of Heller Ehrman White & McAuliffe.
       10.1          Senior Subordinated Note and Warrant Purchase Agreement dated as of June
                     10, 1994 by and among the Company, First Union Corporation and The
                     Robinson-Humphrey Company, Inc.
       10.6          Warrant Agreement dated as of June 10, 1996 by and among the Company, First
                     Union Corporation and The Robinson-Humphrey Company, Inc.
       10.7          Registration Rights Agreement dated as of June 10, 1994 by and among the
                     Company, First Union Corporation and The Robinson-Humphrey Company, Inc.
       10.17         Agreement of Formation and Activities of Russian-American Joint Stock
                     Venture "Dal Telekom International" dated as of December 5, 1993, by and among the Company, DalREO, the joint stock company Rostelekom and the state enterprise Rossvyazinform in the cities of Khabarovsk, Blagoveschensk and
                     Petropavlovsk-Kamchatski, as amended; Addendum to Agreement Regarding
                     Reorganization of Dal Telecom International dated as of December 5, 1993, by and between the Company and DalREO; Amendment to the Agreement on the
                     Joint Venture between the Company and DalREO dated July 13, 1994; Second
                     Amendment to the Agreement on the Joint Venture between the Company and
                     DalREO dated December 19, 1994; Proxy with regard to Voting of Shares of
                     Dal Telecom International dated December 5, 1993.
       10.21         Shareholders Agreement dated as of June 7, 1994 by and among Paul Pfleger,
                     Ashok Rao, the trust for the benefit of Siddhartha Rao, the trust for the benefit of Kavita Rao, the trust for the benefit of Divya Rao, the trust for the benefit of Anjali Rao, John M. Orehek, and the Company.
       10.23         Registration Rights Agreement dated as of December 30, 1994 by and between the Company and Richard W. Stroup.
       10.25         Revised and Restated 1993 Stock Option Plan, adopted by the Board of
                     Directors on December 30, 1993 and the shareholders on December 29, 1994, as amended by the Board of Directors on February 21, 1994, March 28, 1994,
                     January 19, 1995 and March 21, 1995, such amendments being approved by the shareholders on October 7, 1994 and March 30, 1995, and further amended by the Board of Directors on April 25, 1995, July 26, 1995, November 9, 1995,
                     July 25, 1996 and January 9, 1997.

    EXHIBIT
     NUMBER
 (REFERENCED TO
  ITEM 601 OF
REGULATION S-K)*                                 EXHIBIT DESCRIPTION
----------------     ---------------------------------------------------------------------------
     **10.26         Amended and Restated 1995 Employee Stock Purchase Plan adopted by the Board of Directors and the shareholders on December 9, 1994, as amended by the
                     Board of Directors on December 13, 1995, December 18, 1996 and March 13,
                     1997.(1)
       10.27         Employment Agreement dated as of June 7, 1994 by and between the Company and Ashok Rao.
       10.30         Reseller Service Agreement dated as of December 31, 1992 by and between
                     West Coast Telecommunications, Inc. and the Company.
       10.34         Software License and Services Agreement dated as of October 26, 1993 by and between ORACLE Corporation and the Company.
       10.35         Service Agreement, as amended, dated as of February 7, 1995 by and between the Company and ORACLE Corporation.
       10.36         One Plus Billing and Information Management Services Volume Purchase
                     Agreement dated March 4, 1995 by and between Zero Plus Dialing, Inc. d/b/a
                     U.S. Billing and the Company.
       10.42         Distributor Agreement dated as of December 28, 1993 by and between the
                     Company and Quest America L.P. Portions of this exhibit have been omitted pursuant to an application for an order granting confidential treatment.
                     The omitted portions have been separately filed with the Commission.
       10.50         Agreement and Plan of Reorganization dated as of November 8, 1994 by and among the Company, P.N. Acquisition Corporation, PacNet, Inc. and Richard
                     W. Stroup.
       10.51         Agreement for the purchase of Mid-Com Consultants' Aggregation Customer
                     Base and Aggregation Plans by Mid-Com Communications, Inc. dated as of
                     January 3, 1995 by and between the Company and Mid-Com Consultants, Inc.
       10.52         Asset Purchase Agreement dated as of January 20, 1995 by and between the
                     Company and Communique Telecommunications, Inc.
       10.60         1111 Third Avenue Lease Agreement dated as of March 8, 1994.
       10.61         Agreement of Sublease dated January 1, 1994 by and between Bank of New
                     Zealand and the Company.
       10.62         Real Estate Sub-Lease dated as of October 1, 1994 by and between Digital
                     Telecommunications, Inc. and the Company.
       10.66         Option Agreement dated March 6, 1995 by and among Paul H. Pfleger, Ashok
                     Rao, John M. Orehek and the Company.
       10.67         Release and Settlement Agreement dated January 1995. Portions of this exhibit have been omitted pursuant to an application for an order granting confidential treatment. The omitted portions have been separately filed with the Commission.
       10.73         Overseas Private Investment Corporation Contract of Insurance against
                     Business Income Loss.
       10.74         Overseas Private Investment Corporation Contract of Insurance against
                     Expropriation Political Violence.
       10.75         Letter Agreement dated May 12, 1995 between First Union Corporation and the
                     Company.
       10.78         Registration Rights Agreement dated as of April 1, 1995 by and among the
                     Company and Darren Narans, Kevin Narans and Steven Tomsic.
       10.79         Stock Purchase Warrant issued on April 1, 1995 by the Company to Darren
                     Narans granting Darren Narans the right to purchase from the Company 12,250 shares of the Company's Common Stock.
       10.80         Stock Purchase Warrant issued on April 1, 1995 by the Company to Kevin
                     Narans granting Kevin Narans the right to purchase from the Company 23,625 shares of the Company's Common Stock.
       10.81         Stock Purchase Warrant issued on April 1, 1995 by the Company to Steven
                     Tomsic granting Steven Tomsic the right to purchase from the Company 23,625 shares of the Company's Common Stock.

    EXHIBIT
     NUMBER
 (REFERENCED TO
  ITEM 601 OF
REGULATION S-K)*                                 EXHIBIT DESCRIPTION
----------------     ---------------------------------------------------------------------------
       10.83         Letter Agreement dated June 6, 1995 between First Union Corporation, The
                     Robinson- Humphrey Company, Inc. and the Company.
       10.86         Carrier Transport Switched Services Agreement dated June 14, 1995 and amended November 1, 1995 by and between Sprint Communications Company L.P.
                     and the Company, amended November 1, 1995. Portions of this exhibit have been omitted pursuant to an application for an order granting confidential treatment. The omitted portions have been separately filed with the
                     Commission.
       10.87         Telecommunications Services Agreement dated March 27, 1996 by and between
                     Worldcom Network Service, Inc. d/b/a WilTel and the Company. Portions of
                     this exhibit have been omitted pursuant to an application for an order granting confidential treatment. The omitted portions have been separately filed with the Commission.
       10.88         Customer Base Purchase and Sale Agreement dated as of September 1, 1995 between Cherry Communications Incorporated and the Company.
       10.89         Master Equipment Lease Agreement dated as of September 12, 1995 between
                     Keycorp Leasing Ltd. and the Company.
       10.90         Agreement and Plan of Reorganization dated as of September 29, 1995 among the Company, AV Acquisition Corporation, AdVal, Inc., AdVal Data
                     Corporation, Theodore D. Berns and Donald D. Dean.
       10.91         Credit Agreement dated as of November 8, 1995 among the Company, PacNet,
                     AdVal, Cel-Tech (the "Borrowers") and Transamerica Business Credit
                     Corporation, as agent.
       10.92         Revolving Note dated December 20, 1995 in the amount of $30,000,000 made by the Borrowers to the order of Transamerica Business Credit Corporation.
       10.94         Revolving Note dated December 20, 1995 in the amount of $13,000,000 made by the Borrowers to the order of Nationsbank of Georgia, N.A.
       10.95         Stock Pledge Agreement dated as of November 8, 1995 made by the Company in favor of Transamerica Business Credit Corporation, as agent.
       10.96         Security Agreement dated as of November 8, 1995 made by the Borrowers in favor of Transamerica Business Credit Corporation, as agent.
       10.97         Letter Agreement dated March 6, 1996 between the Borrowers and Transamerica
                     Business Credit Corporation, as agent.
       10.98         Letter Agreement dated March 18, 1996 between the Borrowers and
                     Transamerica Business Credit Corporation, as agent.
       10.99         First Amendment to Credit Agreement dated March 28, 1996 between the
                     Borrowers and Transamerica Business Credit Corporation, as agent.
       10.100        Promissory Note dated March 28, 1996 in the amount of $15,000,000 made by the Company to the order of Transamerica Business Credit Corporation.
       10.103        Agreement and Plan of Reorganization dated December 29, 1995 among the
                     Company, ADNET Telemanagement, Inc., David Wiegand and Maria Wiegand.
       10.104        Contract Tariff No. 969 effective February 15, 1996 between the Company and
                     AT&T Corp.
       10.105        Second Amendment to Credit Agreement dated July 26, 1996 among the Company,
                     PacNet, AdVal, Cel-Tech, Advanced Network Design and Transamerica Business
                     Credit Corporation, as agent.
       10.106        Third Amendment to Credit Agreement dated August 21, 1996 between the
                     Company, PacNet, AdVal, Cel-Tech and Advanced Network Design and
                     Transamerica Business Credit Corporation.
       10.107        Customer Base Purchase and Sale Agreement dated as of November 1, 1995 between the Company and Cherry Communications Incorporated.
       10.108        Distributor Agreement dated April 4, 1996 between the Company and Tie
                     Communications, Inc.
       10.109        Employment Agreement dated May 24, 1996 between the Company and William H.
                     Oberlin.

    EXHIBIT
     NUMBER
 (REFERENCED TO
  ITEM 601 OF
REGULATION S-K)*                                 EXHIBIT DESCRIPTION
----------------     ---------------------------------------------------------------------------
       10.110        Consulting Agreement dated May 24, 1996 between the Company and John M.
                     Zrno.
       10.111        Consulting Agreement dated May 24, 1996 between the Company and Marvin C.
                     Moses.
       10.113        Settlement Agreement and Release, dated as of December 27, 1996, among
                     David Wiegand, Maria Wiegand and the Company.
       10.114        Consulting Agreement, dated as of November 25, 1996, between the Company and David Wiegand.
       10.115        Stock Option Agreement, dated as of November 25, 1996, between the Company and David Wiegand.
       10.116        Amendment to Agreement and Plan of Reorganization, dated as of December 27,
                     1995, among the Company, David Wiegand and Maria Wiegand, amending the
                     Agreement and Plan of Reorganization dated December 29, 1995 among the
                     Company, ADNET Telemanagement, Inc. and David Wiegand.
       10.117        Amendments to Non-Competition Agreements of Maria Wiegand and David
                     Wiegand, dated as of December 27, 1996, among the Company, Maria Wiegand and David Wiegand. Portions of this exhibit have been omitted pursuant to an amended application for an order granting confidential treatment. The omitted portions have been separately filed with the Commission.
       10.118        Release and Settlement Agreement, dated October 31, 1996, between the
                     Company and AT&T Corp. Portions of this exhibit have been omitted pursuant to an amended application for an order granting confidential treatment. The omitted portions have been separately filed with the Commission.
       10.119        Carrier Agreement, dated October 31, 1996, between the Company and AT&T
                     Corp. Portions of this exhibit have been omitted pursuant to an amended application for an order granting confidential treatment. The omitted portions have been separately filed with the Commission.
     **11.1          Statement re: computation of net loss per share.(2)
       21.1          List of significant subsidiaries of the Company.
     **23.1          Consent of Ernst & Young LLP, Independent Auditors (See page II-10).
       23.2          Consent of Heller Ehrman White & McAuliffe (included in Exhibit 5.1).
       24.1          Power of Attorney.


---------------

    * Unless otherwise indicated, exhibit was previously filed herewith.



   ** Exhibit is filed herewith.



(1) Exhibit is incorporated by reference to an identically numbered exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Exhibit replaces identically numbered exhibit previously incorporated herein by reference to the Company's Registration Statement on Form S-1, file no. 33-90814.



(2) Exhibit is incorporated by reference to an identically numbered exhibit filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Exhibit replaces identically numbered exhibit previously incorporated herein by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1995.


     B.  FINANCIAL STATEMENTS.

     Consolidated Financial Statements filed as part of this Registration Statement are listed in the Index to the Financial Statements on page F-1.

     C.  FINANCIAL STATEMENT SCHEDULES.

     Consolidated Financial Statement Schedules filed as part of this Registration Statement are listed in the Index to the Financial Statement Schedules on page S-1. All other schedules have been omitted because the information is not required or is not applicable, or because the information required is included in the Consolidated Financial Statements or the Notes thereto included elsewhere in this Registration Statement.

ITEM 17. UNDERTAKINGS.

     (a) Rule 415 Offering.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities as that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Indemnification for Liabilities

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) Registration Statement Permitted by Rule 430A

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on April 4, 1997.


                                          MIDCOM COMMUNICATIONS INC.

                                          By:    /s/ ROBERT J. CHAMBERLAIN
                                            ------------------------------------
                                                   Robert J. Chamberlain
                                                Executive Vice President and
                                                  Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to this Registration Statement has been signed by the following persons in the capacities indicated below on the 4th day of April, 1997.


                  SIGNATURE                                         TITLE
---------------------------------------------   ---------------------------------------------

             WILLIAM H. OBERLIN*                   President, Chief Executive Officer and
---------------------------------------------                     Director
             William H. Oberlin                         (Principal Executive Officer)

          /s/ ROBERT J. CHAMBERLAIN             Executive Vice President and Chief Financial
---------------------------------------------         Officer (Principal Accounting and
            Robert J. Chamberlain                            Financial Officer)

                JOHN M. ZRNO*                                     Director
---------------------------------------------
                John M. Zrno

              PAUL H. PFLEGER*                                    Director
---------------------------------------------
               Paul H. Pfleger

               JOHN M. OREHEK*                                    Director
---------------------------------------------
               John M. Orehek

              SCOTT B. PERPER*                                    Director
---------------------------------------------
               Scott B. Perper

              KARL D. GUELICH*                                    Director
---------------------------------------------
               Karl D. Guelich

              MARVIN C. MOSES*                                    Director
---------------------------------------------
               Marvin C. Moses

              DANIEL M. DENNIS*                                   Director
---------------------------------------------
              Daniel M. Dennis

*By:   /s/ ROBERT J. CHAMBERLAIN
     ---------------------------------
           Robert J. Chamberlain
             Attorney-In-Fact

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the reference to our firm under the caption "Experts" and to the use of our reports dated March 21, 1997, in the Registration Statement (Form S-1) and related Prospectus of MIDCOM Communications Inc. for the registration of 1,675,200 shares of its common stock, par value $.0001 per share.


Seattle, Washington

April 4, 1997                              /s/ ERNST & YOUNG LLP

                           MIDCOM COMMUNICATIONS INC.

                               INDEX TO FINANCIAL
                              STATEMENT SCHEDULES


                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors on Financial Statement Schedule...    S-2
Schedule II. Valuation and Qualifying Accounts......................................    S-3

         REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS ON FINANCIAL
                               STATEMENT SCHEDULE

The Shareholders and Board of Directors
MIDCOM Communications Inc.


     We have audited the consolidated financial statements of MIDCOM Communications Inc. as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated March 21, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(c) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.


     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




                                                 /s/ ERNST & YOUNG LLP

Seattle, Washington

March 21, 1997

                 SCHEDULE II: VALUATION AND QUALIFYING ACCOUNTS


                                                                    ADDITIONS
                                                           ---------------------------
                                             BALANCE AT    CHARGED TO     CHARGED TO
                                            BEGINNING OF   COSTS AND    OTHER ACCOUNTS   DEDUCTIONS       BALANCE AT END
                DESCRIPTION                    PERIOD       EXPENSES     -- DESCRIBE     -- DESCRIBE        OF PERIOD
                -----------                 ------------   ----------   --------------   ----------       --------------
YEAR ENDED DECEMBER 31, 1994
Reserve and allowances deducted from assets
  accounts
  Allowance for doubtful accounts...........   $  1,167      $1,505         $1,948(1)     $ (1,748)(3)       $  2,872

YEAR ENDED DECEMBER 31, 1995
Reserve and allowances deducted from assets
  accounts
  Allowance for doubtful accounts...........   $  2,872      $9,874         $2,832(1)     $ (9,403)(3)       $ 10,581
                                                                            $4,406(2)
YEAR ENDED DECEMBER 31, 1996
Reserve and allowances deducted from assets
  accounts
  Allowance for doubtful accounts...........   $ 10,581      $9,781         $1,217        $(13,777)(3)       $  7,802


---------------

(1) Receivable reserves associated with business and customer base acquisitions.

(2)  Amounts primarily charged against revenues.

(3)  Amounts written off, net of recoveries.